FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 17, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

fILLING WITH cvm DOES NOT IMPLY ANY ASSESMENT ABOUT THE COMPANY, BEING ITS MANAGEMENTS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27
4 - NIRE 35300149947

01.02 - HEAD OFFICE ADDRESS

1 - Full Address (Street, Number and Complement) 475, Jorge Tzachel Street			2 - District Fazenda
3 - Zip Code 88301-600		4 - City Itajaí	5 – State SC
6 - DDD (Long distance) 47	7 - Telephone 3249-4533	8 - Telephone 3249-4207	9 - Telephone 3249-4222	10 – Telex
11- DDD (Long distance) 47	12 - Fax 3249-4462	13 - Fax 3249-4221	14 - Fax 3249-4211
15 - E-MAIL acoes@brasilfoods.com

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - Name Leopoldo Viriato Saboya
2 - Full Address (Place, Number and Complement) 1400, Hungria Street, 5th floor			3 - District Jardim América
4 - Zip Code 01455-000		5 - City São Paulo	6 - State SP
7 - DDD (long distance) 11	8 - Telephone 2322-5052	9 - Telephone 2322-5052	10 - Telephone 2322-5052	11 - Telex
12 - DDD (long distance) 11	2322-5747	14 - Fax 2322-5747	15 – Fax 2322-5747
16 - E-MAIL acoes@brasilfoods.com

01.04 - REFERENCE / AUDITOR

CURRENT Fiscal year		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 - END	3-QUARTER	4 - BEGIN	5 - END	6 - qUARTER	7 - BEGIN	8 - END
01/01/2010	12/31/2010	3	07/01/2010	09/30/2010	4	01/01/2009	12/31/2009
9 - Auditing Company KPMG Auditores Independentes				10 - CVM Code 00418-9
11 - Technical in Charge Danilo Siman Simões				12 - Technical in Charge Taxpayers’ Register 524.053.116-15

1

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (Units)	1 – CURRENT QUARTER 09/30/2010	2 – PREVIOUS QUARTER 12/31/2009	3 – SAME QUARTER PREVIOUS YEAR 09/30/2009

Paid-Up Capital

1 – COMMON	872,473,246	872,473,246	436,236,623
2 - PREFERRED	0	0	0
3 – TOTAL	872,473,246	872,473,246	436,236,623

In Treasury

4 - COMMON	781,172	2,288,382	2,421,696
5 - PREFERRED	0	0	0
6 – TOTAL	781,172	2,288,382	2,421,696

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 – SITUATION Operational
3 - NATURE OF SHARE CONTROL National Private
4 - CODE OF ACTIVITY 1220 – Food
5 - MAIN ACTIVITY Holding Operational
6 - CONSOLIDATED TYPE Total
7 – TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - General Taxpayers’ Register	3 - Name

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- MOUNT PER HARE
01	Board Meeting	06/17/2010	Interests on shareholders' equity	08/27/2010	Common	0.0611364300

2

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5– SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 05/11/2011	2 – SIGNATURE

3

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
1	Total assets	18,407,877	18,901,403
1.01	Current assets	3,831,377	4,165,558
1.01.01	Cash, banks and investments	868,029	843,329
1.01.01.01	Cash and cash equivalents	230,645	223,434
1.01.01.02	Short-term investments	637,384	619,895
1.01.02	Credits	1,109,410	1,498,203
1.01.02.01	Trade accounts receivable	1,076,895	1,464,736
1.01.02.02	Other credits	32,515	33,467
1.01.03	Inventories	804,802	919,798
1.01.04	Others	1,049,136	904,228
1.01.04.01	Dividends and interest on shareholders’ equity	5	36,651
1.01.04.02	Recoverable taxes	443,217	256,994
1.01.04.03	Biological assets	383,292	401,804
1.01.04.04	Other rights	123,451	140,455
1.01.04.05	Prepaid expenses	22,562	41,574
1.01.04.06	Other financial assets	73,272	24,747
1.01.04.07	Assets held for sale	3,337	2,003
1.02	Non-current assets	14,576,500	14,735,845
1.02.01	Non-current assets	1,367,435	1,205,744
1.02.01.01	Credits	92,103	103,107
1.02.01.01.01	Trade accounts receivable	12,913	10,487
1.02.01.01.02	Notes receivable	79,190	92,620
1.02.01.02	Credits with associates	0	0
1.02.01.02.01	With affiliates	0	0
1.02.01.02.02	With subsidiaries	0	0
1.02.01.02.03	With other associates	0	0
1.02.01.03	Others	1,275,332	1,102,637
1.02.01.03.01	Marketable securities	0	0
1.02.01.03.02	Recoverable taxes	465,926	431,118
1.02.01.03.03	Deferred taxes	528,371	427,919
1.02.01.03.04	Judicial deposits	92,534	61,321
1.02.01.03.05	Biological assets	150,476	153,454
1.02.01.03.06	Other receivables	37,666	28,059
1.02.01.03.07	Prepaid expenses	359	766
1.02.02	Permanent assets	13,209,065	13,530,101
1.02.02.01	Investments	8,547,935	9,106,983
1.02.02.01.01	Equity in affiliates	0	20,577
1.02.02.01.02	Equity in affiliates – goodwill	0	0
1.02.02.01.03	Equity in subsidiaries	4,844,129	5,356,237

4

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
1.02.02.01.04	Equity in subsidiaries – goodwill	3,702,972	3,729,335
1.02.02.01.05	Other Investments	834	834
1.02.02.02	Fixed assets	3,089,419	2,891,185
1.02.02.03	Intangible	1,571,711	1,531,933
1.02.02.04	Deferred	0	0

5

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
2	Total liabilities	18,407,877	18,901,403
2.01	Current liabilities	2,869,932	3,009,300
2.01.01	Short term debt	785,353	1,022,191
2.01.02	Debentures	0	2,089
2.01.03	Trade accounts payable	985,897	976,430
2.01.04	Taxes, Charges and Contribution	80,558	90,424
2.01.04.01	Tax obligations	44,961	55,679
2.01.04.02	Social Contributions	35,597	34,745
2.01.05	Dividends Payable	12	14
2.01.06	Provisions	183,091	104,877
2.01.06.01	Provisions for vacations & 13th salary	183,091	104,877
2.01.06.02	Participation of employees in the results	0	0
2.01.07	Debts with Associates	5,907	4,794
2.01.08	Others	829,114	808,481
2.01.08.01	Payroll	42,760	37,539
2.01.08.02	Interest on shareholders' equity	1,435	91,789
2.01.08.03	Management and employees’ profit sharing payable	36,812	25,931
2.01.08.04	Advance from related parties	553,994	392,470
2.01.08.05	Other obligations	46,150	115,502
2.01.08.06	Other financial liabilities	89,682	86,969
2.01.08.07	Provision for tax, civil and labor risks	58,281	58,281
2.02	Non-current liabilities	2,078,959	2,901,165
2.02.01	Non-current liabilities	2,078,959	2,901,165
2.02.01.01	Long-term debt	1,470,320	1,964,978
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	125,603	105,690
2.02.01.03.01	Provision for tax, civil and labor risks	125,603	105,690
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	483,036	830,497
2.02.01.06.01	Taxes and social obligation	6,695	5,450
2.02.01.06.02	Deferred taxes	241,936	131,237
2.02.01.06.03	Advance from related parties	76,239	557,184
2.02.01.06.04	Employee benefit plan	120,373	105,962
2.02.01.06.05	Other obligations	37,793	30,664
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	13,458,986	12,990,938
2.05.01	Paid-in Capital	12,460,471	12,461,756
2.05.02	Capital Reserves	67,533	62,767
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit reserves	726,949	700,101
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0

6

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
2.05.04.03	For contigencies	0	0
2.05.04.04	Profits realizable	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	655,940	629,092
2.05.04.07.01	Expansion reserves	496,423	496,423
2.05.04.07.02	Increase capital reserves	160,256	160,256
2.05.04.07.03	Treasury shares	(739)	(27,587)
2.05.05	Equity evaluation adjustments	17,891	(47,555)
2.05.05.01	Securities adjustments	0	0
2.05.05.02	Retained adjustments of conversion	0	0
2.05.05.03	Business combination adjustments	17,891	(47,555)
2.05.06	Accumulated earnings/losses	186,142	(186,131)
2.05.07	Advance for future capital increase	0	0

7

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

		07/01/2010 to	01/01/2010 to	07/01/2009 to	01/01/2009 to
1-Code	2-Description	09/30/2010	09/30/2010	09/30/2009	09/30/2009
3.01	Gross Sales	3,197,761	9,087,732	2,856,183	7,158,563
3.01.01	Domestic market	2,167,155	6,088,396	1,939,204	4,781,547
3.01.02	Foreign market	1,030,606	2,999,336	916,979	2,377,016
3.02	Sales Deductions	(400,944)	(1,142,256)	(376,032)	(916,648)
3.03	Net Sales	2,796,817	7,945,476	2,480,151	6,241,915
3.04	Cost of Sales	(2,236,784)	(6,489,738)	(2,175,813)	(5,443,295)
3.05	Gross Profit	560,033	1,455,738	304,338	798,620
3.06	Operating income/expenses	(318,499)	(1,053,931)	(127,686)	(686,432)
3.06.01	Selling expenses	(364,509)	(1,008,720)	(311,760)	(782,451)
3.06.02	General and administrative	(57,441)	(159,539)	(29,978)	(87,562)
3.06.02.01	Administrative	(53,251)	(148,819)	(25,805)	(76,870)
3.06.02.02	Management compensation	(4,190)	(10,720)	(4,173)	(10,692)
3.06.03	Financial	(3,033)	(196,069)	75,519	309,189
3.06.03.01	Financial income	126,482	510,033	352,288	1,110,318
3.06.03.02	Financial expenses	(129,515)	(706,102)	(276,769)	(801,129)
3.06.04	Other operating income	728	7,966	24,404	134,248
3.06.05	Other operating expenses	(44,811)	(143,873)	(82,915)	(232,657)
3.06.06	Equity interest in income of associated company	150,567	446,304	197,044	(27,199)
3.07	Operating income	241,534	401,807	176,652	112,188
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

8

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

		07/01/2010 to	01/01/2010 to	07/01/2009 to	01/01/2009 to
1-Code	2-Description	09/30/2010	09/30/2010	09/30/2009	09/30/2009
3.01	Gross Sales	3,197,761	9,087,732	2,856,183	7,158,563
3.01.01	Domestic market	2,167,155	6,088,396	1,939,204	4,781,547
3.01.02	Foreign market	1,030,606	2,999,336	916,979	2,377,016
3.02	Sales Deductions	(400,944)	(1,142,256)	(376,032)	(916,648)
3.03	Net Sales	2,796,817	7,945,476	2,480,151	6,241,915
3.04	Cost of Sales	(2,236,784)	(6,489,738)	(2,175,813)	(5,443,295)
3.05	Gross Profit	560,033	1,455,738	304,338	798,620
3.06	Operating income/expenses	(318,499)	(1,053,931)	(127,686)	(686,432)
3.06.01	Selling expenses	(364,509)	(1,008,720)	(311,760)	(782,451)
3.06.02	General and administrative	(57,441)	(159,539)	(29,978)	(87,562)
3.06.02.01	Administrative	(53,251)	(148,819)	(25,805)	(76,870)
3.06.02.02	Management compensation	(4,190)	(10,720)	(4,173)	(10,692)
3.06.03	Financial	(3,033)	(196,069)	75,519	309,189
3.06.03.01	Financial income	126,482	510,033	352,288	1,110,318
3.06.03.02	Financial expenses	(129,515)	(706,102)	(276,769)	(801,129)
3.06.04	Other operating income	728	7,966	24,404	134,248
3.06.05	Other operating expenses	(44,811)	(143,873)	(82,915)	(232,657)
3.06.06	Equity interest in income of associated company	150,567	446,304	197,044	(27,199)
3.07	Operating income	241,534	401,807	176,652	112,188
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

9

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
4.01	Net cash provided by (used in) operating activities	382,958	2,037,612	(1,325,368)	(1,615,979)
4.01.01	Net Income for the year	211,377	443,947	184,981	101,017
4.01.02	Changes in operating assets and liabilities	231,278	1,705,872	(1,280,590)	(1,274,827)
4.01.02.01	Trade accounts receivable	30,330	464,662	(85,315)	500,990
4.01.02.02	Inventories	22,652	180,673	(135,841)	(54,666)
4.01.02.03	Trade accounts payable	33,191	(54,598)	(50,183)	(113,244)
4.01.02.04	Contingencies	(11,098)	(41,727)	(6,313)	(14,707)
4.01.02.05	Payroll and related charges payable	(443,286)	(269,768)	1,082,163	668,227
4.01.02.06	Marketable securities held for trading	(835,805)	(2,153,649)	(4,554,680)	(5,296,469)
4.01.02.07	Redemption of Marketable securities held for trading	1,514,361	3,765,702	2,531,447	3,185,081
4.01.02.08	Other financial assets and liabilities	(42,038)	(45,812)	(8,817)	7,173
4.01.02.09	Interest payment	(37,029)	(143,615)	(53,051)	(157,212)
4.01.02.10	Interest on shareholders’ equity received	0	4,004	0	0
4.01.03	Others	(59,697)	(112,207)	(229,759)	(442,169)
4.01.03.01	Minority shareholders	0	0	0	0
4.01.03.02	Depreciation, amortization and depletion	90,059	261,795	105,895	257,597
4.01.03.03	Amortization of goodwill	0	0	0	0
4.01.03.04	Gain on permanent asset disposals	10,483	25,610	(14,148)	52,228
4.01.03.05	Deferred income tax	30,159	(31,696)	(3,351)	(5,151)
4.01.03.06	Provision/reversal for contingencies	13,011	73,305	28,022	11,781
4.01.03.07	Other provisions	(16,783)	(33,147)	(9,549)	40,033
4.01.03.08	Exchange variations and interest	(36,059)	38,230	(139,584)	(825,856)

10

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
4.01	Net cash provided by (used in) operating activities	382,958	2,037,612	(1,325,368)	(1,615,979)
4.01.01	Net Income for the year	211,377	443,947	184,981	101,017
4.01.02	Changes in operating assets and liabilities	231,278	1,705,872	(1,280,590)	(1,274,827)
4.01.02.01	Trade accounts receivable	30,330	464,662	(85,315)	500,990
4.01.02.02	Inventories	22,652	180,673	(135,841)	(54,666)
4.01.02.03	Trade accounts payable	33,191	(54,598)	(50,183)	(113,244)
4.01.02.04	Contingencies	(11,098)	(41,727)	(6,313)	(14,707)
4.01.02.05	Payroll and related charges payable	(443,286)	(269,768)	1,082,163	668,227
4.01.02.06	Marketable securities held for trading	(835,805)	(2,153,649)	(4,554,680)	(5,296,469)
4.01.02.07	Redemption of Marketable securities held for trading	1,514,361	3,765,702	2,531,447	3,185,081
4.01.02.08	Other financial assets and liabilities	(42,038)	(45,812)	(8,817)	7,173
4.01.02.09	Interest payment	(37,029)	(143,615)	(53,051)	(157,212)
4.01.02.10	Interest on shareholders’ equity received	0	4,004	0	0
4.01.03	Others	(59,697)	(112,207)	(229,759)	(442,169)
4.01.03.01	Minority shareholders	0	0	0	0
4.01.03.02	Depreciation, amortization and depletion	90,059	261,795	105,895	257,597
4.01.03.03	Amortization of goodwill	0	0	0	0
4.01.03.04	Gain on permanent asset disposals	10,483	25,610	(14,148)	52,228
4.01.03.05	Deferred income tax	30,159	(31,696)	(3,351)	(5,151)
4.01.03.06	Provision/reversal for contingencies	13,011	73,305	28,022	11,781
4.01.03.07	Other provisions	(16,783)	(33,147)	(9,549)	40,033
4.01.03.08	Exchange variations and interest	(36,059)	38,230	(139,584)	(825,856)

11

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
4.03.03	Capital increase	0	0	5,201,776	5,201,776
4.03.04	Dividends and interest on shareholders’ equity paid	(53,200)	(153,200)	0	(24,783)
4.03.05	Capital distribution to minority shareholders	0	(1,285)	0	0
4.03.06	Advance for future capital increase	0	0	(2,260,000)	(2,265,736)
4.04	Exchange variation on cash and cash equivalents	(10,217)	(5,635)	(3,542)	(8,835)
4.05	Net (decrease) increase in cash	31,610	7,211	(8,695)	31,452
4.05.01	At the beginning of the year	199,035	223,434	69,735	29,588
4.05.02	At the end of the year	230,645	230,645	61,040	61,040

12

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 07/01/2010 TO 09/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
4.03.03	Capital increase	0	0	5,201,776	5,201,776
4.03.04	Dividends and interest on shareholders’ equity paid	(53,200)	(153,200)	0	(24,783)
4.03.05	Capital distribution to minority shareholders	0	(1,285)	0	0
4.03.06	Advance for future capital increase	0	0	(2,260,000)	(2,265,736)
4.04	Exchange variation on cash and cash equivalents	(10,217)	(5,635)	(3,542)	(8,835)
4.05	Net (decrease) increase in cash	31,610	7,211	(8,695)	31,452
4.05.01	At the beginning of the year	199,035	223,434	69,735	29,588
4.05.02	At the end of the year	230,645	230,645	61,040	61,040

13

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.04	Profit/loss in fiscal year	0	0	0	0	443,948	0	443,948
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	,	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	(18,475)	65,446	46,971
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	(18,475)	65,446	46,971
5.08	Increase (decrease) in capital	(1,285)	0	0	0	0	0	(1,285)
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(1,285)	0	0	0	0	0	(1,285)
5.09	Capital reserve constituition /realization	0	4,766	0	0	0	0	4,766
5.10	Treasury shares	0	0	0	26,848	0	0	26,848
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	67,533	0	726,949	186,142	17,891	13,458,986

14

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
1	Total Assets	27,184,220	28,383,627
1.01	Current Assets	9,470,634	10,677,939
1.01.01	Cash, Banks and Investments	3,060,003	4,243,769
1.01.01.01	Cash and Cash Equivalents	2,187,195	1,898,240
1.01.01.02	Short-term investments	872,808	2,345,529
1.01.02	Credits	2,281,194	2,173,918
1.01.02.01	Trade accounts receivable	2,236,407	2,140,701
1.01.02.02	Other credits	44,787	33,217
1.01.03	Inventories	2,125,959	2,255,497
1.01.04	Others	2,003,478	2,004,755
1.01.04.01	Dividends and Interest on Shareholders’ Equity	0	0
1.01.04.02	Recoverable Taxes	792,367	745,591
1.01.04.03	Biological assets	825,381	865,527
1.01.04.04	Other rights	228,213	266,396
1.01.04.05	Prepaid expenses	62,015	51,764
1.01.04.06	Other financial assets	78,561	27,586
1.01.04.07	Assets held for sale	16,941	47,891
1.02	Non-current assets	17,713,586	17,705,688
1.02.01	Non-current assets	4,427,907	4,537,839
1.02.01.01	Credits	92,105	105,428
1.02.01.01.01	Trade accounts receivable	12,915	12,808
1.02.01.01.02	Notes receivable	79,190	92,620
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	4,335,802	4,432,411
1.02.01.03.01	Marketable securities	471,052	676,681
1.02.01.03.02	Recoverable taxes	653,164	653,074
1.02.01.03.03	Deferred Taxes	2,423,916	2,426,412
1.02.01.03.04	Judicial deposits	224,942	135,885
1.02.01.03.05	Biological assets	367,994	391,192
1.02.01.03.06	Other Receivables	194,202	148,213
1.02.01.03.07	Prepaid Expenses	532	954

15

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
1.02.02	Permanent Assets	13,285,679	13,167,849
1.02.02.01	Investments	23,110	17,200
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Subsidiaries	22,066	16,138
1.02.02.01.03	Other Investments	1,044	1,062
1.02.02.01.06	Equity in Subsidiaries – Goodwill	0	0
1.02.02.02	Fixed assets	9,014,406	8,874,186
1.02.02.03	Intangible	4,248,163	4,276,463
1.02.02.04	Deferred	0	0

16

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
2	Total Liabilities	27.184.220	28.383.627
2.01	Current Liabilities	5.046.335	6.359.230
2.01.01	Short term Debt	1.920.834	3.200.562
2.01.02	Debentures	0	2.089
2.01.03	Trade Accounts Payable	1.915.780	1.905.368
2.01.04	Taxes, Charges and Contribution	227.709	259.060
2.01.04.01	Tax obligations	155.213	183.635
2.01.04.02	Social Contributions	72.496	75.425
2.01.05	Dividends Payable	12	839
2.01.06	Provisions	418.526	300.325
2.01.06.01	Provisions for vacations & 13 th salary	381.493	224.880
2.01.06.02	Participation of employees in the results	37.033	75.445
2.01.07	Debts with Associates	0	0
2.01.08	Others	563.474	690.987
2.01.08.01	Payroll	43.555	40.829
2.01.08.02	Interest on shareholders' equity	1.516	91.790
2.01.08.03	Management and employees’ profit sharing payable	0	0
2.01.08.04	Advance from related parties	0	0
2.01.08.05	Other obligations	336.917	379.931
2.01.08.06	Other financial liabilities	90.137	87.088
2.01.08.07	Provision for tax, civil and labor risks	91.349	91.349
2.02	Non-current liabilities	8.670.748	9.028.738
2.02.01	Non-current liabilities	8.670.748	9.028.738
2.02.01.01	Long-term debt	5.417.402	5.853.459
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	954.423	940.259
2.02.01.03.01	Provision for tax, civil and labor risks	954.423	940.259
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	2.298.923	2.235.020
2.02.01.06.01	Taxes and social obligation	55.517	5.951
2.02.01.06.02	Deferred taxes	1.549.219	1.456.425
2.02.01.06.03	Employee benefit plan	273.754	249.728
2.02.01.06.04	Other obligations	420.433	522.916
2.03	Deferred Income	0	0
2.04	Participation of non-controlling shareholders	8.151	4.721
2.05	Shareholders’ Equity	13.458.986	12.990.938
2.05.01	Paid-in Capital	12.460.471	12.461.756
2.05.02	Capital Reserves	67.533	62.767
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0

17

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
2.05.04	Profit reserves	726,949	700,101
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For contigencies	0	0
2.05.04.04	Profits realizable	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	655,940	629,092
2.05.04.07.01	Expansion reserves	496,423	496,423
2.05.04.07.02	Increase capital reserves	160,256	160,256
2.05.04.07.03	Treasury shares	(739)	(27,587)
2.05.04.07.04	Profits unrealized	0	0
2.05.05	Equity evaluation adjustments	17,891	(47,555)
2.05.05.01	Securities adjustments	0	0
2.05.05.02	Retained adjustments of conversion	0	0
2.05.05.03	Business combination adjustments	17,891	(47,555)
2.05.06	Accumulated earnings/losses	186,142	(186,131)
2.05.07	Advance for future capital increase	0	0

18

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 9/30/2010	01/01/2010 to 09/30 /2010	07/01 /2010 to 09/30/2009	01/01/2009 to 09/30/2009
3.01	Gross Sales	6,539,693	18,668,962	6,114,872	12,177,038
3.01.01	Domestic market	4,118,496	11,687,326	3,798,487	7,505,683
3.01.02	Foreign market	2,421,197	6,981,636	2,316,385	4,671,355
3.02	Sales Deductions	(837,624)	(2,387,939)	(821,296)	(1,577,432)
3.03	Net Sales	5,702,069	16,281,023	5,293,576	10,599,606
3.04	Cost of Sales	(4,286,847)	(12,390,829)	(4,329,523)	(8,653,207)
3.05	Gross Profit	1,415,222	3,890,194	964,053	1,946,399
3.06	Operating income/expenses	(1,083,402)	(3,296,127)	(749,970)	(1,663,622)
3.06.01	Selling expenses	(901,336)	(2,550,727)	(830,731)	(1,694,534)
3.06.02	General and administrative	(88,357)	(246,404)	(60,202)	(136,497)
3.06.02.01	Administrative	(81,318)	(227,491)	(52,375)	(119,292)
3.06.02.02	Management compensation	(7,039)	(18,913)	(7,827)	(17,205)
3.06.03	Financial	(30,377)	(330,625)	222,739	289,987
3.06.03.01	Financial income	108,236	770,282	366,686	1,267,945
3.06.03.02	Financial expenses	(138,613)	(1,100,907)	(143,947)	(977,958)
3.06.04	Other operating income	40,518	96,870	46,707	168,857
3.06.05	Other operating expenses	(105,972)	(268,199)	(130,179)	(293,131)
3.06.06	Equity interest in income of associated company	2,122	2,958	1,696	1,696
3.07	Operating income	331,820	594,067	214,083	282,777
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

19

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2010 to 09/30/2009	01/01/2009 to 09/30/2009
3.09	Income before tax and profit sharing	331,820	594,067	214,083	282,777
3.10	Provision for income tax and social contribution	(58,823)	(87,306)	(39,447)	(60,371)
3.11	Deferred income tax	(59,100)	(61,472)	5,325	(126,166)
3.12	Statutory participations / contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.14	Non-controlling shareholders	(2,519)	(1,341)	5,020	4,777
3.15	Net Income	211,378	443,948	184,981	101,017
	Number of shares (ex-treasury)	871,692,074	871,692,074	433,814,927	433,814,927
	Earnings per share R$	0.24249	0.50929	0.42641	0.23286

20

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
4.01	Net cash provided by (used in) operating activities	1,105,785	2,673,065	(1,773,300)	(1,727,781)
4.01.01	Net Income for the year	211,377	443,947	184,981	101,017
4.01.02	Changes in operating assets and liabilities	700,788	1,274,195	(1,907,277)	(1,721,264)
4.01.02.01	Trade accounts receivable	241,650	(82,368)	(349,537)	(130,267)
4.01.02.02	Inventories	(120,326)	154,655	(183,960)	(11,795)
4.01.02.03	Trade accounts payable	90,170	10,517	(151,403)	(167,746)
4.01.02.04	Contingencies	(11,100)	(41,893)	(6,472)	(15,134)
4.01.02.05	Payroll and related charges payable	72,989	(73,595)	235,127	54,194
4.01.02.06	Marketable securities held for trading	(804,206)	(2,190,780)	(4,684,927)	(5,748,903)
4.01.02.07	Redemption of Marketable securities held for trading	1,481,852	3,905,047	2,882,484	4,048,869
4.01.02.08	Marketable securities avaliable for sale	(266,146)	(555,580)	(1,110,764)	(1,110,764)
4.01.02.09	Redemption of Marketable securities avaliable for sale	219,305	643,313	1,640,787	1,680,093
4.01.02.10	Other financial assets and liabilities	(56,538)	(47,926)	(8,816)	270
4.01.02.11	Interest payment	(146,862)	(451,199)	(169,796)	(320,081)
4.01.02.12	Interest on shareholders’ equity received	0	4,004	0	0
4.01.03	Others	193,620	954,923	(51,004)	(107,534)
4.01.03.01	Minority shareholders	2,519	1,341	(38,195)	(37,952)
4.01.03.02	Depreciation, amortization and depletion	228,195	622,323	245,984	463,709
4.01.03.03	Amortization of goodwill	0	0	0	0
4.01.03.04	Gain on permanent asset disposals	24,367	82,795	(28,913)	21,092
4.01.03.05	Deferred income tax	54,220	54,036	6,816	136,316
4.01.03.06	Provision/reversal for contingencies	10,911	68,941	36,255	13,279

21

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
4.01.03.07	Other provisions	(11,435)	(40,410)	(5,945)	(6,886)
4.01.03.08	Exchange variations and interest	(113,035)	168,855	(265,310)	(695,396)
4.01.03.09	Law 11.638/07 effects	0	0	0	0
4.01.03.10	Equity pick-Up	(2,122)	(2,958)	(1,696)	(1,696)
4.02	Net cash (used in) provided by investing activities	(331,967)	(757,780)	292,520	(73,268)
4.02.01	Cash investments	0	0	0	(109)
4.02.02	Redemption of cash investments	2,181	6,500	224	224
4.02.03	Additions to property, plant and equipment	(224,915)	(461,040)	(153,100)	(449,448)
4.02.04	Acquisitions/formation period of breeding stock	0	0	0	0
4.02.05	Disposal of fixed assets	3,794	7,298	36,595	61,264
4.02.06	Business acquisition, net	0	0	511,285	511,285
4.02.07	Additions to deferred charges	0	0	(15,488)	(15,488)
4.02.08	Other Investments, net	0	0	0	0
4.02.09	Advance for future capital increase	0	0	0	0
4.02.10	Interest on shareholders’ equity received	0	0	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of incorporated company	0	0	0	0
4.02.13	Additions to intangible assets	(26,305)	(42,083)	0	0
4.02.14	Additions to biological assets	(86,722)	(268,455)	(86,996)	(180,996)
4.03	Net cash (used in) provided by financing activities	(340,457)	(1,532,634)	2,004,982	2,000,175
4.03.01	Debt issuance	786,058	2,666,500	1,073,709	2,204,027

22

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
4.03.02	Repayment of debt (principal and interest)	(1,066,340)	(4,037,674)	(4,270,498)	(5,380,840)
4.03.03	Capital increase	0	0	5,201,776	5,201,776
4.03.04	Dividends and interest on shareholders’ equity paid	(53,200)	(153,200)	(5)	(24,788)
4.03.05	Capital distribution to minority shareholders	0	0	0	0
4.03.06	Costs of shares issuance	0	(1,285)	0	0
4.03.07	Advance for future capital increase	(6,975)	(6,975)	0	0
4.04	Exchange variation on cash and cash equivalents	(90,774)	(93,696)	(40,088)	(128,626)
4.05	Net (decrease) increase in cash	342,587	288,955	484,114	70,500
4.05.01	At the beginning of the year	1,844,608	1,898,240	819,841	1,233,455
4.05.02	At the end of the year	2,187,195	2,187,195	1,303,955	1,303,955

23

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

11.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 07/01/2010 TO 09/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12,460,471	65,712	0	701,590	(25,236)	(33,574)	13,168,963
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,460,471	65,712	0	701,590	(25,236)	(33,574)	13,168,963
5.04	Profit/loss in fiscal year	0	0	0	0	211,378	0	211,378
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders equity	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	51,465	51,465
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	51,465	51,465
5.08	Increase (decrease) in capital	0	0	0	0	0	0	0
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	0	0	0	0	0	0	0
5.09	Capital reserve constituition /realization	0	1,821	0	0	0	0	1,821
5.10	Treasury shares	0	0	0	25,359	0	0	25,359
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	67,533	0	726,949	186,142	17,891	13,458,986

24

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

11.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.04	Profit/loss in fiscal year	0	0	0	0	443,948	0	443,948
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	,	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	(18,475)	65,446	46,971
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	(18,475)	65,446	46,971
5.08	Increase (decrease) in capital	(1,285)	0	0	0	0	0	(1,285)
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(1,285)	0	0	0	0	0	(1,285)
5.09	Capital reserve constituition /realization	0	4,766	0	0	0	0	4,766
5.10	Treasury shares	0	0	0	26,848	0	0	26,848
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	67,533	0	726,949	186,142	17,891	13,458,986

25

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

1.    RESTATEMENT OF THE QUARTERLY INFORMATION, ADOPTION OF THE INTERNATIONAL ACCOUNTING FINANCIAL REPORTING STANDARDS AND MANAGEMENT STATEMENT

As from December 31, 2007, the Brazilian agencies responsible for accounting matters started to regulate Brazilian accounting practices in order for them to conform to the international financial reporting standards (“IFRS”), issued by The International Accounting Standards Board (“IASB”). The convergence process occurred in two stages: (1) in 2008, with the issuance of accounting pronouncements CPC 01 to CPC 14, which were applied by the Company to its individual and consolidated financial statements as of December 31, 2008; and (2) in 2009, with the issuance of accounting pronouncements CPC 15 to CPC 41 and 43 (except for CPC 34 – not yet issued), besides ICPCs and OCPCs, all of which were approved and also adopted by Brazilian Exchange Securities Commission (“CVM”).

The new accounting practices provided for in technical pronouncements CPC 15 to CPC 41 and 43 were initially adopted by the Company in the fiscal year ended December 31, 2010. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with the new accounting practices. Management acknowledges that the pronouncements issued by CPC and approved by CVM conform to IFRS.

As a result of the IFRSs adoption and as required by CVM through the Deliberation No. 603/09, the Company is restating the quarterly information (Parent Company and consolidated) for the period of three and nine month ended September 30, 2010 previously issued on November 12, 2010, in order to incorporate the accounting deliberations issued by CVM during 2010, as presented below:

•         CPC 15 – Business Combinations, approved by CVM Deliberation No. 580/09 corresponding to IFRS 3;

•         CPC 16 (R1) – Inventories, approved by CVM Deliberation No. 575/09 corresponding to IAS 2;

•         CPC 20 – Borrowing Costs, approved by CVM Deliberation No. 577/09 corresponding to IAS 23;

•         CPC 21 – Interim Financial Reporting, approved by CVM Deliberation No. 581/09 corresponding to IAS 34 and IFRIC 10;

26

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•         CPC 22 – Segment Reporting, approved by CVM Deliberation No. 582/09  corresponding to IFRS 8;

•         CPC 23 – Accounting policies, Changes in Accounting Estimates and Errors, approved by CVM Deliberation No. 592/09 corresponding to IAS 8;

•         CPC 26 – Presentation of Financial Statements, approved by CVM Deliberation No. 595/09 corresponding to IAS 1;

•         CPC 27 – Property, Plant and Equipment, approved by CVM Deliberation No. 583/09 corresponding to IAS 16;

•         CPC 29 – Biological Assets and Agricultural Products, approved by CVM Deliberation No. 596/09 corresponding to IAS 41;

•         CPC 32 – Income Taxes, approved by CVM Deliberation No. 599/09 corresponding to IAS 12 and SIC 21;

•         CPC 33 – Employee Benefits, approved by CVM Deliberation No. 600/09 corresponding to IAS 19 and IFRIC 14;

•         CPC 37 (R1) – First-time adoption of International Financial Reporting Standards (IFRS), approved by CVM Deliberation No. 609/09 corresponding to IAS 27;

•         CPC 41 – Earnings per Share, approved by CVM Deliberation No. 636/10 corresponding to IAS 33;

•         CPC 43 (R1) - First-time adoption of Technical Pronouncements 15 to 40, approved by CVM Deliberation No. 610/09;

•         ICPC 09 - Individual, Separate and Consolidated Financial Statements and application of the equity method;

•         ICPC 10 – Clarifications on CPC 27 and CPC 28; and

•         ICPC 12 – Changes in Existing Decommissioning, Restoration and Similar Liabilities.

Thereby, the consolidated quarterly information, now restated, are in accordance with the accounting practices adopted in Brazil which comprise the CVM accounting rules and  the pronouncements and interpretations issued by the

Accounting Pronouncements Committee (“CPC”), being totally converted to IFRS.

27

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company’s individual quarterly information has been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”). Such quarterly information  differ from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRSs.

The effects of the amendments to the accounting practices in the shareholders’ equity and in the statement of income previously issued are presented below:

Reconciliation of shareholders’ equity

		BR GAAP		BR GAAP and IFRS
		Parent company		Consolidated
		09.30.10	12.31.09	09.30.10	12.31.09
Shareholders' equity disclosed according to prior accounting practices		13,565,093	13,164,164	13,562,289	13,134,650
Reversal of deferred assets	(a)	(107,090)	(133,541)	(158,277)	(201,940)
Other employees benefits	(b)	(92,427)	(105,962)	(91,165)	(112,243)
Transfer freight	(c)	(10,824)	(6,796)	(14,706)	(15,925)
Business combination	(d)	-	(5,098)	100,861	111,620
Effect of income taxes on the above adjustments	(e)	73,035	83,742	64,455	74,776
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	38,474	23,943	-	-
Unrealized profit in sales to subsidiaries	(g)	(2,804)	(2,742)	-	-
Employee participation	(h)	(4,471)	-	(4,471)	-
Treasury shares	(g)	-	(26,772)	-	-
Shareholders' equity disclosed according to BR GAAP / IFRS		13,458,986	12,990,938	13,458,986	12,990,938

Reconciliation of income (loss) for the period

		BR GAAP		BR GAAP and IFRS
		Parent company		Consolidated
		09.30.10	09.30.09	09.30.10	09.30.09
Net income disclosed according to prior accounting practices		373,964	94,231	373,902	114,702
Reversal of deferred assets	(a)	26,451	20,004	43,663	47,331
Other employees benefits	(b)	13,535	(11,059)	36,046	(11,059)
Transfer freight	(c)	(4,028)	(5,655)	1,219	9,663
Business combination	(d)	-	(44,002)	29,677	(44,002)
Effect of income taxes on the above adjustments	(e)	(10,707)	(1,119)	(36,088)	(15,618)
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	49,266	28,146	-	-
Unrealized profit in sales to subsidiaries	(g)	(62)	20,471	-	-
Employee participation	(h)	(4,471)	-	(4,471)	-
Net income disclosed according to BR GAAP / IFRS		443,948	101,017	443,948	101,017

(a)    Deferred charges: upon first-time adoption of Law 11638/07, the Company’s Management elected to maintain the balance of deferred charges until its full realization, subject to analysis of its recovery pursuant to CVM Deliberation No. 527/07, subsequently amended by CVM Deliberation No. 639/10. In 2010, in order for BR GAAP to conform to IFRS, Management elected to change the

28

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

       accounting policy for deferred charges and wrote off the total balance against the retained earnings account of January 1, 2009, as presented in the table above. In the ParentCompany’s quarterly information statements this accounting practice was voluntarily adopted.

(b)    Other employee benefits: mainly comprised of benefits upon termination, such as medical plan, F.G.T.S. penalty, termination compensation and supplementary retirement plan, being mandatory the recognition of actuarial gains and losses directly in the specific account in the shareholders’ equity and prior service cost recognized directly in the statement of income.

(c)    Transfer freight:  transfer freight expenditures, previously recorded as prepaid expenses, have been reclassified to inventories. The costs related to storage and distribution centers have been reclassified to the statement of income within selling expenses aiming to standardize accounting practices between the entities included in the consolidation in order to meet the requirements of CVM Deliberation No. 608/09.

(d)    Business combination: according to the previous accounting practice, goodwill represented the difference between the amount paid and the carrying amount attributed to the net assets acquired; however, pursuant to CVM Deliberation No. 580/09, goodwill is the difference calculated between the net fair value of the assets acquired and liabilities assumed, including intangible assets, and, as a consequence, the business combination with Sadia, carried out on July 8, 2009, has been remeasured to comply with the prevailing legislation (refer to note 6).

(e)    Effect of deferred income tax and social contribution on the adjustments described in items (a) to (d) above.

(f)     Effect of equity method pick up of adjustments from (a) to (c) above.

(g)    Effect of unrealized profit and treasury shares in subsidiaries.

(h)   Effect of IFRS adoption adjustments on the Company´s obligation related to profit sharing.

Additionally to the adjustments presented above and in order to attend the new accounting requirements, the Company’s management made some reclassification in the balance sheet and in the statement of income as presented below:

29

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

  Judicial deposits previously presented within the balance of provision for tax, civil and labor risks were reclassified to the non-current assets;

  The balance related to live animals for slaughtering previously classified as inventories was reclassified to the biological assets group in the current assets;

  The balance related to breeding animals previously classified in the property, plant and equipment group was reclassified to the biological assets group in the non-current assets;

  The balance related to derivatives transactions previously classified as loans and financing was reclassified to the other financial assets or liabilities;

  The assets available for sale previously classified in other assets group were reclassified to assets held for sale group;

  The non-controlling interest previously classified in a stand-alone group between liabilities and the shareholders’ equity was reclassified to the shareholders’ equity group; and

  For the periods and fiscal years presented for comparison purposes, the transaction related to assigned receivables in the domestic market made by the wholly-owned subsidiary Sadia, was reclassified from accounts receivable in current assets to loans and financing in current liabilities.

As a result of the convergence process, the Company, as of the transition date, applied certain voluntary exemptions provided for in the standards issued by CVM, as follows:

  Business combinations: the Company applied the exemption referring to business combinations, electing not to restate the business combinations carried out before the transition date. Goodwill calculated prior to the transition date was maintained and is subject to annual impairment testing.

  Use of deemed cost for property, plant and equipment: the Company elected not to measure property, plant and equipment at fair value as deemed cost taking into consideration that: (i) the cost method, net of a provision for losses, is the best method to value the Company’s PP&E; (ii) the Company’s PP&E is divided into well-defined classes of assets related to its operating activities; (iii) in 2009, the Company reviewed the estimated useful lives of its PP&E; and (iv) the Company has efficient controls over PP&E items that enable the identification of losses and changes in estimated useful lives.

30

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

  Actuarial gains and losses: the Company’s management recognized the actuarial gains and losses immediately through other comprehensive income, with immediate effect in the shareholders equity in the retained earnings. If an asset is determined in the end of the fiscal year and if this asset is above the asset ceiling, it will be recorded in shareholders equity through other comprehensive income at the transition date no asset was recognized by the Company.

The mandatory exemptions provided for in CVM standards were in accordance with the accounting practices previously adopted by the Company, and, therefore, had no impact on the consolidated and individual quarterly information.

The Company’s individual and consolidated quarterly information, are expressed in thousands of Brazilian Reais, as well as, the amount of other currencies disclosed in the quarterly information, when applicable, were expressed in thousands. The amounts presented in the explanatory notes related to the statement of income comprise nine months period.

The preparation of the Company’s quarterly information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date as disclosed in note 3.30. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly differ from those recorded in the quarterly information due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The parent company and consolidated quarterly information were prepared based on the historical cost except for the following material items recognized in the balance sheet:

•         derivative financial instruments measured at fair value;

•         derivative financial instruments measured at fair value through the statement of income ;

31

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•         financial assets available for sale measured at fair value; and

•         assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value.

Additionally, in order to fully comply with the requirements of Deliberation CVM No. 603/09, the quarterly information comprising the balance sheet position as of the transition date which was January 1, 2009, is present below.

32

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

			Parent company				Consolidated
Assets	Note	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Current assets
Cash and cash equivalents	7	230,645	223,434	29,588	2,187,195	1,898,240	1,233,455
Marketable securities	8	637,384	619,895	42,118	872,808	2,345,529	742,549
Trade accounts receivable, net	9	1,076,895	1,464,736	308,294	2,236,407	2,140,701	1,378,046
Interest on shareholders' equity receivable		5	36,651	5	-	-	-
Inventories	11	804,802	919,798	205,804	2,125,959	2,255,497	1,285,371
Biological assets	11	383,292	401,804	80,756	825,381	865,527	427,374
Recoverable taxes	13	443,217	256,994	337,231	792,367	745,591	576,337
Assets held for sale	12	3,337	2,003	2,241	16,941	47,891	5,770
Other financial assets	21	73,272	24,747	10,405	78,561	27,586	79,211
Other current assets		178,528	215,496	50,048	335,015	351,377	189,241
Total current assets		3,831,377	4,165,558	1,066,490	9,470,634	10,677,939	5,917,354
Non-current assets
Marketable securities	8	-	-	155	471,052	676,681	155
Trade accounts receivable, net	9	12,913	10,487	3,329	12,915	12,808	11,578
Credit notes	9	79,190	92,620	16,157	79,190	92,620	54,889
Recoverable taxes	13	465,926	431,118	111,021	653,164	653,074	147,490
Deferred income tax	14	528,371	427,919	253,190	2,423,916	2,426,412	550,834
Judicial deposits	15	92,534	61,321	26,293	224,942	135,885	56,093
Biological assets	11	150,476	153,454	29,850	367,994	391,192	158,846
Other current assets		38,025	28,825	18,637	194,734	149,167	30,540
Investments	16	8,547,935	9,106,983	2,708,645	23,110	17,200	1,028
Property, plant and equipment, net	17	3,089,419	2,891,185	601,943	9,014,406	8,874,186	2,747,792
Intangible assets	18	1,571,711	1,531,933	1,464,376	4,248,163	4,276,463	1,557,552
Total non-current assets		14,576,500	14,735,845	5,233,596	17,713,586	17,705,688	5,316,797
Total assets		18,407,877	18,901,403	6,300,086	27,184,220	28,383,627	11,234,151

33

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

		Parent company			Consolidated
Liabilities	Note	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Current liabilities
Short-term debt	20	785,353	1,022,191	723,637	1,920,834	3,200,562	1,574,720
Debentures	20	-	2,089	-	-	2,089	4,185
Trade accounts payable	19	985,897	976,430	340,535	1,915,780	1,905,368	1,083,385
Payroll and related charges		261,448	177,161	32,816	497,544	341,134	173,181
Tax payable		44,961	55,679	19,578	155,213	183,635	66,578
Interest on shareholders' equity		1,447	91,803	23,295	1,528	92,629	23,327
Management and employees profit sharing		36,812	25,931	10,358	37,033	75,445	17,893
Debts with related companies	28	5,907	4,794	58,552	-	-	-
Other financial liabilities	21	89,682	86,969	7,410	90,137	87,088	146,712
Provision for tax, civil and labor	25	58,281	58,281	29,425	91,349	91,349	38,927
Other liabilities with related parties	28	553,994	392,470	-	-	-	-
Other current liabilities		46,150	115,502	11,317	336,917	379,931	70,090
Total current liabilities		2,869,932	3,009,300	1,256,923	5,046,335	6,359,230	3,198,998
Non-current liabilities
Long-term debt	20	1,470,320	1,964,978	879,023	5,417,402	5,853,459	3,719,692
Social and tax payable		6,695	5,450	8,121	55,517	5,951	20,056
Provision for tax, civil and labor	25	125,603	105,690	89,453	954,423	940,259	180,215
Deferred income tax	14	241,936	131,237	50,507	1,549,219	1,456,425	73,322
Other liabilities with related parties	28	76,239	557,184	-	-	-	-
Employee benefit plan	24	120,373	105,962	84,225	273,754	249,728	84,225
Other non-current liabilities		37,793	30,664	7,193	420,433	522,916	32,306
Total non-current liabilities		2,078,959	2,901,165	1,118,522	8,670,748	9,028,738	4,109,816
Shareholders' equity	26
Capital		12,460,471	12,461,756	3,445,043	12,460,471	12,461,756	3,445,043
Capital reserves		67,533	62,767	-	67,533	62,767	-
Profit reserves		727,688	727,688	731,527	727,688	727,688	731,527
Accumulated deficit		186,142	(186,131)	(212,985)	186,142	(186,131)	(212,985)
Treasury shares		(739)	(27,587)	(815)	(739)	(27,587)	(815)
Other comprehensive income (loss)		17,891	(47,555)	(38,129)	17,891	(47,555)	(38,129)
Parent company shareholders' equity		13,458,986	12,990,938	3,924,641	13,458,986	12,990,938	3,924,641
Non-controlling interest		-	-	-	8,151	4,721	696
Shareholders' equity		13,458,986	12,990,938	3,924,641	13,467,137	12,995,659	3,925,337
Total liabilities and shareholders'equity		18,407,877	18,901,403	6,300,086	27,184,220	28,383,627	11,234,151

34

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

		Parent company				Consolidated
		07.01.10	01.01.10	07.01.09	01.01.09	07.01.10	r01.01.10	07.01.09	01.01.09
		to	to	to	to	to	to	to	to
	Note	09.30.10	09.30.10	09.30.09	09.30.09	09.30.10	09.30.10	09.30.09	09.30.09
Net sales	30	2,796,817	7,945,476	2,480,151	6,241,915	5,702,069	16,281,023	5,293,576	10,599,606
Cost of sales	35	(2,236,784)	(6,489,738)	(2,175,813)	(5,443,295)	(4,286,847)	(12,390,829)	(4,329,523)	(8,653,207)
Gross profit		560,033	1,455,738	304,338	798,620	1,415,222	3,890,194	964,053	1,946,399
Operating income (expenses)
Sales	35	(364,509)	(1,008,720)	(311,760)	(782,451)	(901,336)	(2,550,727)	(830,731)	(1,694,534)
General and administrative	35	(57,441)	(159,539)	(29,978)	(87,562)	(88,357)	(246,404)	(60,202)	(136,497)
Other operating expenses	33	(44,083)	(135,907)	(58,511)	(98,409)	(65,454)	(171,329)	(83,472)	(124,274)
Equity interest in income of subsidiaries	17	150,567	446,304	197,044	(27,199)	2,122	2,958	1,696	1,696
Operating income (loss)		244,567	597,876	101,133	(197,001)	362,197	924,692	(8,656)	(7,210)
Financial expenses	34	(129,515)	(706,102)	(276,769)	(801,129)	(138,613)	(1,100,907)	(143,947)	(977,958)
Financial income	34	126,482	510,033	352,288	1,110,318	108,236	770,282	366,686	1,267,945
Income before taxes and participation of non-controlling shareholders		241,534	401,807	176,652	112,188	331,820	594,067	214,083	282,777
Income and social contribution tax expense	14	-	2,728	1,402	(16,830)	(58,823)	(87,306)	(39,447)	(60,371)
Deferred income and social contribution tax benefit (expense)	14	(30,156)	39,413	6,927	5,659	(59,100)	(61,472)	5,325	(126,166)
Net income		211,378	443,948	184,981	101,017	213,897	445,289	179,961	96,240
Attributable to:
BRF shareholders		211,378	443,948	184,981	101,017	211,378	443,948	184,981	101,017
Non-controlling shareholders		-	-	-	-	2,519	1,341	(5,020)	(4,777)
Weighted average shares outstanding at the end of the period (thousands) - basic		870,615,818	870,615,818	515,309,022	515,309,022	870,615,818	870,615,818	515,309,022	515,309,022
Earnings per share - basic	27	0.24	0.51	0.36	0.20	0.25	0.51	0.35	0.19
Weighted average shares outstanding at the end of the period (thousands) - diluted		872,512,465	872,512,465	516,729,516	516,729,516	872,512,465	872,512,465	516,729,516	516,729,516
Earnings per share - diluted	27	0.24	0.51	0.36	0.20	0.24	0.51	0.36	0.20

35

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Parent company				Consolidated
	07.01.10	01.01.10	07.01.09	01.01.09	07.01.10	01.01.10	07.01.09	01.01.09
	to	to	to	to	to	to	to	to
	09.30.10	09.30.10	09.30.09	09.30.09	09.30.10	09.30.10	09.30.09	09.30.09

Net income	211,378	443,948	184,981	101,017	213,897	445,289	179,961	96,240

Gain (loss) in foreign currency translation adjustments	(272)	(5,212)	(3,853)	(8,002)	(272)	(5,212)	(3,853)	(8,002)
Unrealized gain (loss) in available for sale marketable securities,
net of income taxes (R$579) in 2010 and R$454 in 2009.	1,107	1,737	40	(1,361)	1,107	1,737	40	(1,361)
Unrealized gains (loss) in cash flow hedge,
net of income taxes (R$41.254) in 2010 and (R$1.340) in 2009.	60,510	80,083	(1,262)	2,602	60,510	80,083	(1,262)	2,602
Actuarial loss,
net of income taxes R$5.750 in 2010.	(9,880)	(11,162)	-	-	(9,880)	(11,162)	-	-

Net income (loss) recored directly in the shareholders' equity	51,465	65,446	(5,075)	(6,761)	51,465	65,446	(5,075)	(6,761)
Comprehensive income	262,843	509,394	179,906	94,256	265,362	510,735	174,886	89,479
Attributable to:
BRF shareholders	262,843	509,394	179,906	94,256	262,843	509,394	179,906	94,256
Non-controlling shareholders	-	-	-	-	2,519	1,341	(5,020)	(4,777)

36

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Attributed to interest of controlling shareholders
		Capital reserve Profit reserves					Other comprehensive income

	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Accumulated foreign currency translation adjustments	Available for sale marketable securities	Actuarial gains (losses)	Accumulated deficit	Total shareholders' equity ( Parent Company)	Non-controlling interest	Total shareholders' equity (Consolidated)
BALANCES AT JANUARY 1 st, 2009	3,445,043	-	(815)	66,201	505,070	160,256	(1,052)	(37,077)	-	(212,985)	3,924,641	696	3,925,337
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	19,647	-	-	-	19,647	8,449	28,096
Unrealized loss in available for sale marketable securities	-	-	-	-	-	-	(1,245)	-	-	-	(1,245)	-	(1,245)
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	(4,738)	-	-	(4,738)	-	(4,738)
Actuarial gain (loss)	-	-	-	-	-	-	-	-	(23,090)	-	(23,090)	-	(23,090)
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	123,015	123,015	(4,424)	118,591
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	17,350	(41,815)	(23,090)	(89,970)	4,038,230	4,721	4,042,951
Capital increase	9,108,374	-	-	-	-	-	-	-	-	-	9,108,374	-	9,108,374
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.229985 per
outstanding share at the end of the period	-	-	-	-	-	-	-	-	-	(100,000)	(100,000)	-	(100,000)
Legal reserve	-	-	-	4,808	-	-	-	-	-	(4,808)	-	-	-
Reserve for expansion	-	-	-	-	(8,647)	-	-	-	-	8,647	-	-	-
Valuation of shares	-	62,767	-	-	-	-	-	-	-	-	62,767	-	62,767
Cost of shares issuance	(91,661)	-	-	-	-	-	-	-	-	-	(91,661)	-	(91,661)
Treasury shares	-	-	(26,772)	-	-	-	-	-	-	-	(26,772)	-	(26,772)
BALANCES AT DECEMBER 31, 2009	12,461,756	62,767	(27,587)	71,009	496,423	160,256	17,350	(41,815)	(23,090)	(186,131)	12,990,938	4,721	12,995,659
Comprehensive income:
Gain (loss) in foreign currency translation adjustments	-	-	-	-	-	-	(5,212)	-	-	-	(5,212)	2,089	(3,123)
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	1,737	-	-	-	1,737	-	1,737
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	80,083	-	-	80,083	-	80,083
Actuarial gain	-	-	-	-	-	-	-	-	(11,162)	(18,475)	(29,637)	-	(29,637)
Net income for the period	-	-	-	-	-	-	-	-	-	443,948	443,948	1,341	445,289
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	13,875	38,268	(34,252)	239,342	13,481,857	8,151	13,490,008
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.240524 per
outstanding share at the end of the period	-	-	-	-	-	-	-	-	-	(53,200)	(53,200)	-	(53,200)
Share-based payments	-	4,766	-	-	-	-	-	-	-	-	4,766	-	4,766
Cost of shares issuance	(1,285)	-	-	-	-	-	-	-	-	-	(1,285)	-	(1,285)
Treasury shares	-	-	26,848	-	-	-	-	-	-	-	26,848	-	26,848
BALANCES AT DECEMBER 31, 2010	12,460,471	67,533	(739)	71,009	496,423	160,256	13,875	38,268	(34,252)	186,142	13,458,986	8,151	13,467,137

37

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Parent company				Consolidated
	07.01.10	01.01.10	07.01.09	01.01.09	07.01.10	01.01.10	07.01.09	01.01.09
	to	to	to	to	to	to	to	to
	09.30.10	09.30.10	09.30.09	09.30.09	09.30.10	09.30.10	09.30.09	09.30.09
Operating activities:
Net income for the period	211,377	443,947	184,981	101,017	211,377	443,947	184,981	101,017
Adjustments to reconcile net income to net cash provided by operating activities:
Non-controlling shareholders	-	-	-	-	2,519	1,341	(38,195)	(37,952)
Depreciation, amortization and depletion	90,059	261,795	105,895	257,597	228,195	622,323	245,984	463,709
Equity interest in income of subsidiaries	(150,567)	(446,304)	(197,044)	27,199	(2,122)	(2,958)	(1,696)	(1,696)
Loss in disposal of permanent assets	10,483	25,610	(14,148)	52,228	23,674	82,102	(28,913)	21,092
Deferred income tax	30,159	(31,696)	(3,351)	(5,151)	54,220	54,036	6,816	136,316
Provision (reversal) for tax, civil and labor risks	13,011	73,305	28,022	11,781	10,911	68,941	36,255	13,279
Other provisions (reversals)	(16,783)	(33,147)	(9,549)	40,033	(11,435)	(40,410)	(5,945)	(6,886)
Exchange rate variations and interest	(36,059)	38,230	(139,584)	(825,856)	(112,342)	169,548	(265,310)	(695,396)
Changes in operating assets and liabilities:
Investment in trading securities	(835,805)	(2,153,649)	(4,554,680)	(5,296,469)	(804,206)	(2,190,780)	(4,684,927)	(5,748,903)
Redemption of trading securities	1,514,361	3,765,702	2,531,447	3,185,081	1,481,852	3,905,047	2,882,484	4,048,869
Investment in available for sale	-	-	-	-	(266,146)	(555,580)	(1,110,764)	(1,110,764)
Redemption of available for sale	-	-	-	-	219,305	643,313	1,640,787	1,680,093
Other financial assets and liabilities	(42,038)	(45,812)	(8,817)	7,173	(56,538)	(47,926)	(8,816)	270
Trade accounts receivable	30,330	464,662	(85,315)	500,990	241,650	(82,368)	(349,537)	(130,267)
Inventories	22,652	180,673	(135,841)	(54,666)	(120,326)	154,655	(183,960)	(11,795)
Trade accounts payable	33,191	(54,598)	(50,183)	(113,244)	90,170	10,517	(151,403)	(167,746)
Payment of provisions for tax, civil and labor risks	(11,098)	(41,727)	(6,313)	(14,707)	(11,100)	(41,893)	(6,472)	(15,134)
Interest paid	(37,029)	(143,615)	(53,051)	(157,212)	(146,862)	(451,199)	(169,796)	(320,081)
Interest in shareholders' equity received	-	4,004	-	-	-	4,004	-	-
Payroll and related charges	(443,286)	(269,768)	1,082,163	668,227	72,989	(73,595)	235,127	54,194
Net cash provided by (used) operating activities	382,958	2,037,612	(1,325,368)	(1,615,979)	1,105,785	2,673,065	(1,773,300)	(1,727,781)
	-	-	-	-	-	-	-	-
Investing activities:
Investment in marketable securities	-	-	-	(109)	-	-	-	(109)
Redemption in marketable securities	-	-	221	221	2,181	6,500	224	224
Other investments, net	(100,101)	(804,970)	-	-	-	-	(15,488)	(15,488)
Cash of merged company	-	1,960	-	75,224	-	-	-	-
Additions to property, plant and equipment	(130,498)	(302,675)	(114,934)	(362,289)	(224,915)	(461,040)	(153,100)	(449,448)
Additions to biological assets	(41,259)	(122,955)	(45,769)	(113,843)	(86,722)	(268,455)	(86,996)	(180,996)
Proceeds from disposals of property, plant and equipement	3,516	7,020	35,553	44,689	3,794	7,298	36,595	61,264
Business acquisition, net of cash	-	-	-	-	-	-	511,285	511,285
Additions to intangible	(23,398)	(37,542)	-	-	(26,305)	(42,083)	-	-
Net cash used in investing activities	(291,740)	(1,259,162)	(124,929)	(356,107)	(331,967)	(757,780)	292,520	(73,268)

Financing activities:
Proceeds from debt issuance	261,465	521,893	605,883	2,098,613	786,058	2,666,500	1,073,709	2,204,027
Repayment of debt	(257,656)	(1,133,012)	(2,102,515)	(2,997,497)	(1,066,340)	(4,037,674)	(4,270,498)	(5,380,840)
Capital increase through issuance of shares	-	-	5,201,776	5,201,776	-	-	5,201,776	5,201,776
Advance for future capital increases	-	-	(2,260,000)	(2,265,736)	(6,975)	(6,975)	-	-
Interest on shareholders' equity paid	(53,200)	(153,200)	-	(24,783)	(53,200)	(153,200)	(5)	(24,788)
Cost of shares issuance	-	(1,285)	-	-	-	(1,285)	-	-
Net cash (used in) provided by financing activities	(49,391)	(765,604)	1,445,144	2,012,373	(340,457)	(1,532,634)	2,004,982	2,000,175
Effect of exchange rate variation on cash and cash equivalents	(10,217)	(5,635)	(3,542)	(8,835)	(90,774)	(93,696)	(40,088)	(128,626)
Net increase in cash	31,610	7,211	(8,695)	31,452	342,587	288,955	484,114	70,500
Cash at the beginning of the period	199,035	223,434	69,735	29,588	1,844,608	1,898,240	819,841	1,233,455
Saldo de caixa e equivalentes de empresa incorporada	-	-	-	-	-	-	-	-
Cash at the end of the period	230,645	230,645	61,040	61,040	2,187,195	2,187,195	1,303,955	1,303,955
	-	-	-	-	-	-	-	-
Cash flow supplementary information				-
Cash paid during the year for:	-	-	-	35	36,134	37,511	14,118	15,626

38

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Parent company				Consolidated
	07.01.10	01.01.10	07.01.09	01.01.09	07.01.10	01.01.10	07.01.09	01.01.09
	to	to	to	to	to	to	to	to
	09.30.10	09.30.10	09.30.09	09.30.09	09.30.10	09.30.10	09.30.09	09.30.09
1 - REVENUE	3,178,357	9,007,764	2,858,269	7,147,463	6,504,865	18,491,580	6,048,954	12,202,042
Sales of goods and products	3,096,743	8,819,138	2,776,513	6,947,671	6,384,017	18,238,713	5,985,643	11,880,211
Other (expenses) income	(36,403)	(89,485)	(10,886)	(43,818)	(69,374)	(141,203)	(72,776)	(106,657)
Revenue related to construction of own assets	121,048	286,524	96,707	256,430	192,218	403,893	142,158	445,269
Allowance for doubtful accounts reversal (provisions)	(3,031)	(8,413)	(4,065)	(12,820)	(1,996)	(9,823)	(6,071)	(16,781)
2 - RAW MATERIAL ACQUIRED FROM THIRD PARTIES	(2,211,078)	(6,336,438)	(2,075,881)	(5,268,624)	(4,254,046)	(12,170,005)	(4,241,016)	(8,725,384)
Cost of goods and products sold	(1,709,167)	(4,989,236)	(1,669,899)	(4,164,880)	(3,132,208)	(9,102,940)	(3,259,301)	(6,597,719)
Material, energy, services of third parties and others	(512,947)	(1,373,078)	(412,360)	(1,088,753)	(1,142,380)	(3,104,412)	(987,784)	(2,148,158)
Reversal (provision) for losses in inventory	11,036	25,876	6,378	(14,991)	20,542	37,347	6,069	20,493
3 - GROSS VALUE ADDED (1-2)	967,279	2,671,326	782,388	1,878,839	2,250,819	6,321,575	1,807,938	3,476,658
4 - DEPRECIATION, AMORTIZATION AND DEPLETION	(90,059)	(261,795)	(105,895)	(257,889)	(228,195)	(622,323)	(245,982)	(463,568)
5 - NET VALUE ADDED (3-4)	877,220	2,409,531	676,493	1,620,950	2,022,624	5,699,252	1,561,956	3,013,090
6 - VALUE ADDED RECEIVED FROM THIRD PARTIES	277,078	956,694	505,383	1,039,868	110,023	773,601	368,448	1,270,019
Equity interest in income of subsidiaries	150,567	446,304	197,044	(27,199)	2,122	2,958	1,696	1,696
Financial income	126,482	510,033	352,288	1,110,318	108,236	770,282	366,686	1,267,945
Other operating income	29	357	(43,949)	(43,251)	(335)	361	66	378

7 - ADDED VALUE TO BE DITRIBUTED (5+6)	1,154,298	3,366,225	1,181,876	2,660,818	2,132,647	6,472,853	1,930,404	4,283,109

8 - DISTRIBUTION OF VALUE ADDED:	1,154,298	3,366,225	1,181,876	2,660,818	2,132,647	6,472,853	1,930,404	4,283,109
Payroll	381,451	1,121,736	349,985	841,690	753,828	2,271,431	785,492	1,480,252
Salaries	306,366	943,420 #	286,065	686,264	622,197	1,844,214 #	648,838	1,214,699
Benefits	49,558	113,201 #	43,926	105,354	88,671	303,860 #	97,227	186,581
Government severance indemnity fund for employees - F.G.T.S	25,527	65,115 #	19,994	50,072	42,960	123,357 #	39,427	78,972
Taxes and contributions	411,317	1,036,773	353,517	871,090	947,331	2,528,947	794,645	1,660,400
Federal	244,170	535,468	178,699	449,122	620,835	1,579,060	468,765	1,031,060
State	165,694	496,187	174,111	418,793	324,937	944,310	323,240	623,229
Municipal	1,453	5,118	707	3,175	1,559	5,577	2,640	6,111
Capital remuneration from third parties	150,152	763,768	293,393	847,021	217,591	1,227,186	170,306	1,046,217
Interests	130,927	710,426	279,987	812,475	143,072	1,115,013	154,276	996,415
Rent	19,225	53,342	13,406	34,546	74,519	112,173	16,030	49,802
Shareholders	211,378	443,948	184,981	101,017	213,897	445,289	179,961	96,240
Interest on shareholders' equity	-	53,200	-	-	-	53,200	-	-
Retained earnings	211,378	390,748	184,981	101,017	211,378	390,748	184,981	101,017
Non-controlling interest	-	-	-	-	2,519	1,341	(5,020)	(4,777)

39

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

2.    COMPANY’S OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”), formerly known as Perdigão S.A., and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

  Frozen whole chicken and chicken, turkey, pork and beef cuts;
  Ham products, sausages, bologna, frankfurters and other smoked products;
  Hamburgers, breaded meat products, kibes and meatballs;
  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;
  Milk, dairy products and desserts;
  Juices, soy milk and soy juices;
  Margarine; and
  Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into two operating segments, domestic and foreign markets.

Currently, the Company operates 44 meat processing plants, 15 milk and dairy products processing plants, 4 pasta processing plants, 1 dessert processing plant, 3 margarine processing plants and 1 soybean crushing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Groep B.V. operates 2 meat processing plants located in the United Kingdom and The Netherlands.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities in which these companies are engaged to:

40

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

2.1. Interest in subsidiaries:

Subsidiary	Main activity	Country	09.30.10 12.31.09 01.01.09
Perdigão Agroindustrial S.A. (a)	Industrialization and commercialization of products	Brazil	-	-	100.00%
PSA Laboratório Veterinário Ltda.	Veterinary activities	Brazil	88.00%	10.00%	10.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercialization of products	Brazil	99.99%	99.99%	99.99%
PDF Participações Ltda	Holding	Brazil	1.00%	1.00%	1.00%
Sino dos Alpes Alimentos Ltda	Industrialization and commercialization of products	Brazil	0.01%	0.01%	0.01%
Vip S.A. Emp.Part.Imobiliárias (b)	Commercialization of ow ned real estate	Brazil	100.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	10.00%	10.00%	10.00%
Avipal Nordeste S.A. (c)	Raising of poultry for slaughtering	Brazil	-	100.00%	100.00%
Avipal S.A. Construtora e Incorporadora (d)	Construction and real estate marketing	Brazil	100.00%	100.00%	100.00%
Avipal Centro-oeste S.A. (d)	Industrialization and commercialization of dairy products	Brazil	100.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	90.00%	90.00%	90.00%
UP! Alimentos Ltda	Industrialization and commercialization of products	Brazil	50.00%	50.00%	50.00%
Perdigão Trading S.A. (d)	Holding	Brazil	100.00%	100.00%	100.00%
PSA Laboratório Veterinário Ltda	Veterinary activities	Brazil	12.00%	90.00%	90.00%
PDF Participações Ltda	Holding	Brazil	99.00%	99.00%	99.00%
Perdigão Export Ltd. (d)	Import and export of products	Cayman Island	100.00%	100.00%	100.00%
Crossban Holdings GmbH	Holding	Áustria	100.00%	100.00%	100.00%
Perdigão Europe Ltd (e)	Import and export of products	Portugal	100.00%	100.00%	100.00%
Perdigão International Ltd	Import and export of products	Cayman Island	100.00%	100.00%	100.00%
BFF International Ltd	Unrestricted activities	Cayman Island	100.00%	100.00%	100.00%
Highline International (d)	Unrestricted activities	Cayman Island	100.00%	100.00%	100.00%
Perdigão UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%	100.00%
Plusfood Germany	Import and export of products	Germany	100.00%	-	-
Perdigão France SARL	Import and export of products	France	100.00%	100.00%	100.00%
Perdigão Holland B.V.	Administrative services	The Netherlands	100.00%	100.00%	100.00%
Plusfood Groep B.V.	Holding	The Netherlands	100.00%	100.00%	100.00%
Plusfood B.V.	Import and export of products	The Netherlands	100.00%	100.00%	100.00%
Plusfood Constanta SRL (f)	Meat processsing	Italy	-	100.00%	100.00%
Plusfood Finance UK Ltd	Financial fund-raising	United Kingdom	100.00%	100.00%	100.00%
Fribo Foods Ltd (g)	Import and export of products	United Kingdom	-	100.00%	100.00%
Plusfood Wrexham Ltd	Importação e comercialização de produtos	United Kingdom	100.00%	-	-
Plusfood France SARL	Import and export of products	France	100.00%	100.00%	100.00%
Plusfood Iberia SL	Distribution of food products	Spain	100.00%	100.00%	100.00%
Plusfood Italy SRL	Import and export of products	Italy	67.00%	67.00%	67.00%
BRF Brasil Foods Japan KK (h)	Import and export of products	Japan	100.00%	100.00%	100.00%
Brasil Foods PTE Ltd. (i)	Marketing and logistics services	Singapore	100.00%	100.00%	100.00%
Plusfood Hungary Trade and Service LLC. (j)	Import and export of products	Hungary	100.00%	100.00%	100.00%
Plusfood UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (k)	Holding	Áustria	100.00%	100.00%	100.00%
Xamol Consul. Serv. Ltda (d)	Import and export of products	Portugal	100.00%	100.00%	100.00%
HFF Participações S.A. (c)	Holding	Brazil	-	100.00%	-
Sadia S.A. (l)	Industrialization and commercialization of products	Brazil	-	33.15%	-
Sadia S.A.	Industrialization and commercialization of products	Brazil	100.00%	66.85%	-
Sadia International Ltd.	Import and export of products	Cayman Island	100.00%	100.00%	-
Sadia Uruguay S.A.	Import and export of products	Uruguay	100.00%	100.00%	-
Sadia Chile S.A.	Import and export of products	Chile	60.00%	60.00%	-
Sadia Alimentos S.A.	Import and export of products	Argentine	95.00%	95.00%	-
Sadia U. K. Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%	-
Concórdia Foods Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%	-
Sadia Industrial Ltda.	Industrialization and commercialization of commodities	Brazil	100.00%	100.00%	-
Rezende Marketing e Comunicações Ltda.	Advertising agency	Brazil	-	0.09%	-
Big Foods Ind. de Produtos Alimentícios Ltda.	Manufacture of bakery products	Brazil	100.00%	100.00%	-
Rezende Marketing e Comunicações Ltda.	Advertising agency	Brazil	-	99.91%	-
Sadia Overseas Ltd.	Financial fund-raising	United Kingdom	100.00%	100.00%	-
Sadia GmbH	Holding	Austria	100.00%	100.00%	-
Wellax Food Logistics C.P.A.S.U. Lda.	Import and export of products	Portugal	100.00%	100.00%	-
Sadia Foods GmbH	Import and export of products	Germany	100.00%	100.00%	-
Qualy B. V. (k)	Import and export of products	The Netherlands	100.00%	100.00%	-
Sadia Japan KK.	Import and export of products	Japan	100.00%	100.00%	-
Badi Ltd.	Import and export of products	Arab Emirates	100.00%	80.00%	-
Al Wafi	Importação e comercialização de produtos	Saudi Arab	75.00%	-	-
Baumhardt Comércio e Participações Ltda.	Consulting	Brazil	73.94%	73.94%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	25.10%	25.10%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	46.01%	46.01%	-
K&S Alimentos S.A.	Industrialization and commercialization of products	Brazil	49.00%	49.00%	-

41

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(a)   The wholly-owned subsidiary Perdigão Agroindustrial S.A. was merged into the Parent Company as of March 9, 2009;

(b)   The name of the wholly-owned subsidiary Avipal S.A. Alimentos was changed to Vip S.A. Empreendimentos e Participações Imobiliárias on January 4, 2010;

(c)    Wholly-owned subsidiaries merged into the Parent Company on March 31, 2010;

(d)   Dormant subsidiaries;

(e)   The name of the wholly-owned subsidiary Perdix International was changed to Perdigão Europe on March 18, 2009;

(f)    Disposal of ownership interest on March 31 , 2010;

(g)   The name of the wholly-owned subsidiary Plusfood Wrexham was changed to Fribo Foods Ltd. on April 1, 2009;

(h)   The name of the wholly-owned subsidiary Perdigão Nihon K.K. was changed to BRF - Brasil Foods Japan K.K. on November 1, 2010;

(i)     The name of the wholly-owned subsidiary Perdigão Asia PTE Ltd. was changed to BRF - Brasil Foods PTE Ltd. in August 2010;

(j)     The name of the wholly-owned subsidiary Plusfood Hungary Kft. was changed to Plusfood Hungary Trade and Service LLC;

(k)    The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$880, and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in the Netherlands, and the amount of this investment, as of September 30, 2010, is represented by a net capital deficiency of R$10,413, the purpose of these two subsidiaries is to operate in the European market to increase the Company’s share of this market, which is regulated by a system of poultry and turkey import quotas; and

(l)     Due to the merger of HFF on March 31, 2010, on this date Sadia became directly wholly-owned subsidiary of BRF-Brasil Foods S.A.

2.2. Corporate restructuring

The Company has been following its sustainable growth plan since mid 2005, which is based on the acquisition of various companies and start of new businesses.

As a result of these acquisitions, the Company grew and diversified its businesses, increasing its market share in the poultry and pork markets and entering the dairy, margarine and beef markets.

The companies acquired were:

42

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Company	Activity	Acquisition year	Status
Sadia	Meat	2009	Wholly-owned subsidiary
HFF Participações	Holding	2009	Merged on 03.31.10
Eleva Alimentos	Dairy/meat	2008	Merged on 04.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 08.01.07
Ava Comércio e Representação	Margarines	2007	Merged on 08.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 07.03.06
Perdigão Agroindustrial	Meat	-	Merged on 03.09.09

Within this growth process, the Company carried out comprehensive corporate and business restructuring actions, aimed at maintaining the sustainability of its businesses by streamlining its corporate structure, reducing operating, tax and finance costs, as well as by reorganizing its operating activities.

As a result of the restructuring process the following changes occurred in the period of nine months ended on September 30, 2010:

a)     On February 26, 2010, the wholly-owned subsidiaries HFF Participações S.A. and Avipal Nordeste S.A. were merged into the BRF;

b)     On March 31, 2010, the interest in the wholly-owned subsidiary Plusfood Constanta SRL was for EUR 10 thousand.

The Company has an advanced distribution system and uses 38 distribution centers, delivering its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers of the domestic market and exporting to more than 145 countries.

The BRF has a large number of brands, the principal of which are:  Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, in addition to licensed brands such as Turma da Mônica. The main brands of the subsidiary Sadia are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and  Wilson.

In April 2006, the Company’s shares were listed on the Novo Mercado corporate governance (“New Market of the São Paulo Stock Exchange”).

The Extraordinary Shareholders' Meeting held on July 8, 2009 approved that the shares issued by the Company started to be traded on the São Paulo Securities,

Futures and Commodities Exchange (“BM&FBOVESPA”) under the new ticker BRFS3 and on the New York Stock Exchange (“NYSE”) under the new ticker BRFS, which replaced the former tickers PRGA3 and PDA, respectively.

43

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.    SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

3.1.    Consolidation: includes the BRF’s financial statements and the financial statements of the direct and indirect subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from transactions between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated quarterly information, the Company applied CVM Deliberation No. 534/08, which approved the technical pronouncement CPC 02, addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the quarterly information of each subsidiary included in the Company’s consolidated quarterly information are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the real as their functional currency, except for the subsidiary Plusfood Groep B.V. and its subsidiaries, which adopted the Euro as their functional currency;

•         Investments:  investments in affiliates are accounted for under the equity method. The quarterly information of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency - Euro

•      Assets and liabilities are translated at the exchange rate at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’ equity.

44

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Functional currency – Brazilian reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction.

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

Pursuant to CVM Instruction No. 608/09, the subsidiary Sadia consolidated the financial statements of a foreign investment fund named Concórdia Foreign Investment Fund Class A. Sadia is the sole unit holder of this fund (exclusive fund). This investment fund has the specific purpose of centralizing the portfolio of investments abroad, outsourcing administrative functions.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated quarterly information and are consistent with the practices adopted by the parent company. The quarterly information of the subsidiaries has been prepared for the same reporting date as the Parent Company.

3.2.    Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at acquisition date.

45

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquirer are attributed to these units.

3.3. Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management identified two segments operations for disclosure, the domestic and the foreign markets, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent geographical sales areas, and, accordingly, information according to the characteristics of the products is also presented, based on their nature, as follows: meat and dairy, prepared and processed products. Products of other nature were grouped as ‘other’, since they do not meet the quantitative parameters, nor do they have qualitative importance to the periods presented.

3.4. Cash and cash equivalents: includes cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

3.5. Financial instruments: Financial assets and liabilities are classified based on the purpose for which they were acquired, and their classification is determined at the initial recognition of the financial instruments. Financial assets and liabilities include: financial investments, loans, receivables, derivatives and other.

3.5.1.  Financial investments: are financial assets that comprise public and private fixed-income securities, and are classified and recorded based on the purpose for which they were acquired, in accordance with the following:

46

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(a)  Trading securities: acquired for sale or repurchase in the short term, are initially recorded at fair value plus its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

(b)  Held to maturity: when the Company has the intention and financial ability to hold the instrument to maturity, the investments are recorded at cost, plus interest, inflation adjustment and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

(c)  Available for sale: this category is for all the financial assets that are not classified any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

3.5.2.  Derivatives measured at fair value: these are derivatives actively traded on organized markets, and their fair value is determined based on the amounts quoted on the market at the quarterly information date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within “Finance income or costs” or “Cash flow hedge”, which are recorded in equity net of taxes.

3.5.3.  Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  The accounting follows CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.  The Company elected to apply this methodology to its hedge transactions that meet the criteria described above.

47

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.5.4.  Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

3.6.    Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of trade receivables, other rights, trade payables, social obligations and other long-term obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.33% p.a. (6.13% p.a. as of December 31, 2009). The subsidiary Sadia calculated and recorded the adjustment to present value of trade receivables based on the rate used in each transaction, which corresponds to 4.5% per month, and for trade payables it used 100% of the interbank certificate of deposit (“CDI”) that on June 30, 2010, corresponded to 9.25% p.a.

3.7.    Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and generally does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time an estimated loss on doubtful receivables is recorded.

3.8.    Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas, unusual losses, if any, are recorded directly as an expense for the period.

48

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.9.    Biological assets: pursuant to CVM Deliberation No. 596/09, agricultural activity is the management of the biological transformation of biological assets (living animals and/or plants) for sale, into agricultural produce, or additional biological assets. The Company classifies living poultry and pigs as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of biological assets is substantially represented by cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from the obtaining of fresh meat (raw material/ slaughter readiness). This opinion is supported by a fair value appraisal report prepared by an independent expert, which calculated an negligible difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

3.10. Assets held for sale: the assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale are readily available at a reasonable price and unlikely changes in the sell plan . These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

3.11. Property, plant and equipment: stated at cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. The costs of capitalized borrowings are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 577/09.

Depreciation is recognized based on the estimated economic useful life of each asset on the straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

49

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

CVM Deliberation No. 527/07 requires an analysis of the recoverability of all the items included in this subgroup whenever there is an indication of impairment, since no item should remain recorded at an amount that exceeds realizable value, either by sale or use. The Company performed a recoverability test in the last quarter of each fiscal year. In the quarter Management has not identified any impairment events that could require an anticipation of impairment analysis.

Gains and losses on disposals are calculated by comparing the sales value with the residual book value and recognized in the income statement.

3.12. Intangibles: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the period in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are annually tested for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets goodwill balance.

50

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Goodwill recoverability was tested in the last quarter of each fiscal year. During the quarter Management has not identified any events that could require the anticipation of the impairment analysis.

3.13. Income taxes and social contributions: in Brazil, these comprise Income Tax (IRPJ) and Social Contribution (CSLL), which are monthly calculated on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 595/09; when it is probable that these credits will not be used in the future, a provision is established for non-recovery of deferred taxes.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

3.14. Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the quarterly information.

3.15. Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings.

51

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 597/09).

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters, as described in notes 6 and 25.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

3.16. Leases: lease transactions in which the risks and rewards of ownership are substantially transferred are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction.    The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease agreement term.

52

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.17. Share based payment: the Company provides share based payment for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 562/08, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity and/or liabilities. The fair value of the options is updated on a quarterly basis, in accordance with the assumptions available on the market.

3.18. Actuarial assets and liabilities on employee benefits: The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits (medical plan, fine F.G.T.S. and compensation for termination and retirement) in accordance with the criteria provided for in CVM Deliberation No. 600/09. Actuarial gains and losses are recognized in other operating income based on the actuarial report.

The contributions made by the sponsors are recognized as an expense for the period.

The plan assets are the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

3.19. Capital: common shares are classified as equity. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

3.20. Repurchase of shares (treasury shares): when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is transferred to retained earnings.

3.21. Earnings per share:  basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive potential ordinary shares.

53

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.22. Determination of income: results from operations are recorded on the accrual basis.

3.23. Revenues: are recognized when the ownership and risks inherent to the product are substantially transferred to the customer, when the sales price is fixed and determinable, when there is evidence of a sales contract and when collection is reasonably assured. Revenues are not recognized when there is substantial uncertainty as to their realization.

Revenue is presented net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

3.24. Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws. Profit sharing is proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

3.25. Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities are amend at producing new or significantly improved plans or projects. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

54

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The capitalized development expenditures are measured at cost less accumulated amortization and loss on the impairment.

3.26. Financial revenues: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity reduce the value of the investment.

3.27. Subsidies and tax incentives: the Company has Value-added Tax on Sales and Services (ICMS) benefits for investments mainly granted by the governments of the states of Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo, Minas Gerais, Bahia and the Federal District. These tax incentives are directly linked to the operation of production units, creation of jobs and social and economic development in the respective states, and are directly recorded in the statement of income. If the tax incentives generate future obligations, these obligations are recognized at their initial fair value and recorded in the statement of income as fulfilled, with a corresponding entry to the tax benefits received.

The subsidiary Sadia received as a donation a plot of land located in the state of Pernambuco, whose fair value as of September 30, 2010 and December 31, 2009 is R$4,066. The donation is conditioned on the construction of a production unit, which will create jobs and contribute to the economic and social development of the region. In compliance with CVM Deliberation No. 555/08, the fair value of the land, obtained through appraisals carried out by real estate agencies in the region, was recognized in PP&E with a corresponding entry to long-term obligations. The value of the land will be recognized in the statement of income as the production unit is depreciated.

3.28. Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company’s Management which is within the portion equivalent to the mandatory minimum dividend is recorded in current liabilities, for it is regarded as a legal obligation provided for in the by-laws, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  additional dividend proposed in shareholders’ equity.

55

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

For quarterly information presentation purposes, interest on capital is stated as an allocation of income directly in equity, when applicable.

3.29. Translation of foreign-currency denominated assets and liabilities:  As mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the monthly rates in effect.

The exchange rates in Brazilian Reais in effect at the date of the balance sheets translated were as follows:

Final rate	09.30.10	09.30.09	12.31.09	01.01.09
U.S. Dollar (US$)	1.6942	1.7781	1.7412	2.3370
Euro (€)	2.3104	2.6011	2.5073	3.2382
Pound (£)	2.6619	2.8422	2.8241	3.4151

Average rates
U.S. Dollar (US$)	1.7803	1.8198	1.9935	1.8375
Euro (€)	2.3417	2.6525	2.7631	2.6698
Pound (£)	2.7302	2.9692	3.1092	3.3308

3.30. Accounting judgments, estimates and assumptions: As mentioned in note 1, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the quarterly information:

•         impairment of non-financial assets;

•         share-based payment transactions;

•         loss on the reduction of recoverable value of taxes;

•         retirement benefits;

•         measurement at fair value of items related to business combinations;

•         fair value of financial instruments;

•         provision for tax, civil and labor risks;

•         estimated losses on doubtful receivables;

•         biological assets; and

•         useful lives of property, plant and equipment.

56

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the quarterly information in the period in which the estimates are revised.

3.31. Statement of added value: the Company prepared statements of value added (DVA) and consolidated in accordance with CVM Deliberation No. 557/08, which are submitted as part of the quarterly information in accordance with BR GAAP. It represents for IFRS additional financial information.

4.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1. Overview

In the normal course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, foreign exchange rates and commodity prices. The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors.

The Company has policies and procedures for the administration of such exposures and can use hedging instruments, provided they are approved by the Board of Directors, to reduce the impacts of these risks. Such policies and procedures include the monitoring of the levels of exposure to each market risk and its measurement, including an analysis based on the accounting exposure and forecast of future cash flows, besides setting limits for decision making. All the instruments used by the Company are aimed at: (i) protection of the foreign exchange exposure of its debt and cash flow; (ii) exposure of interest rates; and (iii) exposure to price variation of certain commodities.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approval of the Risk Policy prepared by the Financial Risk Management Committee and for the supervision of the performance of this policy, verifying if the established limits are being respected. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

The Board of Executive Officers is in charge of the evaluation of the Company’s positioning for each risk identified, according to the guidelines enacted by the Board of Directors. In addition, it is responsible for the approval of: (i) the action plans defined for the alignment of risks with the defined tolerance; (ii) the performance indicators to be used in risk management; (iii) the overall limits; and (iv) the evaluation of suggestions for improvements in the policy.

57

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Financial Risk Management Committee is in charge of the execution of the Risk Policy. It is this committee that supervises the risk management process, plans and verifies the impact of the decisions implemented, evaluates and approves hedging alternatives, monitors and keeps track of the levels of exposure and the fulfillment of the policy, keeps track of the performance of hedging operations through reports and evaluates the scenarios to be applied in the operations, in the cash flow and in the indebtedness of the Company, in conformity with the established policy.

In the Risk Policy the Company determines the strategies to be adopted, and the Management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of authority where each one acts within the limits pre-established in this Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, and determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties in the reconciliations with the counterparties, with validation by the back-office and daily monitoring by the financial area.

Given the objective of utilizing hedging transactions to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the three and nine month period ended on September 30, 2010 met the established objectives.

As allowed by CVM Deliberation No. 604/09, the Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, as determined in its Risk Policy. The cash flow hedge consists of hedging exposure against variability of the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability, or (ii) a highly probable predicted transaction, and (iii) could affect profit and loss.

One of the purposes of the Risk Policy is to determine parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, exposed to foreign exchange rate, and commodity price variation. The finance department is responsible for the fulfillment of the Risk Policy.

58

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.2. Interest rate risk management

The interest rate risk is the risk of the Company suffering economic losses due to adverse changes in the interest rates, which may be caused by factors related to economic crises and/or alteration of monetary policy in the domestic and foreign market, etc. This exposure refers mainly to changes in the market interest rates that affect Company liabilities and assets indexed by the LIBOR, TJLP (long-term interest rate), UMBNDES (monetary unit of the Brazilian Development Bank) or CDI (interbank deposit certificate) rate, besides possible derivative transactions involving fixed rate positions against one of the above mentioned indexes that could give rise to unrealized and/or realized losses  originated by the determination of the fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to the different interest rates and does not establish limits between fixed and floating rates either.

The primary objectives of the Risk Policy are to minimize the costs of debt service and optimize income from applications and investments. The Company continually monitors market interest rates, aiming to evaluate the potential need to enter in contracts to serve as hedge against the volatility of these rates. These transactions are basically characterized by changing from floating rate to fixed rate. Such transactions were designated by the Company as cash flow hedge.

The Company seeks to maintain a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term. Moreover, the Company had fixed and floating rates indebtedness which reduces the risk exposure.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In the event of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP.

With regards to the Company's cash and equivalents, the main index is the CDI for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market. In the event of a CDI increase, impacts become favorable, while in the event of a CDI decrease, results become unfavorable.

59

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The table below summarizes the changes in the interest rates and the impacts for the Company.

Interest fixed rate risk				Interest floating rate risk
Index	Exposure	Variation	Impact	Index	Exposure	Variation	Impact
CDI	Cash and cash equivalents	+	-	CDI	Cash and cash equivalents	+	+
CDI	Cash and cash equivalents	-	+	CDI	Cash and cash equivalents	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
LIBOR/Cupom USD	Cash and cash equivalents	+	-	TJLP	Liabilities	+	-
LIBOR/Cupom USD	Cash and cash equivalents	-	+	TJLP	Liabilities	-	+
LIBOR/Cupom USD	Liabilities	+	+	LIBOR	Liabilities	+	-
LIBOR/Cupom USD	Liabilities	-	-	LIBOR	Liabilities	-	+

The results obtained in relation to the objectives proposed by the Company concerning exposure to interest rates were attained in the three and nine month period ended on September 30, 2010.

4.3. Foreign exchange risk management

Foreign exchange risk is the risk of fluctuations of foreign currency exchange rates causing the Company to incur unexpected losses, leading to a reduction of the values of assets or an increase of the amounts of obligations. The main exposures, to which the Company is subject, as regards foreign exchange variations, refer to the fluctuation of the U.S. Dollar and also of the Euro and of the British Pound in relation to the Brazilian Real.

The aim of the Company’s Risk Policy is the prevention from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian Reais against its obligations also not denominated in Brazilian reais, thus protecting the Company’s balance sheet. For this purpose, the Company can make use of over-the-counter transactions (swaps) and transactions on the futures exchange.

The subsidiary Sadia does not have outstanding derivative contracts as of September 30, 2010.

4.3.1.  Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are shown as follows:

60

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Cash and cash equivalents and marketable securities	192,105	185,052	11,010	2,416,079	2,234,194	1,205,219
Trade accounts receivable - third parties	72,544	35,577	27,788	988,715	666,310	708,491
Accounts receivable from subsidiaries	257,465	717,925	1,238	-	-	-
Swap agreements	-	(78,803)	(24,000)	-	(78,803)	826,450
Dollar futures agreements	131,068	122,751	-	131,068	122,751	327,529
Forward Contracts (NDF) (a)	-	-	-	(84,851)	(211,268)	-
Loans and financing	(898,677)	(1,309,416)	(1,078,902)	(4,079,023)	(4,484,361)	(4,072,604)
Pre-payment exports designated as hedge accounting	863,283	-	-	863,283	-	-
Other operating assets and liabilities, net (b)	(654,882)	(979,784)	(743,638)	392,225	(5,091)	154,732
	(37,094)	(1,306,698)	(1,806,504)	627,496	(1,756,268)	(850,183)

Foreign exchange exposure in R$	(37,094)	(1,306,698)	(1,806,504)	627,496	(1,756,268)	(850,183)
Foreign exchange exposure in US$	(21,895)	(750,458)	(773,001)	370,379	(1,008,654)	(363,792)

(a) Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

(b) Basically refers to the acquisition of inventories and suppliers.

The Company's total foreign exchange exposure is US$370,379 and is within the limit established by the Risk Policy.

Moreover, the Company’s Risk Policy aims to protect the operating revenues and costs that involve operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For this purpose, the Company uses hedge instruments, approved in the Risk Policy, focused mainly on the protection of its foreign currency denominated projected cash flow.

On September 30, 2010, the Company had non-deliverable forward (“NDF”) operations in the amount of US$390,000, and export prepayments (“PPEs”) in the amount of US$491.691 designated as hedge accounting (unrealized financial income/expenses impacting shareholders’ equity and affecting the statement of income when realized). According to the deliberation of Financial Risk Management Committee and the Board of Directors, during the first quarter of 2010 the Company has started to sell Euro and Pound in future markets with the objective to protect its cash flow. On September 30, 2010 the Company had the position of EUR 163,000 and GBP 38,000.

With the intention of performing active management and following the Risk Policy, the Company performs daily monitoring, through reports issued by the financial area and validated by the back-office area, on cash flow needs and foreign exchange exposure.

61

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.3.2.  Breakdown of the balances of derivative financial instruments

The consolidated positions of outstanding derivatives on September 30, 2010; December 31, 2009 and January 1, 2009 are as follows:

BR GAAP and IFRS
C o nso lidated 09.30.10
					Reference
	Subject to				value	M arket
Instrument	hedge	M aturity	R eceivable	P ayable	(no tio nal)	value (1)

		From 10/2010 to
NDF	Exchange rate	08/2011	R$ (Pre - 10.46%)	US$ (E.R.)	643,796	63,147

		From 10/2010 to
NDF	Exchange rate	08/ 2011	R$ (Pre - 10.38%)	EUR (E.R.)	376,595	2,718

		From 10/2010 to
NDF	Exchange rate	08/2011	R$ (Pre - 10.75%)	GBP (E.R.)	51,821	4,140

		From 10/2010 to
NDF	Exchange rate	02/2010	R$ (Pre - 9.20%)	US$ (E.R.)	84,851	5,289

NDF	Exchange rate	12/2010	US$ (EV) + 1.67%	EUR (E.R.)	80,864	(455)

Swap	Exchange rate	07/2013	US$ (EV) + 7%	R$ (76% of CDI)	56,112	(53)

		From 07/2011to
Swap	Exchange rate	12/2013	US$ (EV) + LIBOR 3M + 3.83%	97.50% of CDI	330,750	(45,155)

		From 07/2010 to
Swap	Interest rate	08/2013	US$ (EV) + LIBOR 3M + 0.50%	US$ (E.R.) + 3.96%	83,575	(4,489)

Swap	Interest rate	05/2012	US$ (EV) + LIBOR 3M + 3.85%	US$ (E.R.) + 5.78%	62,787	(1,017)

		From 07/2010 to
Swap	Interest rate	08/2013	US$ (EV) + LIBOR 6M + 0.80%	US$ (E.R.) + 3.77%	838,762	(24,586)

Swap	Interest rate	11/2012	US$ (EV) + LIBOR 12M + 0.71%	US$ (E.R.) + 3.70%	198,025	(10,228)

Options	Exchange rate	11/2010	-	R$	16,942	360

Future contract	Exchange rate	11/2010	US$ (EV)	R$	131,068	(986)

		From 10/2010 to
Future contract	Live cattle	12/2010	R$	-	39,636	(262)

						(11,577)

62

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

					BR GAAP and IFRS
					C o nso lidated 12 .31.09
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	R eceivable	Payable	(notional)	value (1)
NDF	Exchange rate	06/2010	R$ 8.39% p.a.	US$	786,667	20,918
NDF	Exchange rate	06/2010	R$ 6% p.a.	US$	211,268	2,721
		From 01/2010 to
Swap	Exchange rate	07/2013	US$ + 7%	76% of CDI	56,112	279
Swap	Exchange rate	09/2011	118.5% of CDI	US$ + 83% CDI	86,144	2,465
Swap	Exchange rate	12/2011	US$ + LIBOR 3M + 3.83%	97.83% of CDI	330,750	(51,190)
Swap	Interest rate	08/2012	US$ + LIBOR 3M + 1.76%	US$ + 4.74%	146,362	(4,712)
Swap	Interest rate	08/2013	US$ + LIBOR 6M + 0.70%	US$ + 3.77%	838,762	(24,741)
Swap	Interest rate	12/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.69%	198,025	(5,262)
Future contract	Exchange rate	02/2010	US$	R$	122,751	20
						(59,502)

					BR GAAP and IFRS
					C o nso lidated 01.01.09
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	R eceivable	Payable	(notional)	value (1)
Swap	Interest rate	07/2009	9.31%p.a.	93.72% of CDI	11,944	(52)
Swap	Exchange rate	From 01/2009 to 09/2009	US$ + 4.75%	100% of CDI	613,802	60,530
Swap	Exchange rate	02/2009	16.09% p.a.	US$	8,364	(2,871)
Swap	Exchange rate	From 07/2009 to 12/2011	US$ + 7%	76% CDI	56,112	5,691
Swap	Exchange rate	From 03/2009 to 09/2011	118.5% CDI	US$ + 83% CDI	86,144	(19,084)
Swap	Exchange rate	From 04/2009 to 01/2013	US$ + LIBOR 6M + 3.61%	96.67% CDI	215,495	(31,573)
Swap	Interest rate	From 02/2009 to 08/2013	US$ 4.08%	US$ (LIBOR) + 0.62%	554,152	(34,976)
Swap	Exchange rate	From 01/2009 to 02/2009	US$	US$	51,147	7,682
NDF	Exchange rate	From 01/2009 to 06/2009	15.31% p.a.	US$	382,881	(37,431)
NDF	Exchange rate	From 02/2008 to 03/2009	13.52% p.a.	Euro	26,649	(5,310)
Future contract	Exchange rate	02/2009	US$	R$	327,529	(10,107)
						(67,501)

(1)  The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

The Company contracted swap operations, NDF and futures contracts with the objective of minimizing the effects of the changes in the exchange rates and for protection against the interest rate variations.

63

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Management understands that the results obtained with these derivative operations are in full compliance with the Risk Policy adopted by the Company.

4.4. Gains and losses of derivative financial instruments for hedge

The amounts of realized and unrealized gains and losses of financial instruments recorded in the year affected the Company’s net income in the accounts of financial income or expenses as well as shareholders’ equity, as shown below:

					BR GAAP
				Parent company
	Shareholders' equity			Statement of income
	09.30.10	12.31.09	01.01.09	09.30.10	09.30.09
Derivatives intended for protection
Exchange risks	27,115	(27,529)	-	(1,959)	-
Interest rate risk	(33,683)	(34,714)	(7,202)	(6,637)	-
	(6,568)	(62,243)	(7,202)	(8,596)	-

Derivatives intended for financial results
Interest rate risk	-	-	-	-	-
Exchange risks	-	-	-	(986)	2,355
Market risk of live cattle	-	-	-	(262)	-
	-	-	-	(1,248)	2,355
	(6,568)	(62,243)	(7,202)	(9,844)	2,355

				BR GAAP and IFRS
					Consolidated
	Shareholders' equity			Statement of income
	09.30.10	12.31.09	01.01.09	09.30.10	09.30.09
Derivatives intended for protection
Exchange risks	27,115	(27,529)	-	(1,959)	-
Interest rate risk	(33,683)	(34,714)	(57,771)	(6,637)	-
	(6,568)	(62,243)	(57,771)	(8,596)	-

Derivatives intended for financial results
Interest rate risk	-	-	-	-	-
Exchange risks	-	-	1,594	3,848	2,355
Market risk of live cattle	-	-	-	(262)	-
	-	-	1,594	3,586	2,355
	(6,568)	(62,243)	(56,177)	(5,010)	2,355

64

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.4.1.  Breakdown of the balances of financial instruments by category – except derivatives:

						BR GAAP
					Parent company 09.30.10

	Loans and Available		Trading	Held to	Financial
	receivables for sale		securities maturity		Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Credits Notes	1,089,808	-	-	-	-	1,089,808
Trade accounts receivable	111,705	-	-	-	-	111,705
Fair value
Marketable securities	-	1,594	635,763	-	-	637,357
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(1,356,996)	(1,356,996)
Foreign currency	-	-	-	-	(898,677)	(898,677)
	1,201,513	1,594	635,763	27	(2,255,673)	(416,776)

						BR GAAP
					Parent company 12.31.09
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Credits Notes	1,475,223	-	-	-	-	1,475,223
Trade accounts receivable	126,087	-	-	-	-	126,087
Fair value						-
Marketable securities	-	1,991	617,877	-	-	619,868
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(1,677,753)	(1,677,753)
Foreign currency	-	-	-	-	(1,309,416)	(1,309,416)
Debentures	-	-	-	-	(2,089)	(2,089)
	1,601,310	1,991	617,877	27	(2,989,258)	(768,053)

65

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

						BR GAAP
					Parent company 01.01.09
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	263	-	263
Credits Notes	311,623	-	-	-	-	311,623
Trade accounts receivable	43,054	-	-	-	-	43,054
Fair value						-
Marketable securities	-	-	42,010	-	-	42,010
Liabilities
Amortized cost
Loans and financing in local currency	-	-	-	-	(523,758)	(523,758)
Loans and financing in
foreign currency	-	-	-	-	(1,078,902)	(1,078,902)
	354,677	-	42,010	263	(1,602,660)	(1,205,710)

					BR GAAP and IFRS
					Consolidated 09.30.10

	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities maturity		Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	226,641	-	226,641
Credits Notes	2,249,322	-	-	-	-	2,249,322
Trade accounts receivable	123,977	-	-	-	-	123,977
Fair value
Marketable securities	-	478,601	638,618	-	-	1,117,219
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(3,259,213)	(3,259,213)
Foreign currency	-	-	-	-	(4,079,023)	(4,079,023)
	2,373,299	478,601	638,618	226,641	(7,338,236)	(3,621,077)

66

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

					BR GAAP and IFRS
					Consolidated 12.31.09
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	223,511	-	223,511
Credits Notes	2,153,509	-	-	-	-	2,153,509
Trade accounts receivable	125,837	-	-	-	-	125,837
Fair value
Marketable securities	-	543,717	2,254,982	-	-	2,798,699
Liabilities
Amortized cost
Loans and financing in local currency	-	-	-	-	(4,569,660)	(4,569,660)
Loans and financing in
foreign currency	-	-	-	-	(4,484,361)	(4,484,361)
Debentures	-	-	-	-	(2,089)	(2,089)
	2,279,346	543,717	2,254,982	223,511	(9,056,110)	(3,754,554)

					BR GAAP and IFRS
					Consolidated 01.01.09
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	263	-	263
Credits Notes	1,389,624	-	-	-	-	1,389,624
Trade accounts receivable	103,635	-	-	-	-	103,635
Fair value
Marketable securities	-	82,297	660,144	-	-	742,441
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(1,221,808)	(1,221,808)
Foreign currency	-	-	-	-	(4,072,604)	(4,072,604)
Debentures	-	-	-	-	(4,185)	(4,185)
	1,493,259	82,297	660,144	263	(5,298,597)	(3,062,634)

4.5. Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company executed the formal designation of its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting: (i) the relationship of the hedge, (ii) the objective and risk management strategy of the Company in executing the hedge, (iii) the identification of the financial instrument, (iv) the hedge object or transaction, (v) the nature of the risk to be hedged, (vi) the description of the hedge relationship, (vii) the demonstration of correlation between the hedge transaction and the hedge object, when applicable, and (viii) prospective demonstration of the effectiveness of the hedge.

67

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Hedged items for which Company designates hedge accounting are highly probable and present almost a perfect combination with the hedge transaction in terms of effectiveness. In other words the consolidated statement of income and comprehensive income reflect matching results consistent with initial coverage intention documented in the Risk Policy.

The Company applies hedge accounting for option contracts derivatives only for its intrinsic value and record the respective time value as financial income or expense. If Real is devalued and the option is not exercised, related losses of time value are recorded as financial expense.

The impacts referring to the interest swap positions are shown below:

						BR GAAP and IFRS
						Parent company and Consolidated
						09.30.10
				Balance (contract curve)			Balance (MTM)
Hedge instrument	Hedged object	Protected risk Maturity date		Asset	Liability	Asset	Liability
Sw ap contract of US$65,000 (assets Libor 6 months +1.75%/ liabilities 4.22%)	Debt of US$65,000 interest of Libor 6 months + overlibor 1.75%
		Libor post x fixed rate	07.25.12	389,236	671,261	219,142	(220,947)
Swap contract of US$75,000 (assets Libor 6 months/ liabilities 4.06%)	Debt of US$75,000 interest of Libor 6 months + overlibor 0.9%	Libor post x fixed rate	07.22.13	108,249	687,845	372,709	(378,701)
Swap contract of US$30,000 (assets Libor 6 months +0.8%/ liabilities 4.31%)	Debt of US$30,000 interest of Libor 6 months + overlibor 0.8%	Libor post x fixed rate	08.23.13	42,007	139,955	198,940	(201,594)
Sw ap contract of US$20,000 (assets Libor 6 months+0.8%/ liabilities 4.36%)	Debt of US$20,000 interest of Libor 6 months + overlibor 0.8%	Libor post x fixed rate	07.19.13	79,699	238,016	132,950	(134,737)
Sw ap contract of US$10,000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$10,000 interest of Libor 3 months + overlibor 0.5%	Libor post x fixed rate	08.20.12	16,711	78,272	132,953	(133,851)
Sw ap contract of US$20,000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$20,000 interest of Libor 3 months + overlibor 0.5%	Libor post x fixed rate	08.15.12	37,938	171,453	266,010	(267,804)
Sw ap contract of US$20,000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$20,000 interest of Libor 3 months + overlibor 0.5%	Libor post x fixed rate	08.10.12	44,600	193,817	266,094	(267,891)
Sw ap contract of US$20,000 (assets Libor 6 months / liabilities 3.82%)	Debt of US$20,000 interest of Libor 6 months + overlibor 1.45%	Libor post x fixed rate	03.20.13	4,911	39,550	99,490	(101,013)
Sw ap contract of US$30,000 (assets Libor 6 months / liabilities 3.79%)	Debt of US$30,000 interest of Libor 6 months + overlibor 1.45%	Libor post x fixed rate	02.13.13	25,263	187,280	149,495	(151,735)
Sw ap contract of US$25,000 (assets Libor 6 months +1.65%/ liabilities 4.15%)	Debt of US$25,000 interest of Libor 6 months + overlibor 1.65%	Libor post x fixed rate	05.10.13	356,347	624,972	167,648	(169,042)
Sw ap constract of US$50,000 (assets Libor 6 months +0.6%/ liabilities 2.98%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor post x fixed rate	12.19.12	244,681	546,944	414,307	(417,375)
Sw ap constract of US$50,000 (assets Libor 6 months +0.6%/ liabilities 2.99%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor post x fixed rate	11.26.12	334,672	738,742	415,064	(418,194)
Sw ap constract of US$50,000 (assets Libor 6 months +1.55%/ liabilities 3.55%)	Debt of US$50,000 interest of Libor 6 months + overlibor 1.55%	Libor post x fixed rate	07.02.12	398,445	614,806	168,670	(169,663)
Sw ap contract of US$50,000 (assets Libor 12 months +0.71%/ Liabilities 3.57%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor post x fixed rate	11.19.12	1,220,943	2,536,924	251,508	(256,321)
Sw ap contract of US$50,000 (assets Libor 12 months +0.71%/ Liabilities 3.82%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor post x fixed rate	11.26.12	1,197,411	2,651,658	251,412	(256,827)
Sw ap contract of US$35,000 (assets 7% p.a. Liabilities 76% CDI)	Debt of US$35,000 interest of 7% p.a. (USD)	Cupom X CDI	07.15.13	899,338	(926,940)	12,183	(12,235)
Sw ap contract of US$50,000 (assets Libor 3 months +2.50%/ Liabilities 92.5% CDI)	Debt of US$50,000 interest of Libor 3 months + overlibor 2.50%		10.01.13	656,587	(2,274,557)	6,221	(19,723)
Swap contract of US$100,000 (assets Libor 3 months + overlibor 4.50% / liabilities 100%CDI )	Debt of US$100,000 interest of Libor 3 months + overlibor 1.00%+Bail of 4.5% p.a.	Libor X CDI	12.23.13	157,786	(471,236)	20,032	(51,686)

				6,214,824	6,448,762	3,544,828	(3,629,339)

68

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The impacts referring to the NDF positions are shown below:

												Consolidated
												09.30.10
NDF			R$ x USD		R$ x EUR				R$ x GBP
Maturities	Curve	MTM (1)	Notional	Average US$	Curve	MTM (1)	Notional	Average EUR	Curve	MTM (1)	Notional	Average GBP
October 2010	13,659	13,832	75,000	1.8820	1,476	1,550	25,000	2.3766	929	978	7,000	2.8075
November 2010	11,505	12,012	60,000	1.9080	1,783	2,029	21,000	2.4224	611	669	5,500	2.8034
December 2010	10,148	10,644	55,000	1.9152	(540)	(145)	23,000	2.3341	436	543	5,500	2.7993
January 2011	8,127	8,759	50,000	1.9107	(498)	(151)	20,000	2.3489	315	385	4,000	2.8173
February 2011	5,342	5,718	35,000	1.9119	(124)	118	15,000	2.3800	348	384	3,000	2.8654
March 2011	3,829	4,187	30,000	1.8987	(859)	(488)	14,000	2.3474	184	256	3,000	2.8419
April 2011	3,254	3,649	30,000	1.8942	(563)	(237)	12,000	2.3785	150	180	2,500	2.8464
May 2011	2,305	2,449	20,000	1.9079	(381)	(4)	12,000	2.4140	191	250	2,500	2.8957
June 2011	1,079	1,286	15,000	1.8830	(133)	8	7,000	2.4337	184	234	2,000	2.9352
July 2011	417	469	5,000	1.9061	(54)	164	7,000	2.4752	178	209	1,500	2.9792
August 2011	144	140	5,000	1.8470	(358)	(127)	7,000	2.4463	49	52	1,500	2.8867
	59,810	63,147	380,000	1.9010	(250)	2,718	163,000	2.3835	3,576	4,140	38,000	2.8390
(1) Mark to market

For the put options, the Company designates only their intrinsic value as a hedge instrument (hedge accounting), opting to recognize the time value in the financial result (statement of income). If the hedge is not effective and the option is lost due to devaluation of the Brazilian Reais, the losses related to the time value of the options will be registered in the financial result.

The time value of an option can be calculated by the difference between the fair value of the option on the measurement date (quotation of the option that represents the fair value of premium) and the intrinsic value of the option on the measurement date. When the quotation of the option is not available in an active market, the fair value will be based on an option pricing model (Black-Scholes or Binomial).

This type of foreign exchange hedge using the put option consists of designating the variation of the intrinsic value of the put option only in the case of appreciation of the Brazilian Reais (“one-sided risk”).

69

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The impacts referring to the PUT positions are shown below:

				BR GAAP and IFRS
				Consolidated
				09.30.10
PUT				R$ x USD
Maturities	Curve	MTM	Notional	USD Average
October 2010	149	148	5,000	1.7240
November 2010	229	212	5,000	1.7400
	378	360	10,000	1.7320

The derivative financial instruments that do not meet the criteria required by CVM Deliberation No. 604/09 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value with its changes recorded in the statement of income.

On June 1, 2010 the Company determined derivative instruments (pre-export facilities) as exchange rate coverage with quotation of 1.8255 Real per Dollar (Central Bank average rate of daily exchange rates at this date).

As authorized by CVM Deliberation No. 604/09, the Company uses the exchange rates variation of pre-export finance facilities contracts as a coverage instrument with the objective to protect the exchange rate risk applied to highly probable futures sales in foreign currency (U.S. Dollars).

The Company adopts the effectiveness test retrospectively in comparison to the exchange rate variation arising from the pre-export finance facilities contracts (fair value variation of the coverage instrument) measured through the variation of the exchange rate, with fair value variation of the highly probable future sales (fair value variation of the coverage instrument), which are measured through the exchange rate variation (spot-to-spot rate method).

The position of the pre-export facilities designated as hedge accounting as of September 30, 2010, are as follows:

				BR GAAP and IFRS
					Consolidated
					09.30.10
Hedge	Subject to	Type of risk
instrument	hedge	hedged	Maturity	Notional (US$)	MTM
			From 10/2010
PPEs	Sales ME	US$ (E.R. )	to 08/2013	491,619	863,283

70

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.6. Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements that define fair value, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Specifically as regards disclosure, the Company applies hierarchy requirements set out in CVM Deliberation No. 604/09, which involves the following aspects:

•         Definition of the fair value as the price that should be received in the sale of an asset or paid in the transfer of a liability in a regular transaction between market players on the measurement date,;

•         Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

Valuation on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of input create the hierarchy of fair value presented below:

•         Level 1 - Prices quoted for identical instruments in active markets;

•         Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable;

•         Level 3 - Instruments whose significant inputs are non-observable.

Management understands that due to the short-term cycle, balances of cash and cash equivalents, accounts receivable and accounts payable are close to their fair value recognition. In relation to loans and credit facilities the book value is close to the fair value in a major portion of the total gross debt. That is justified by floating BNDES interest rates credit lines (TJLP) and floating trade finance interest rates loans (LIBOR, CDI). Company is subject to differences between book value and fair value only in Capital Markets transactions (Bond). On September 30, 2010, fair value negative adjustment for Bond BRFSBZ amounted to R$124,459.

71

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The comparison between book value and fair value of financial assets and liabilities is presented below:

4.6.1 Comparison between accounting value and fair value of financial instruments

						BR GAAP
					Parent company
	09.30.10		12.31.09		01.01.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	230,645	230,645	223,434	223,434	29,588	29,588
Marketable securities:
Available for sales	1,594	1,594	1,991	1,991	-	-
Trading securities	635,763	635,763	617,877	617,877	42,010	42,010
Held to maturity	27	27	27	27	263	263
Trade accounts receivables, net	1,089,808	1,089,808	1,475,223	1,475,223	311,623	311,623
Short and long term debt	(2,255,673)	(2,255,673)	(2,987,169)	(2,987,169)	(1,602,660)	(1,602,660)
Trade accounts payable	(985,897)	(985,897)	(976,430)	(976,430)	(340,535)	(340,535)
Other financial assets	73,272	73,272	24,747	24,747	10,405	10,405
Other financial liabilities	(89,682)	(89,682)	(86,969)	(86,969)	(7,410)	(7,410)
	(1,300,143)	(1,300,143)	(1,707,269)	(1,707,269)	(1,556,716)	(1,556,716)

					BR GAAP and IFRS
						Consolidated
	09.30.10		12.31.09		01.01.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	2,187,195	2,187,195	1,898,240	1,898,240	1,233,455	1,233,455
Marketable securities:
Available for sales	478,601	478,601	543,717	543,717	82,297	82,297
Trading securities	638,618	638,618	2,254,982	2,254,982	660,144	660,144
Held to maturity	226,641	236,218	223,511	235,792	263	263
Trade accounts receivables, net	2,249,322	2,249,322	2,153,509	2,153,509	1,389,624	1,389,624
Short and long term debt	(7,338,236)	(7,462,696)	(9,054,021)	(9,070,582)	(5,294,412)	(5,294,412)
Trade accounts payable	(1,915,780)	(1,915,780)	(1,905,368)	(1,905,368)	(1,083,385)	(1,083,385)
Other financial assets	78,561	78,561	27,586	27,586	79,211	79,211
Other financial liabilities	(90,137)	(90,137)	(87,088)	(87,088)	(146,712)	(146,712)
	(3,485,215)	(3,600,098)	(3,944,932)	(3,949,212)	(3,079,515)	(3,079,515)

4.6.2 Fair value valuation hierarchy

The table below presents the financial assets and liabilities of the parent company and of the consolidated balance sheet, and the general classification of these instruments according with the valuation hierarchy.

72

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                     01.838.723/0001-27

06.01 – EXPLANATORY NOTES

					BR GAAP
				Parent company
					09.30.10
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Shares	(a)	1,594	-	-	1,594
Held for trading:
Bank deposit certificates	(b)	-	635,763	-	635,763
Financial treasury bills	(a)	-	-	-	-
Other financial assets
Derivatives designated as hedge	(c)	-	73,272	-	73,272
Total assets		1,594	709,035	-	710,629
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(87,418)	-	(87,418)
Derivatives not designated as hedge	(c)	-	(2,264)	-	(2,264)
Total liabilities		-	(89,682)	-	(89,682)

					BR GAAP
				Parent company
					12.31.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Shares	(a)	1,991	-	-	1,991
Held for trading:
Bank deposit certificates	(b)	-	517,487	-	517,487
Financial treasury bills	(a)	100,390	-	-	100,390
Other financial assets
Derivatives designated as hedge	(c)	-	24,727	-	24,727
Derivatives not designated as hedge	(c)	-	20	-	20
Total assets		102,381	542,234	-	644,615
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(86,969)	-	(86,969)
Total liabilities		-	(86,969)	-	(86,969)

73

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

					BR GAAP
				Parent company
					01.01.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Held for trading:
Bank deposit certificates	(b)	-	42,010	-	42,010
Other financial assets
Derivatives designated as hedge	(c)	-	10,405	-	10,405
Total assets		-	52,415	-	52,415
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(7,410)	-	(7,410)
Total liabilities		-	(7,410)	-	(7,410)

				BR GAAP and IFRS
					Consolidated
					09.30.10
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Bank deposit certificates	(b)	-	155,004	-	155,004
Brazilian foreign debt securities	(a)	64,206	-	-	64,206
Exclusive investment funds	(b)	-	46,004	-	46,004
Investment funds	(a)	43,257	-	-	43,257
Shares	(a)	1,594	-	-	1,594
Held for trading:
Bank deposit certificates	(b)	-	638,618	-	638,618
Other financial assets
Derivatives designated as hedge	(c)	-	73,272	-	73,272
Derivatives not designated as hedge	(c)	-	5,289	-	5,289
		109,057	918,187	-	1,027,244
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(87,418)	-	(87,418)
Derivatives not designated as hedge	(c)	-	(2,719)	-	(2,719)
		-	(90,137)	-	(90,137)

74

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

				BR GAAP and IFRS
					Consolidated
					12.31.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Bank deposit certificates	(b)	-	64,482	-	64,482
Brazilian foreign debt securities	(a)	59,077	-	-	59,077
Exclusive investment funds	(a)	-	51,413	-	51,413
Investment funds	(a)	151,664	-	-	151,664
Shares	(a)	1,991	-	-	1,991
Held for trading
Bank deposit certificates	(b)	-	2,154,592	-	2,154,592
Financial treasury bills	(a)	100,390	-	-	100,390
Other financial assets
Derivatives designated as hedge	(c)	-	24,727	-	24,727
Derivatives not designated as hedge	(c)	-	2,859	-	2,859
Total assets		313,122	2,298,073	-	2,611,195
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(86,969)	-	(86,969)
Derivatives not designated as hedge	(c)	-	(119)	-	(119)
		-	(87,088)	-	(87,088)

					Consolidated
					01.01.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Brazilian foreign debt securities	(a)	82,297	-	-	82,297
Held for trading:
Bank deposit certificates	(b)	-	660,144	-	660,144
Other financial assets
Derivatives designated as hedge	(c)	-	68,516	-	68,516
Derivatives not designated as hedge	(c)	-	10,695	-	10,695
		82,297	739,355	-	821,652
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(136,605)	-	(136,605)
Derivatives not designated as hedge	(c)	-	(10,107)	-	(10,107)
		-	(146,712)	-	(146,712)

75

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

We present below a description of the valuation methodologies used by the Company for financial instruments measured at fair value:

(a)  Investments in financial assets in the categories of Brazilian foreign debt securities, national treasury certificates, financial treasury notes, financial investment fund and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market.

(b)  Investments in financial assets in the categories of CDB (“Bank Deposit Certificates”), and repurchase agreements backed by debentures are classified at Level 2, since the method of valuation at fair value occurs through the price quotation of similar financial instruments in non-active markets.

(c)  Derivatives are valued through existing pricing models very well accepted by financial market based on public market inputs such as interest rate forecasts, volatility factors and foreign currency rates. We classify these instruments at level 2 of the valuation hierarchy. Such instruments include swaps, NDFs and options.

The valuation model used by the Company for derivatives considers its own performance risk. Although during 2009, there has been a deterioration of the global credit market, without a full recovery, management believes that there is a low risk of non-performance as of September 30, 2010.

4.7. Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with sound financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

The wholly-owned subsidiary Sadia’s financial assets can only be allocated to the counterparts with the minimum rating classification of “investment grade” and within predetermined limits approved by the Risk, Credit and Financing

Management Committee. The maximum net exposure per financial institution (financial assets less financial liabilities) cannot be higher than 10% of the financial institution equity or the Company’s equity, whichever is smaller.

76

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

.

4.8. Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The Company has identified market risk factors which are linked to future cash flow and may jeopardize its liquidity. It also calculates the Cash Flow at Risk (“CFAR”) on a twelve-month basis targeting to verify possible cash flow forecast deviations. The Company established a minimum amount of cash and cash equivalents to be considered based on the average monthly turnover and EBITDA figures, among other aspects.

Derivatives transactions may demand payment of cyclical variations (deposit margins). Currently, the Company holds only BM&F operations with daily variations. The control of variations is conducted through the Value at Risk (“VAR”) methodology, which measures with statistical accuracy of the potential probable maximum variation to be paid on a 1 to 21-day interval, with the purpose of monitoring if the amount is within the limits established in the policy.

With regards to the investments, the Company presents conservative allocation principles focusing on liquidity, diversification (avoiding counterparty concentration) and profitability.

The Company’s also considers its refinancing risks. The current leverage profile and debt maturity schedule allow the Company to maintain a satisfactory level of refinancing risks given the credit and capital markets environment and the Company’s operating performance, given the internal targets, the majority of the Company’s financial debt is allocated in the long term. On September 30, 2010, the long term debt portion accounted for 73.82% of total debt, presenting an average term of higher than 3 years.

The table below summarizes the commitments and contractual obligations that may impact Company’s liquidity as of September 30, 2010:

77

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

							Parent company
								09.30.10
	Book	Cash flow	Up to 3					After 5
	value	contracted	months	2011	2012	2013	2014	years
Non derivatives financial liabilities
Loans and financing	2,255,673	2,422,782	193,062	875,838	930,262	321,551	50,913	51,155
Trade accounts payable	985,897	985,897	985,897	-	-	-	-	-
Capital lease	8,140	8,792	1,347	4,328	2,273	627	109	108
Operational lease	-	130,695	12,065	35,712	30,610	24,629	16,240	11,439
Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	84,511	101,812	10,690	43,407	34,175	13,540	-	-
Currency derivatives (NDF)	70,005	92,822	42,999	49,823	-	-	-	-
Derivativos cambiais ( Opções )	360	140	140	-	-	-	-	-
Not designated as hedge accounting
Derivativos cambiais ( NDF )	-	-	-	-	-	-	-	-
Currency derivatives (Future)	986	986	986	-	-	-	-	-
Interest rate derivatives	1,016	1,445	203	837	405	-	-	-
Derivativos de commodities	262	262	262	-	-	-	-	-

							BR GAAP and IFRS
							Consolidated
								09.30.10
	Book	Cash flow	Up to 3					After 5
	value	contracted	months	2011	2012	2013	2014	years
Non derivatives financial liabilities
Loans and financing	5,636,950	6,880,871	364,338	2,759,337	2,223,889	741,495	239,418	552,393
Bonds BRF	1,267,544	2,145,810	-	92,122	92,122	92,122	92,122	1,777,322
Bonds Sadia	433,742	585,039	14,898	27,091	27,091	27,091	27,091	461,777
Trade accounts payable	1,915,780	1,915,780	1,915,780	-	-	-	-	-
Capital lease	8,140	8,792	1,347	4,328	2,273	627	217	-
Operational lease	-	666,586	115,678	303,203	195,390	24,636	27,679	-
Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	84,511	101,812	10,690	43,407	34,175	13,540	-	-
Currency derivatives (NDF)	70,005	92,822	42,999	49,823	-	-	-	-
Currency derivatives (options)	360	140	140	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	4,834	9,721	7,276	2,445	-	-	-	-
Currency derivatives (Future)	986	986	986	-	-	-	-	-
Interest rate derivatives	1,016	1,445	203	837	405	-	-	-
Commodities derivatives	262	262	262	-	-	-	-	-

4.9. Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, agricultural policy of the government, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, among other aspects.

78

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to diminish the impact of a price increase of these raw materials, with the possibility of using derivative instruments or inventory management for this purpose. Currently the management of inventory levels is used exclusively as a hedging instrument.

The subsidiary Sadia maintains its strategy of risk management, working mainly using physical controls, which includes the purchase of grains at fixed prices and at prices to be fixed in conjunction with future contracts of commodities (grains). The Company has a Committee of Commodities and Risk Management, comprising of the Chairman, financial executives and operational executives with the purpose to discuss and to deliberate on the strategies and the positioning of the Company in relation to the diverse factors of risk that impact in the operational results.

Currently, the Company decided to protect live cattle exposure directly related to different types of business in the scope of cattle division. The following types are included: (i) cattle forward purchase, (ii) containment of own cattle, (iii) containment contract of cattle with partnership, and (iv) spot purchase of cattle which aims to guarantee the slaughtering scale of cattle in the fallow.

The Company uses future contracts of purchase and sale of cattle (BM&F – the reference price is from São Paulo) to protect the risks arising from different types of contracts.

The Company controls the exposure of the basis risk (difference of prices among the places were animals are trade in Brazil) during the hedge strategy implementation.

The live cattle derivative position (BM&F) is subjected to daily adjustments and, must be considered in the calculation of the Company’s Value at Risk (“VAR”).

The contracts are accounted for its fair value in the statement of income as financial income or expense, whenever is their maturity date.

The Company held a position sold in BM&F of 1,288 future contracts as of September 30, 2010.

79

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.10.    Sensitivity analysis chart

The Company has loans, payables and receivables in foreign currency, and in order to mitigate the risks incurred through foreign exchange exposure it contracts derivative financial instruments.

The Company understands that the present interest rate fluctuations do not significantly affect its financial result since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). Company designates such derivatives as hedge accounting and therefore adopts special accounting treatment proving the prospective and retrospective effectiveness of the hedge transaction.

Five scenarios are considered for the next twelve-month period in the table below, considering the percentage variations of the quotes of parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that adopted by the Company. The remaining scenarios are based on quoted prices from the Brazilian Central Bank as of September 30, 2010.

Parity - Brazilian Reais x U.S. Dollar		1.6942	1.5248	1.2707	2.1178	2.5413
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	78,578	142,957	239,527	(82,372)	(243,321)
Options - currencies	Devaluation of R$	(281)	1,792	4,333	(281)	(281)
Export pre - payment	Devaluation of R$	64,550	147,840	272,775	(143,676)	(351,901)
Exports	Appreciation of R$	(91,100)	(173,710)	(297,058)	114,480	320,060
Net effect		51,747	118,879	219,577	(111,848)	(275,442)
Statement of income		(281)	(281)	(281)	3,955	8,191
Shareholders' equity		52,027	119,159	219,857	(115,803)	(283,633)

Parity - Brazilian Reais x Euro		2.3104	2.0794	1.7328	2.8880	3.4656
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF EUR	Devaluation of R$	11,912	49,572	106,061	(82,237)	(176,385)
Exports	Appreciation of R$	(11,912)	(49,572)	(106,061)	82,237	176,385
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		2.6619	2.3957	1.9964	3.3274	3.9929
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF GBP	Devaluation of R$	6,730	16,846	32,018	(18,558)	(43,846)
Exports	Appreciation of R$	(6,730)	(16,846)	(32,018)	18,558	43,846
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

80

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

5.    SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision makers (Board of Directors and Officers) for purposes of appraising the performance of each segment and allocating resources.

The reportable segments identified primarily observe the division by geographical region of sales of the Company, as: domestic and foreign market. In turn, these segments are subdivided according to the nature of the products whose characteristics are described below:

•         Fresh (in natura): involves the production and trade of whole birds and poultry cuts as well as pork and beef cuts.

•         Elaborated and processed: involves the production and trade of processed poultry, pork and beef derivative foods, margarines and soy vegetarian products.

•         Dairy: involves the production and trade of pasteurized and UHT milk as well as milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

•         Others: involves the production and trade of animal feed, soymeal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	Consolidated
	09.30.10	09.30.09
Net sales - domestic market:
In natura products	1,297,540	619,284
Processed products	4,559,279	2,869,252
Dairy products	1,718,711	1,644,480
Other	1,930,693	952,225
	9,506,223	6,085,241
Net sales - foreign market:
In natura products	5,477,515	3,664,954
Processed products	1,234,339	787,302
Dairy products	13,353	16,152
Other	49,593	45,957
	6,774,800	4,514,365
	16,281,023	10,599,606

81

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	Consolidated
	09.30.10	09.30.09
Operating income (loss)
Domestic market	718,669	194,341
Foreign market	206,024	(201,551)
	924,693	(7,210)

No customer was individually responsible for more than 5% of the total revenue earned in the year ended September 30, 2010.

Net export revenue by region is presented below:

	Consolidated
	09.30.10	09.30.09
Export net income per region:
Europe	1,294,162	949,277
Far East	1,411,231	870,527
Middle East	2,124,706	1,441,644
Eurasia (including Russia)	811,005	521,307
America / Africa / Other	1,133,696	731,610
	6,774,800	4,514,365

The goodwill originating from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

								BR GAAP and IFRS
								Consolidated
	Domestic market			Foreign market			Total

	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Goodwill due to expectation
of future profitability	1,896,442	1,896,442	1,070,724	937,072	938,327	475,008	2,833,514	2,834,769	1,545,732
Trademarks	1,065,478	1,065,478	-	190,522	190,522	-	1,256,000	1,256,000	-
Patents	5,420	1,900	-	-	-	-	5,420	1,900	-
	2,967,340	2,963,820	1,070,724	1,127,594	1,128,849	475,008	4,094,934	4,092,669	1,545,732

Information referring to the total assets by reportable segments is not being presented, as it does not compose the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

82

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

6.    BUSINESS COMBINATION

As permitted by CVM Deliberation No. 610/09 and mentioned in explanatory note 1, the Company adopted the exemption pertaining to the merger opting not to re-measure the mergers that took place before January 1, 2009.

6.1. Business Combination - Sadia

On July 8, 2009, the shareholders of BRF approved in a special meeting of shareholders the merger of all 226,395,405 shares issued by HFF Participações S.A. (former parent company of Sadia) based on the economic value in the amount of R$1,482,890, through the exchange of 37,637,557 new shares of common stock, registered, in book-entry format and without par value, issued by BRF, for the issue price of thirty-nine Brazilian Reais and forty centavos (R$39.40) per share.

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF shareholders, at an extraordinary shareholders’ general meeting, excluding shares indirectly owned by the Company, through the issuance of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335,484, through the issuance of 59,390,963 new common registered shares, with no par value issued by BRF, for thirty-nine Brazilian Reais and thirty-two cents (R$39,32) per share. On the date hereof, Sadia became a wholly-owned subsidiary of BRF.

The schedule below shows the assessment of the cost of acquisition determined in accordance with CVM Deliberation No. 580/09:

Number of shares exchanged on July 8, 2009	37,637,557
Number of shares exchanged on August 18, 2009	59,390,963
Total stock	97,028,520

Quoted BRF stock (lots of 1,000) on July 8, 2009	40
Cost of acquisition at fair value	3,881,141
Net assets acquired at fair value	(2,587,323)

Goodwill based on expectation of future profitability	1,293,818

The costs related to the transaction are represented by commissions, fees of counsel and auditors, among others, and amount to R$44,002, included in the results for the year ended on December 31, 2009 in the item of other operating results.

83

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The identifiable assets acquired and liabilities assumed that were acknowledged on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

		Adjustment
	Net assets	CVM		Net assets
	acquired	Deliberation		acquired at fair
	07.08.09	No.580/09		value
Cash equivalents	1,759,726	-		1,759,726
Trade accounts receivable and other receivables	609,823	-		609,823
Inventories	1,192,981	897	(a)	1,193,878
Biological assets	465,630	-		465,630
Others	546,625	-		546,625
Total current assets	4,574,786	897		4,575,683

Long-term assets	1,421,216	1,155,771	(g)	2,576,987
Biological assets	221,449	-		221,449
Investments	14,716	-		14,716
Property, plant and equipment	4,034,701	2,057,092	(b)	6,091,793
Intangible	58,589	1,393,000	(c)	1,451,589
Total non-current assets	5,750,671	4,605,863		10,356,534
Total assets	10,325,457	4,606,760		14,932,217

Loans and financing	4,425,116	(34,530)	(d)	4,390,586
Trade accounts payable	889,313	-		889,313
Taxes and contribution	80,026	-		80,026
Dividends payable	830	-		830
Provisions	286,323	139,170	(e)	425,493
Others	391,731	-		391,731
Total current liabilities	6,073,339	104,640		6,177,979
Loans and financing	3,503,567	-		3,503,567
Provisions	337,187	630,258	(f)	967,445
Others	286,392	1,409,510	(g)	1,695,902
Total non-current liabilities	4,127,146	2,039,768		6,166,915

Shareholders’ equity	124,971	2,462,352	(h)	2,587,323
Total liabilities	10,325,457	4,606,760		14,932,217

(a)  Refers to the adjustment to the fair value of the inventories realized in full in year 2009 in the amount of R$897;

(b)  Refers to the adjustment to the fair value of the fixed assets according to an appraisal report prepared by an external expert, which is being realized by its economic useful life (see note 17). The accumulated depreciation of the fair value on September 30, 2010 corresponds to approximately R$72,555 (R$32,871 on December 31, 2009);

(c)  Refers to the fair value of the brands whose useful lives are indefinite and to the fair value of assets of definite useful life, such as relationship with suppliers and patents. The realization of the fair value occurs by means of rates that vary from 25% to 48% p.a. The accumulated amortization of the fair value of the intangibles with definite useful life on September 30, 2010 corresponds to approximately R$70,380 (R$28,152 on December 31, 2009);

84

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(d)  Refers to the adjustment to the fair value of the loans and financing realized according to their maturity dates. The accumulated realization on September 30, 2010 corresponds to approximately R$3,657 of expense  (R$1,332 of revenue on December 31, 2009);

(e)  Refers to the fair value of the guarantees and accommodation papers granted by Sadia and deferred revenue related to the sale of employee banking relationship realized according to the maturity dates. The accumulated realization on September 30, 2010 corresponds to approximately R$37,284 (R$19,929 on December 31, 2009);

(f)   Refers to the fair value of the contingent tax, civil and employment liabilities. The fair value of the contingent tax liabilities was determined, at first, based on the appraisal of external consultants, who attributed to these processes an average probability of loss. Then, Management measured the contingencies considering the premises of the programs of fiscal recovery promoted from time to time by the State and Federal Governments, which is the amount that the counterparties would be willing to liquidate from the existing debts. On September 30, 2010, there was no balance of accumulated realization for such liabilities;

(g)  Refers to the effect of the deferred taxes on the adjustments (a) until (f) presented above and the effect of the deferred taxes on the difference between the accounting and tax goodwill; and

(h)  Refers to the corresponding entry of the adjustments (a) until (g) in the shareholders’ equity.

The remaining goodwill generated in the relation of exchange of shares with Sadia includes, in addition to the controlling goodwill, the future benefits expected from the synergy of the transactions of the companies.

The goodwill for tax purposes, generated in the operation, corresponds to R$3,594,467. The Management of the Company believes that the goodwill originating from that acquisition is deductible for tax purposes.

85

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

If the business combination had occurred on January 1, 2009, the Management estimates that the consolidated net revenue would be approximately R$15,630,485 and the net profit of the nine month period ended on September 30, 2009 would be approximately R$203,278.

The pro forma amounts were determined considering the results generated from January 1, 2009 through September 30, 2009 deducted by the amortization of fair value amounts allocated to assets and liabilities as if they occurred on January 1, 2009.

The business combination with Sadia is still being reviewed by the Administrative Council for Economic Defense (“CADE"). On July 7, 2009, the Management of the Company and of Sadia entered into a Transaction Reversibility Preservation Agreement ("APRO") for the purpose of ensuring the reversibility of the operation until the final decision to be stated by CADE, by means of actions that maintain the competition during the assessment of the competitive effects of the merger. The results of Sadia were consolidated as from the date of the merger.

The quarterly information for the nine month period ended on September 30, 2010 does not reflect impacts on possible corporate reorganizations, which can only be assessed after the approval by CADE.

On June 29, 2009, the Commission of the European Communities (European antitrust authority) approved the transaction.

On September 19, 2009, CADE authorized the coordination of the activities of the Companies aimed for the foreign market in the segment of in natura meat.

On January 20, 2010, CADE authorized the Company and its subsidiary Sadia to carry out joint transactions pertaining to the acquisition of unprocessed bovine meat and sale of the output of unprocessed meat in general, in Brazil and abroad, and the negotiation and acquisition of inputs and services.

As disclosed in the Relevant Fact notice of June 30, 2010, the Economic Monitoring Office ( “SEAE”), of the Ministry of Finance, published the opinion that deals with the corporate transaction involving the Company and its subsidiary Sadia, and recommended to CADE that the merger should be approved with restriction, suggesting two alternatives that could be accepted by CADE or not.

In connection with the association between Sadia and the Company, there was a primary public distribution of 115,000,000 shares with a supplementary lot of 17,250,000.

86

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

7.    CASH AND CASH EQUIVALENTS

		BR GAAP			BR GAAP and IFRS
	Average	Parent Company			Consolidated
	rate p.a. %	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Cash and bank accounts:
U.S. Dollar	-	3,919	-	-	85,567	46,256	-
Brazilian Reais	-	28,128	29,664	14,878	37,632	40,258	65,633
Euro	-	-	-	-	291	5,935	11,914
Others	-	-		-	3,012	1,175	898
		32,047	29,664	14,878	126,502	93,624	78,445

Highly liquid investments:
In Brazilian Reais:
Investment fund	10.51%	10,412	8,718	3,700	10,412	8,718	44,900
		10,412	8,718	3,700	10,412	8,718	44,900

In U.S. Dollar:
Interest bearing account	0.14%	8,868	19,533	8,275	294,708	497,006	409,941
Fixed term deposit	1.28%	171,735	141,923	2,735	1,572,445	1,198,662	559,738
Overnight	0.07%	7,583	23,596	-	46,603	100,230	140,431
In Euro:
Deposit account	0.14%	-	-	-	72,466	-	-
Fixed term deposit	0.38%	-	-	-	57,762	-	-
Overnight	0.25%	-	-	-	1,723	-	-
Other Currencies:
Deposit account	0.05%	-	-	-	4,574	-	-
		188,186	185,052	11,010	2,050,281	1,795,898	1,110,110
		230,645	223,434	29,588	2,187,195	1,898,240	1,233,455

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to Overnight and Time Deposit, remunerated at the prefixed rate.

87

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

8.    MARKETABLE SECURITIES

			Average	BR GAAP			BR GAAP and IFRS
	PMPV		interest	Parent company			Consolidated
	(*)	Currency	rate p.a.	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Available for sale:
Bank deposit certificates (b)	-	R$	10.16%	-	-	-	155,004	64,482	-
Debentures (a)	1.30		10.73%	-	-	-	116,922	-	-
Brazilian foreign debt securities (c)	2.60	US$	10.26%	-	-	-	64,206	59,077	82,297
Brazilian financial treasury bill (e)	-		(**)	-	-	-	51,614	215,090	-
Exclusive investment funds (h)	-	R$	-	-	-	-	46,004	51,413	-
Investment funds (d)	-	US$	10.12%	-	-	-	43,257	151,664	-
Shares	-	R$	-	1,594	1,991	-	1,594	1,991
				1,594	1,991	-	478,601	543,717	82,297

Held for trading:
Bank deposit certificates (b)	1.36	R$	10.81%	635,763	517,487	42,010	638,618	2,154,592	660,144
Financial treasury bills (e)	4.58	R$	10.16%	-	100,390	-	-	100,390	-
				635,763	617,877	42,010	638,618	2,254,982	660,144

Held to maturity:
Credit linked notes (f)	3.29	US$	5.03%	-	-	-	169,465	174,189	-
National treasury certificates (g)	9.50	R$	12.00%	-	-	-	57,149	49,295	-
Capitalization security	0.09	R$	5.19%	27	27	263	27	27	263
				27	27	263	226,641	223,511	263
				637,384	619,895	42,273	1,343,860	3,022,210	742,704
Total current				637,384	619,895	42,118	872,808	2,345,529	742,549
Total non-current				-	-	155	471,052	676,681	155

(*) Weighted average maturity in years.

(a)  Repurchase agreements backed by debentures.

(b)  Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 98% to 104% of the CDI.

(c)  Brazilian foreign debt securities are denominated in Brazilian Reais and remunerated by pre- and post-fixed rates.

(d)  The foreign currency investment fund has a credit linked note issued by a first-class bank that pays periodic interest (LIBOR + spread) and contemplates the Brazil risk and Sadia risk.

(e)  Financial treasury bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

(f)   The credit linked note is a structured operation with a first-class financial institution abroad that pays periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

88

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(g)  The national treasury certificates and financial treasury bills classified in the held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”), see note 19.

(h)  The portfolio of financial operations of exclusive fund in foreign currency is shown below:

	BR GAAP and IFRS
	Consolidated
	09.30.10	12.31.09
Structured notes	43,824	48,970
Money market	2,195	1,931
	-	-
	46,019	50,901
Other accounts (payable) receivable	(15)	512
	46,004	51,413

On September 30, 2010, of the total investments, R$20,000 were given as guarantees for U.S. Dollar future contracts in the Future and Commodities Exchange (“BM&F”). On December 31, 2009, guarantees amounted R$39,000.

On September 30, 2010, the maturities of the financial investments from non-current assets in the consolidated balance sheet have the following composition:

BR GAAP and IFRS
Maturities	Consolidated
2011	213,699
2012	136,749
2013	198,157
2014	58,809
2015 onwards	77,337
Total	471,052

The Company conducted an analysis of sensitivity to foreign exchange rate (note 4.10).

89

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                                                                                                                                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                                                                                                                                      01.838.723/0001-27

06.01 – EXPLANATORY NOTES

9.    TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Current
Third-parties in the country	746,671	713,352	236,936	1,285,954	1,514,608	683,488
Related parties in the country	17,766	19,789	45,569	2,266	(282)	-
Third parties abroad	72,094	32,683	27,788	973,136	662,622	705,638
Related parties abroad	257,465	717,925	1,238	-	-	-
(-) Estimated losses with doubtful accounts	(17,101)	(19,013)	(3,237)	(24,949)	(36,247)	(11,080)
	1,076,895	1,464,736	308,294	2,236,407	2,140,701	1,378,046

Notes receivable	32,515	33,467	26,897	44,787	33,217	48,746
	32,515	33,467	26,897	44,787	33,217	48,746
	1,109,410	1,498,203	335,191	2,281,194	2,173,918	1,426,792
Non-current
Third-parties in the country	36,533	32,166	6,203	37,634	42,707	29,175
Third parties abroad	450	2,894	-	15,579	3,688	2,853
(-) Adjustment to present value	(945)	(1,155)	-	(945)	(1,155)	(347)
(-) Estimated losses with doubtful accounts	(23,125)	(23,418)	(2,874)	(39,353)	(32,432)	(20,103)
	12,913	10,487	3,329	12,915	12,808	11,578

Notes receivable	79,190	92,620	16,157	79,190	92,620	54,889
	79,190	92,620	16,157	79,190	92,620	54,889
	92,103	103,107	19,486	92,105	105,428	66,467

The rollforward of estimated losses from doubtful accounts are presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
Beginning balance	42,431	6,111	68,679	31,183
Exchange variation	210	(623)	187	(651)
Provision	9,945	23,442	16,104	38,714
Increase (business combination)	-	-	-	17,011
Increase (takeover)	3,183	24,116	-	-
Reversal	(1,062)	(3,321)	(6,094)	(7,883)
Write-off	(14,481)	(7,294)	(14,574)	(9,695)
Ending balance	40,226	42,431	64,302	68,679

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

The breakdown of accounts receivable aging list is as follows:

90

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Amounts falling due	1,073,170	1,467,674	260,790	2,125,383	2,002,421	963,387
Overdue:
From 01 to 60 days	16,348	9,269	34,632	118,338	137,940	288,171
From 61 to 120 days	1,195	1,761	12,255	6,634	11,895	116,925
From 121 to 180 days	3,463	1,512	3,290	5,520	7,861	19,129
From 181 to 360 days	5,583	3,533	564	10,884	16,831	5,356
Above 360 days	31,220	35,060	6,203	47,810	46,395	28,186
(-) Adjustment to present value	(945)	(1,155)	-	(945)	(1,155)	(347)
(-) Estimated losses with doubtful accounts	(40,226)	(42,431)	(6,111)	(64,302)	(68,679)	(31,183)
	1,089,808	1,475,223	311,623	2,249,322	2,153,509	1,389,624

10. INVENTORIES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Finished goods	478,305	575,190	96,397	1,262,687	1,376,002	935,553
Goods for resale	2,902	2,834	-	13,916	15,991	2,317
Work in process	49,038	55,804	16,451	81,840	120,432	41,082
Raw materials	117,042	145,496	32,144	485,948	496,831	116,457
Packagin materials	37,414	34,711	13,300	88,782	90,359	51,817
Secondary materials	50,845	64,812	29,430	51,841	56,098	76,767
Storeroom	68,972	62,207	18,713	112,119	121,374	85,457
Goods in transit	-	3,568	-	37,699	11,356	-
Imports in transit	12,913	13,655	210	17,539	19,454	15,872
Advances to suppliers	1,999	2,026	5,668	2,220	37,679	7,821
(-) Provision for adjustment to market value	(11,110)	(35,448)	(4,865)	(20,162)	(68,955)	(35,254)
(-) Provision for inventory losses deteriorated	(2,394)	(4,545)	(239)	(4,527)	(17,746)	(10,323)
(-) Provision for obsolescence	(1,124)	(512)	(1,405)	(3,943)	(3,378)	(2,195)
	804,802	919,798	205,804	2,125,959	2,255,497	1,285,371

The amount of the write-offs of inventories recognized in the cost of sales on for the nine month period ended on September 30, 2010 totaled R$6,489,738 at the Parent Company and R$12,390,829 in the consolidated quarterly information (on September 30, 2009 R$5,443,295 at the Parent Company and R$8,653,207 in the consolidated quarterly information), whereas this amount involves the additions and reversals of inventory reductions to net realizable value presented in the table below:

	BR GAAP
	Parent company
	01.01.09	Additions	Reversals	Write-offs	12.31.09
Provision for inventory losses (a)	(4,865)	(30,583)	-	-	(35,448)
Provision for inventory losses deteriorated	(239)	(7,703)	3,333	64	(4,545)
Provision for obsolescence	(1,405)	(2,536)	-	3,429	(512)
	(6,509)	(40,822)	3,333	3,493	(40,505)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

					BR GAAP
				Parent company
	12.31.09	Additions	Reversals	Write-offs	09.30.10
Provision for inventory losses (a)	(35,448)	(12,000)	36,338	-	(11,110)
Provision for inventory losses deteriorated	(4,545)	(4,519)	6,480	190	(2,394)
Provision for obsolescence	(512)	(883)	74	197	(1,124)
	(40,505)	(17,402)	42,892	387	(14,628)

						BR GAAP and IFRS
							Consolidated
		Business				Exchange
	01.01.09	combination	Additions	Reversals	Write-offs	variation	12.31.09
Provision for inventory losses (a)	(35,254)	(10,264)	(28,056)	250	-	4,369	(68,955)
Provision for inventory losses deteriorated	(10,323)	(3,196)	(22,341)	5,883	12,231	-	(17,746)
Provision for obsolescence	(2,195)	(3,004)	(2,853)	453	4,221	-	(3,378)
	(47,772)	(16,464)	(53,250)	6,586	16,452	4,369	(90,079)

					BR GAAP and IFRS
						Consolidated
					Exchange
Provision for inventory losses (a)	12.31.09	Additions	Reversals	Write-offs	variation	09.30.10
Provision for inventory losses deteriorated	(68,955)	(23,937)	56,629	15,003	1,098	(20,162)
Provision for obsolescence	(17,746)	(15,151)	27,630	740	-	(4,527)
	(3,378)	(1,009)	247	197	-	(3,943)
	(90,079)	(40,097)	84,506	15,940	1,098	(28,632)

(a) Reversals occurred on account of the recovery of the sale price of inventories.

Additionally, on September 30, 2010 there were write-offs of inventories in the amount of R$11,190 at the Parent Company and R$11,495 in the consolidated quarterly information (on September 30, 2009, R$6,206 at the Parent Company and R$7,704 in the consolidated quarterly information), recorded under selling expenses referring to deteriorated items.

Management expects inventories to be recovered in a period of less than 12 months.

11. BIOLOGICAL ASSETS

The group of biological assets of the Company is composed of living animals separated by the categories: poultry, swine and bovine. These animals were separated into consumable and for production.

The animals classified in the subgroup of consumables are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products; while they do not reach the weight adequate for slaughtering, they are considered to be immature. The processes of slaughtering and production occur in sequence over a very short time period, and so only the living animals transferred for slaughtering in refrigerators are classified as mature.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The animals classified in the subgroup of production (matrixes) are those that have the function of producing other biological assets; while they do not reach the age of reproduction they are classified as immature, and when they are able to initiate the reproductive cycle, they are classified as mature.

In the measurement of the biological assets at fair value, the Company adopted the model of discounted cash flow. At first, the rate of discount used was the weighted average cost of capital (“WACC”), which was then adjusted to reflect the specific risk of the asset in question, by means of a mathematical model of average return on assets (“WARA”), as follows:

	12.31.09	01.01.09
Cost of nominal owners' equity	11.54	12.37
Projected inflation rate USA	1.99	2.27
Cost of actual owners' equity	9.37	9.88
Actual WACC	6.94	6.83
WARA discount rate:
Animals for slaughter	5.75	6.10
Animals for production	7.30	6.70

In the opinion of the Management, the fair value of the biological assets is substantially represented by the cost of formation especially due to the short life cycle of the animals and due to the fact that a significant portion of the profitability of our products derives from the manufacturing process, not from the obtainment of unprocessed meat (raw materials / slaughter). This opinion is supported by a report of appraisal of fair value prepared by an independent specialist, which assessed an immaterial difference between the two methodologies. Therefore, the Management maintained the measurement of biological assets at formation cost.

During the first quarter Management has not identified any events that could have changed business conditions, therefore, the appraisal report issued for December 31, 2009 was not updated.

The quantities and the accounting balances per category of biological asset are presented below:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

						BR GAAP
					Parent company
	09.30.10		31.12.09		01.01.09
	Quantity	Value	Quantity	Value	Quantity	Value
Consumable biological assets:		-
Immature poultry	88,281	154,688	82,260	168,838	19,796	28,367
Immature pork	1,929	204,168	1,818	218,928	616	50,562
Immature bovine	21	24,436	14	14,038	2	1,827
Total current assets	90,231	383,292	84,092	401,804	20,414	80,756

Production biological assets:
Immature poultry	3,502	39,804	3,378	44,526	839	10,962
Mature poultry	5,199	54,420	4,398	54,301	1,252	15,044
Mature pork	148	56,252	152	54,627	38	3,844
Total non-current assets	8,849	150,476	7,928	153,454	2,129	29,850
	99,080	533,768	92,020	555,258	22,543	110,606

					BR GAAP and IFRS
					Consolidated
	09.30.10		31.12.09		01.01.09
	Quantity	Value	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	176,891	353,879	166,872	352,609	88,827	202,555
Mature poultry	648	1,720	1,012	4,101	-	-
Immature pork	3,732	445,346	3,960	493,592	1,413	222,992
Mature pork	-	-	5	1,187	-	-
Immature bovine	21	24,436	14	14,038	2	1,827
Total current assets	181,292	825,381	171,863	865,527	90,242	427,374

Production biological assets:
Immature poultry	7,255	92,021	7,275	99,035	3,707	49,699
Mature poultry	12,525	134,355	11,260	130,908	5,094	61,062
Immature pork	163	21,498	173	26,306	-	-
Mature pork	370	120,120	381	134,943	144	48,085
Total non-current assets	20,313	367,994	19,089	391,192	8,945	158,846
	201,605	1,193,375	190,952	1,256,719	99,187	586,220

The rollforward of biological assets for the fiscal year ended on December 31, 2009 and for the nine month period ended September 30, 2010 are presented below:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
	Current assets				Non-current assets
	Poultry	Pork	Beef	Total	Poultry	Pork	Total
Balance as of 01.01.09	28,367	50,562	1,827	80,756	26,006	3,844	29,850
Increase by acquisition	43,176	308,229	28,320	379,725	11,322	73,029	84,351
Increase by reproduction	388,762	121,676	-	510,438	225,668	-	225,668
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	1,485,344	512,152	-	1,997,496	(33,473)	-	(33,473)
Transfer between current and noncurrent assets	130,695	22,247	-	152,942	(130,696)	(22,246)	(152,942)
Reduction due to slaughtering	(1,907,506)	(795,938)	(16,109)	(2,719,553)	-	-	-
Balance as of 12.31.09	168,838	218,928	14,038	401,804	98,827	54,627	153,454
Increase by acquisition	33,651	249,184	42,702	325,537	11,425	26,171	37,596
Increase by reproduction	304,627	28,184	-	332,811	90,916	-	90,916
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	1,074,473	348,105	-	1,422,578	(11,577)	-	(11,577)
Transfer between current and noncurrent assets	95,368	24,546	-	119,914	(95,367)	(24,546)	(119,913)
Reduction due to slaughtering	(1,522,269)	(664,779)	(32,304)	(2,219,352)	-	-	-
Balance as of 09.30.10	154,688	204,168	24,436	383,292	94,224	56,252	150,476

	BR GAAP and IFRS
	Consolidated
	Current assets				Non-current assets
	Poultry	Pork	Beef	Total	Poultry	Pork	Total
Balance as of 01.01.09	202,555	222,992	1,827	427,374	110,761	48,085	158,846
Business combination	205,346	298,068	-	503,414	111,289	109,008	220,297
Increase by acquisition	46,821	358,362	28,320	433,503	22,122	34,292	56,414
Increase by reproduction	621,724	300,414	-	922,138	236,419	20,439	256,858
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	2,732,448	834,240	-	3,566,688	(71,892)	(15,170)	(87,062)
Transfer between current and noncurrent assets	178,754	35,405	-	214,159	(178,756)	(35,405)	(214,161)
Reduction due to slaughtering	(3,630,938)	(1,554,702)	(16,109)	(5,201,749)	-	-	-
Balance as of 12.31.09	356,710	494,779	14,038	865,527	229,943	161,249	391,192
Increase by acquisition	66,455	249,184	42,702	358,341	20,220	27,902	48,122
Increase by reproduction	1,981,270	807,752	-	2,789,022	194,989	25,344	220,333
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	1,062,819	348,105	-	1,410,924	(11,577)	-	(11,577)
Transfer between current and noncurrent assets	193,481	62,849	-	256,330	(193,479)	(62,849)	(256,328)
Reduction due to slaughtering	(3,305,136)	(1,517,323)	(32,304)	(4,854,763)	(13,720)	(10,028)	(23,748)
Balance as of 09.30.10	355,599	445,346	24,436	825,381	226,376	141,618	367,994

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets of (non-current) production occur when there is the expectation that the production plan cannot be met with its own assets and, as a rule, this is the acquisition of immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering (poultry and pork) are represented by poultry of one day and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

The increase by reproduction of the biological assets classified in the current assets is related to eggs from assets of production.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

12. ASSETS HELD FOR SALE

The Board of Directors of the Company, on February 19, 2010, approved a plan of disposal of assets that were not being used in the operations.

The balances rollforward are presented below:

	BR GAAP
	Parent company
		Transfers of			Transfers of
	01.01.09	fixed assets	Write-offs	12.31.09	fixed assets	Write-offs	09.30.10
Land	813	780	(1,150)	443	6,490	(5,450)	1,483
Buildings and improvements	21	436	(441)	16	4,130	(2,685)	1,461
Machine and equipment	1,407	385	(427)	1,365	2,744	(3,755)	354
Others	-	179	-	179	311	(451)	39
	2,241	1,780	(2,018)	2,003	13,675	(12,341)	3,337
	2,241	1,780	(2,018)	2,003	13,675	(12,341)	3,337

	BR GAAP and IFRS
	Consolidated
		Transfers of	Business	Write-		Transfers of	Transfers to
	01.01.09	fixed assets	combination	offs	12.31.09	fixed assets	fixed assets	Write-offs	09.30.10
Land	813	780	348	(1,150)	791	7,027	-	-	7,818
Buildings and improvements	28	436	44,487	(448)	44,503	4,130	(43,930)	(5)	4,698
Machine and equipment	4,813	385	1,053	(3,833)	2,418	2,419	-	(902)	3,935
Others	116	179	-	(116)	179	311	-	-	490
	5,770	1,780	45,888	(5,547)	47,891	13,887	(43,930)	(907)	16,941
	5,770	1,780	45,888	(5,547)	47,891	13,887	(43,930)	(907)	16,941

The items transferred to the fixed assets refer to the houses built in the city of Lucas do Rio Verde, in the State of Mato Grosso. The initial plan of the Management was to dispose of those units to employees of the Company. Then, because of the turnover of personnel and to guarantee the availability of housing in the region, the Management decided to cancel the plan of sale.

13. RECOVERABLE TAXES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
ICMS	264,224	167,899	92,110	656,474	600,734	225,163
Income and social contribution taxes	197,200	168,675	62,325	214,711	208,738	148,500
PIS/COFINS	465,415	386,332	315,100	593,754	623,037	358,990
Import duty	201	-	-	9,540	11,867	25,043
IPI	3,286	3,455	3,062	56,543	47,174	5,617
Other	831	836	-	4,678	7,620	1,930
(-) Provision for losses	(22,014)	(39,085)	(24,345)	(90,169)	(100,505)	(41,416)
	909,143	688,112	448,252	1,445,531	1,398,665	723,827

Total current	443,217	256,994	337,231	792,367	745,591	576,337
Total non-current	465,926	431,118	111,021	653,164	653,074	147,490

The rollforward of provisions are presented below:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
		Merger of
	01.01.09	company	Reversals	12.31.09	Reversals	Write-offs	09.30.10
Provision for ICMS loss	(22,014)	-	-	(22,014)	-	-	(22,014)
Provision for IR/CS loss	-	(17,071)	-	(17,071)	11,897	5,174	-
Provision for IPI loss	(2,331)	-	2,331	-	-	-	-
	(24,345)	(17,071)	2,331	(39,085)	11,897	5,174	(22,014)

	BR GAAP and IFRS
	Consolidated
		Business
	01.01.09	combination	Additions	Reversals	12.31.09	Additions	Reversals	Write-offs	09.30.10
Provision for ICMS loss	(22,014)	(39,449)	(10,847)	2,285	(70,025)	(5,405)	-	-	(75,430)
Provision for IR/CS loss	(17,071)	(1,541)	-	-	(18,612)	-	13,438	5,174	-
Provision for PIS/COFINS loss	-	(2,567)	(4,744)	-	(7,311)	-	4,744	-	(2,567)
Provision for IPI loss	(2,331)	(2,426)	(2,131)	2,331	(4,557)	(7,615)	-	-	(12,172)
	(41,416)	(45,983)	(17,722)	4,616	(100,505)	(13,020)	18,182	5,174	(90,169)

13.1.    ICMS – Value-added Tax

Due to its export activity, domestic sales and investments in fixed assets are subject to reduced tax rates and, the Company accumulates credits that are offset with debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS credit in the states of Mato Grosso do Sul, Paraná, Santa Catarina, Minas Gerais and Rio Grande do Sul, for which Management understands that realization is uncertain and, therefore, formed full provision for loss of these credits as shown in the table above.

13.2.    Income tax and social contribution

These correspond to withholdings at source on financial investments, prepayments of income tax and social contribution, and on the reception of interest on shareholders’ equity by the parent company, realizable through offsetting with federal taxes and contributions payable.

13.3.    PIS and COFINS

PIS (“Contribution to the Social Integration Program”) and COFINS (“Contribution for Funding of Social Welfare Programs”) basically originate from credits on purchases of raw materials used in the production of exported products or of products whose sale is taxed at the zero rate, such as those of UHT and pasteurized milk and sales to the Manaus Trade Free Zone. The recovery of these receivables can be achieved by means of offsetting with domestic sale operations of taxed products, with other federal taxes or compensation claims.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

For the accumulated PIS and COFINS credits, the Company adopts the procedure of legal action aimed at accelerating the analysis process of applications for repayment of these contributions already filed, which are under supervision for the release of new amounts.

The management has been conducting studies for the development of plans that allow the use of the other credits in the operations and there is no expectation of losses in their recovery.

14. INCOME TAX AND SOCIAL CONTRIBUTION

14.1.    Deferred income tax and social contribution composition:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Assets:
Tax losses carryforwards (corporate income tax)	192,297	129,130	105,664	603,077	568,651	206,952
Negative calculation basis (social contribution on net profits)	72,069	48,272	38,081	225,729	211,194	74,032
Temporary differences:
Provisions for contingencies	56,785	49,292	36,990	108,618	90,484	64,222
Provision for doubtful accounts	3,266	3,219	5,235	9,224	9,144	6,899
Provision for attorney's fees	4,476	4,608	2,882	7,748	9,804	3,390
Provision for property, plant and equipment losses	2,416	2,416	-	6,977	7,027	-
Provision for tax credits realization	7,485	7,485	8,268	62,850	53,963	8,268
Provision for other obligations	12,411	17,609	1,537	27,102	17,609	1,537
Employees' profit sharing	10,652	640	3,522	12,342	17,407	4,930
Provision for inventories	4,974	13,771	1,921	6,665	15,374	10,029
Employees' benefits plan	9,502	36,027	28,637	93,077	72,234	28,637
Amortization of fair value of business combination	6,824	8,440	10,636	11,447	14,480	10,636
Business combination - Sadia	-	-	-	1,133,030	1,148,995	-
Provision for contractual indemnity	-	-	-	113	3,552	17,275
Unrealized losses on derivatives	3,002	-	-	3,002	-	17,308
Unrealized losses on inventories	-	-	-	2,750	4,765	13,912
Adjustments relating to the transition tax regime	130,439	98,438	8,739	81,625	167,671	79,262
Provision for losses	5,442	5,209	-	5,442	5,209	-
Other temporary differences	6,331	3,363	1,078	23,098	8,849	3,545
	528,371	427,919	253,190	2,423,916	2,426,412	550,834
Liabilities:
Temporary differences:
Revaluation Reserve	2,049	3,204	-	2,049	3,205	-
Depreciation on rural activities	476	517	44,889	82,146	94,206	64,163
Provision for interest - Law nº 12.249 article 25	-	-	-	5,857	-	-
Adjustments relating to the transition tax regime	217,976	119,952	933	297,169	185,943	4,365
Business combination - Sadia	-	-	-	1,134,930	1,164,477	-
Unrealized gains on derivatives	21,434	7,564	3,360	21,434	7,565	3,360
Other temporary differences	1	-	1,325	5,634	1,029	1,434
	241,936	131,237	50,507	1,549,219	1,456,425	73,322

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

14.2.    Estimated time of realization:

Deferred tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current. The Company considers that deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

The deferred tax assets originating from tax losses carryforward and negative basis of social contribution are expected to be realized as set forth below:

	BR GAAP BR GAAP e IFRS
	Parent company	Consolidated
Year	Value	Value
2010	-	46,929
2011	25,703	61,593
2012	26,249	72,009
2013	26,828	87,236
2014	27,453	98,454
2015 onwards	158,133	462,585
	264,366	828,806

In assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

 Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

14.3.    Income and social contribution taxes reconciliation:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.10	06.30.09	09.30.10	06.30.09
Income (loss) before taxes and participations	401,807	112,188	594,067	282,777
Nominal tax rate	34.0%	34.0%	34.0%	34.0%
	(136,614)	(38,144)	(201,983)	(96,144)
Tax (expense) benefit at nominal rate
Adjustment of taxes and contributions on:
Equity pick-up	176,211	34,654	(224)	577
Exchange rate variation on foreign investments	(24,486)	(43,902)	(20,240)	(77,981)
Difference of tax rates on foreign earnings from subsidiaries	-	-	8,324	52,733
Transfer pricing adjustment	-	-	43,462	29,307
Interest on shareholders' equity	18,088	-	18,088	-
Staturory profit sharing	(968)	(1,328)	(3,520)	(1,340)
Donations	(1,598)	(227)	(1,598)	(299)
Penalties	(411)	(1,596)	(414)	(1,679)
Unrealized loss of tax	-	-	(3,790)	(132,036)
Other adjustments	11,919	39,372	13,117	40,325
	42,141	(11,171)	(148,778)	(186,537)

Current income tax	2,728	(16,830)	(87,306)	(60,371)
Deferred income tax	39,413	5,659	(61,472)	(126,166)

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	BR GAAP and IFRS
	Consolidated
	09.30.10	09.30.09
Pre-tax book income from foreign subsidiaries	57,220	136,087
Current income taxes benefit (expense) of subsidiaries abroad	(8,352)	565
Deferred income taxes benefit (expense) of subsidiaries abroad	(1,342)	4,065

The Company determined that the total profit recorded in the books of its wholly-owned subsidiary Crossban will not be redistributed. Such resources will be used for investments in the subsidiary, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$871,138 as of September 30, 2010 (R$898,168 as of December 31, 2009).

As a result of the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, the Company recorded a loss of R$132,036 related to deferred tax assets (associated to tax losses carryforward and negative base of social contribution)

The Brazilian income tax returns are subject to a 5-year statute of limitation period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in the case where inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

15.  JUDICIAL DEPOSITS

These represent restricted assets of the Company and are restricted to sums deposited and held in escrow pending deliberation of the disputes to which they are related.

The rollforward of the judicial deposits held by the Company are represented below:

	BR GAAP
	Parent company
		Business
	01.01.09	combination	Additions	Reversals	Write-offs	12.31.09
Tax	8,096	2,588	505	(54)	-	11,135
Labor	13,354	23,973	18,861	(5,980)	(10,543)	39,665
Civil, commercial and other	4,843	1,057	4,621	-	-	10,521
	26,293	27,618	23,987	(6,034)	(10,543)	61,321
	26,293	27,618	23,987	(6,034)	(10,543)	61,321

	BR GAAP
	Parent company
		Merger of
	12.31.09	company	Additions	Reversals	Write-offs	09.30.10
Tax	11,135	92	8,002	(50)	-	19,179
Labor	39,665	747	30,228	(10,752)	(3,636)	56,252
Civil, commercial and other	10,521	-	6,780	(192)	(6)	17,103
	61,321	839	45,010	(10,994)	(3,642)	92,534

The variation of the balance in the year 2009 occurred due to the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, while the increase in the year 2010 was mainly due to the regularization of the balance of labor contingencies of Eleva Alimentos S.A.

						BR GAAP and IFRS
						Consolidated
		Business				Exchange
	01.01.09	combination	Additions	Reversals	Write-offs	variation	12.31.09
Tax	12,542	51,427	3,986	(1,887)	(13,030)	-	53,038
Labor	36,208	20,085	31,940	(7,979)	(11,955)	-	68,299
Civil, commercial and other	7,343	2,523	5,297	-	(195)	(420)	14,548
	56,093	74,035	41,223	(9,866)	(25,180)	(420)	135,885

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
					Exchange
	12.31.09	Additions	Reversals	Write-offs	rate variation	09.30.10
Tax	53,038	25,021	(49)	(4,705)	-	73,305
Labor	68,299	41,365	(8,920)	(7,785)	-	92,959
Civil, commercial and other	14,548	44,814	(192)	(1,829)	1,337	58,678
	135,885	111,200	(9,161)	(14,319)	1,337	224,942

The increase of the balance of the year 2009 results from the business combination with Sadia.

16.  INVESTMENTS

16.1.    Investment breakdown

	BR GAAP			BR GAAP and IFRS
		Parent company		Consolidated
	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Investment in subsidiaries	4,844,129	5,356,237	2,708,068	22,066	16,138	-
Fair value of acquired assets, net	2,409,154	2,435,517	-	-	-	-
Goodwill	1,293,818	1,293,818	-	-	-	-
Advance for future capital increase	-	20,577	-	-	-	-
Other investments	834	834	577	1,044	1,062	1,028
	8,547,935	9,106,983	2,708,645	23,110	17,200	1,028

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

16.2.    Movement of the direct investments – Parent Company

							VIP S.A.
			UP! Ali-			Avipal	Empr. E
	PSA Labor.	Perdigão	mentos	HFF Partici-		Nordeste	Particip.
	Veter.Ltda.	Trading S.A.	Ltda.	pações S.A.	Sadia S.A.	S.A.	Imob.
a) Capital share September as of 30, 2010
% of share	88.00%	100.00%	50.00%	-	100.00%	100.00%	100.00%
Total number of shares and membership interests:	5,463,850	100,000	1,000	-	683,000,000	66,075,100	10,177,028
Number of shares and membership interest held:	4,808,188	100,000	500	-	683,000,000	66,075,100	10,177,028
b) Subsidiaries' information on September 30, 2010
Capital stock	5,464	100	1	-	4,973,817	-	26,235
Shareholders' equity	10,501	1,845	8,904	-	3,745,544	-	35,081
Result of the period	1,067	675	8,903	-	237,258	-	8,231

c) Balance of investments on September 30, 2010
Balance of the investment in the beginning of the year	407	1,170	4,003	233,357	6,154,594	1,767,156	23,830
Equity method	312	675	4,452	31,251	425,638	18,695	8,231
Unrealized profit in inventory	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	26,772	-	-
Foreign-exchange variation	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	(29,634)	-	-
Capital increase	8,710	-	-	-	813,816	-	3,020
Business combination	-	-	-	-	(26,363)	-	-
Transfer of indirect investment to direct investment	-	-	-	-	-	-	-
Dividends and interest on the shareholders’ equity	-	-	(4,003)	-	-	-	-
Net assets merged spin-off	-	-	-	-	-	-	-
Merger	-	-	-	(264,608)	250,476	(1,785,851)	-
Balance of investments as of September 30, 2010	9,429	1,845	4,452	-	7,615,299	-	35,081

	Avipal
	Centro-	Avipal	Establec.	Crossban	Perdigão
	Oeste	Construtora	Levino	Holdings	Export	Total
	S.A.	S.A.	Zaccardy	GMBH	Ltd.	09.30.10	12.31.09	01.01.09
a) Capital share September as of 30, 2010
% of share	100.00%	100.00%	90.00%	100.00%	100.00%
Total number of shares and membership interests:	6,963,854	445,362	100	1	1
Number of shares and membership interest held:	6,963,854	445,362	90	1	1
b) Subsidiaries' information on September 30, 2010
Capital stock	5,972	445	92	4,182	17
Shareholders' equity	263	50	341	915,600	-
Result of the period	2	2	(75)	128,228	-

c) Balance of investments on September 30, 2010
Balance of the investment in the beginning of the year	261	49	234	900,511	-	9,085,572	2,708,068	1,831,067
Equity method	2	2	(325)	55,764	-	544,697	256,273	215,029
Unrealized profit in inventory	-	-	-	(62)	-	(62)	24,266	(27,008)
Treasury shares	-	-	-	-	-	26,772	(26,772)	-
Foreign-exchange variation	-	-	139	(72,107)	-	(71,968)	(162,068)	-
Other comprehensive income	-	-	-	(3,473)	-	(33,107)	(76)	(33,607)
Capital increase	-	-	-	-	-	825,546	3,987,366	-
Business combination	-	-	-	-	-	(26,363)	3,729,335	-
Transfer of indirect investment to direct investment	-	-	-	-	-	-	1,200,108	3,597
Dividends and interest on the shareholders’ equity	-	-	-	-	-	(4,003)	(48,569)	-
Net assets merged spin-off	-	-	-	-	-	-	-	(38)
Merger	-	-	-	-	-	(1,799,983)	(2,582,359)	719,028
Balance of investments as of September 30, 2010	263	51	48	880,633	-	8,547,101	9,085,572	2,708,068

The amounts of the losses resulting from foreign-exchange variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, in the amount of R$64,596 on September 30, 2010 (R$229,358 on September 30, 2009), are recognized in the revenues or financial expenses in the statement of income (note 33). The exchange variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity evaluation adjustments, in the subgroup of shareholders’ equity.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

16.3.    In investments in affiliated companies

			UP!		K&S
	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09
Current assets	22,235	16,295	20,972	18,944	20,277
Noncurrent assets	-	-	211	13,800	13,798
Current liabilities	(13,331)	(8,286)	(10,271)	(11,033)	(9,311)
Net assets	8,904	8,009	10,912	21,711	24,764

			UP!		K&S
		09.30.10	09.30.10	09.30.10	09.30.10
Net revenues		71,056	57,544	50,573	29,650
Net income		8,903	4,949	(3,053)	(1,319)

On June 30, 2009, the Company and Unilever Brasil, members of UP! Alimentos Ltda (“UP!”), entered into an amendment to the shareholders’ agreement valid as from July 1, 2009. The members decided to change certain rules of governance of the corporation, thereby conferring on Unilever Brasil certain additional rights and obligations. Therefore, in spite of the maintenance of a share of 50% in UP!, the Company failed to share the control in the investee and, in consequence, started to measure the investment using the equity method, thereby abandoning the practice of proportional consolidation. The consolidated balances presented in the fiscal year ended on January 1, 2009 include the balances of the investee.

K&S Alimentos S.A. results from a joint venture between the subsidiary Sadia and Kraft Foods Brasil and, therefore, became an indirect subsidiary of the Company as from July 8, 2009. For this reason, no comparative balance was presented on January 1, 2009.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

17.  PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment rollforward is presented below:

	BR GAAP
	Parent company
	Rate						Transfer to
	p.a. %	01.01.09	Acquisitions	Write-offs	Merger (*)	Transfers	held for sale	12.31.09
Cost
Land		47,260	6	(7,033)	117,024	1,039	(780)	157,516
Buildings and improvements		305,581	3,187	(54,852)	1,050,772	171,113	(929)	1,474,872
Machinery and equipment		574,061	17,505	(98,401)	1,400,731	233,850	(964)	2,126,782
Facilities		89,873	866	(22,980)	145,362	27,666	-	240,787
Furniture		12,383	228	(2,362)	25,540	4,752	(71)	40,470
Vehicles and aircrafts		6,716	485	(2,565)	14,069	1,092	(66)	19,731
Others		5,320	189	(109)	58,310	22,802	-	86,512
Construction in progress		95,068	337,235	(218)	141,965	(326,364)	-	247,686
Advances to suppliers		24,346	110,358	-	7,378	(138,717)	-	3,365
		1,160,608	470,059	(188,520)	2,961,151	(2,767)	(2,810)	4,397,721

Depreciation
Buildings and improvements	3.45	(143,774)	(32,838)	13,718	(263,934)	(9,311)	493	(435,646)
Machinery and equipment	6.33	(358,016)	(50,958)	51,546	(580,845)	613	495	(937,165)
Facilities	3.57	(41,658)	(4,840)	7,084	(55,343)	10,825	-	(83,932)
Furniture	6.25	(6,641)	(1,359)	1,348	(11,018)	(213)	24	(17,859)
Vehicles and aircrafts	14.29	(5,967)	(788)	1,204	(5,840)	726	18	(10,647)
Others		(2,609)	(3,492)	106	(11,731)	(3,561)	-	(21,287)
		(558,665)	(94,275)	75,006	(928,711)	(921)	1,030	(1,506,536)
		601,943	375,784	(113,514)	2,032,440	(3,688)	(1,780)	2,891,185

(*) Merger of  Perdigão Agroindustrial on March 9, 2009.

	BR GAAP
	Parent company
	Rate						Transfer to
	p.a. %	12.31.09 Acquisitions Write-offs			Merger (*)	Transfers	held for sale	09.30.10
Cost
Land		157,516	235	(1,663)	1,367	360	(6,490)	151,325
Buildings and improvements		1,474,872	82	(15,128)	42,829	119,729	(11,480)	1,610,904
Machinery and equipment		2,126,782	7,276	(67,155)	48,349	170,010	(8,710)	2,276,552
Facilities		240,787	21	(3,702)	4,423	43,328	(1,002)	283,855
Furniture		40,470	358	(1,229)	2,462	3,415	(315)	45,161
Vehicles and aircrafts		19,731	289	(2,272)	445	53	(12)	18,234
Others		86,512	258	(1,275)	2,567	13,137	-	101,199
Construction in progress		247,686	286,524	(7,895)	417	(345,323)	-	181,409
Advances to suppliers		3,365	7,631	-	58	(8,247)	-	2,807
		4,397,721	302,674	(100,319)	102,917	(3,538)	(28,009)	4,671,446

Depreciation
Buildings and improvements	3.45	(435,646)	(35,320)	8,528	(10,293)	(4,322)	7,350	(469,703)
Machinery and equipment	6.32	(937,165)	(72,424)	49,869	(15,998)	(1,043)	5,966	(970,795)
Facilities	3.57	(83,932)	(7,061)	2,671	(797)	1,803	743	(86,573)
Furniture	6.25	(17,859)	(1,657)	841	(728)	(1,236)	263	(20,376)
Vehicles and aircrafts	14.29	(10,647)	(5,330)	1,820	(255)	4,107	12	(10,293)
Others	3.00	(21,287)	(3,906)	1,048	(137)	(5)	-	(24,287)
		(1,506,536)	(125,698)	64,777	(28,208)	(696)	14,334	(1,582,027)
		2,891,185	176,976	(35,542)	74,709	(4,234)	(13,675)	3,089,419

(*) Merger of Avipal Nordeste S.A. on March 31, 2010.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
	Rate				Business		Transfer to	Exchange
	p.a.%	01.01.09	Acquisitions	Write-offs	combination	Transfers	held for sale	rate variation	12.31.09
Cost
Land		166,866	36	(7,084)	514,425	1,191	(780)	(158)	674,496
Buildings and improvements		1,404,537	8,822	(55,054)	2,780,204	252,171	(929)	(7,845)	4,381,906
Machinery and equipment		2,091,183	39,959	(116,726)	2,632,180	440,344	(964)	(17,371)	5,068,605
Facilities		242,179	2,831	(193,092)	1,076,974	115,044	-	(9,458)	1,234,478
Furniture		47,348	1,407	(5,577)	28,199	9,615	(71)	(2,371)	78,550
Vehicles and aircrafts		22,092	913	(3,522)	13,396	952	(66)	(836)	32,929
Others		62,425	4,952	(3,764)	56,267	27,210	-	(205)	146,885
Construction in progress		250,489	472,337	(218)	475,659	(769,730)	-	(3,753)	424,784
Advances to suppliers		30,470	113,217	(17,715)	37,446	(137,985)	-	(751)	24,682
		4,317,589	644,474	(402,752)	7,614,750	(61,188)	(2,810)	(42,748)	12,067,315

Depreciation
Buildings and improvements		(428,909)	(49,340)	19,242	(487,623)	(12,562)	493	5,053	(953,646)
Machinery and equipment		(994,094)	(56,794)	55,827	(865,008)	(2,127)	495	12,464	(1,849,237)
Facilities		(96,682)	3,473	14,891	(253,968)	19,187	-	(2,308)	(315,407)
Furniture		(24,785)	(3,707)	3,804	(15,001)	(603)	24	1,602	(38,666)
Vehicles and aircrafts		(12,203)	(1,627)	1,848	(6,483)	915	18	270	(17,262)
Others		(13,124)	(4,934)	1,605	(4,940)	2,482	-	-	(18,911)
		(1,569,797)	(112,929)	97,217	(1,633,023)	7,292	1,030	17,081	(3,193,129)
Propety, plant and equipment, net		2,747,792	531,545	(305,535)	5,981,727	(53,896)	(1,780)	(25,667)	8,874,186

	BR GAAP e IFRS
	Consolidated
	Rate					Transfer to	Transfer for	Exchange
	p.a.%	12.31.09	Acquisitions	Write-offs	Transfers	held for sale	held for sale	rate variation	09.30.10
Cost
Land		674,496	14,511	(10,755)	8,601	(6,490)	-	(46)	680,317
Buildings and improvements		4,381,906	4,927	(23,213)	171,406	(11,480)	45,098	(137)	4,568,507
Machinery and equipment		5,068,605	14,462	(104,678)	212,408	(9,066)	-	(4,140)	5,177,591
Facilities		1,234,478	1,425	(7,136)	51,663	(1,002)	-	(54)	1,279,374
Furniture		78,550	1,374	(3,793)	3,890	(315)	-	(343)	79,363
Vehicles and aircrafts		32,929	466	(6,459)	308	(12)	-	1,360	28,592
Others		146,886	6,467	(3,753)	12,949	-	-	25	162,574
Construction in progress		424,784	404,002	(9,213)	(459,545)	-	-	(258)	359,770
Advances to suppliers		24,681	13,406	(4,249)	(6,868)	-	-	-	26,970
		12,067,315	461,040	(173,249)	(5,188)	(28,365)	45,098	(3,593)	12,363,058

Depreciation
Buildings and improvements	3.19	(953,646)	(96,619)	11,239	(4,153)	7,350	(1,168)	910	(1,036,087)
Machinery and equipment	7.27	(1,849,237)	(144,657)	87,080	6,565	6,110	-	2,861	(1,891,278)
Facilities	4.98	(315,407)	(26,627)	3,648	2,113	743	-	44	(335,486)
Furniture	7.83	(38,666)	(2,732)	2,312	(1,122)	263	-	453	(39,492)
Vehicles and aircrafts	18.29	(17,262)	(6,216)	3,483	3,961	12	-	125	(15,897)
Others	1.77	(18,911)	(5,754)	1,103	(6,850)	-	-	-	(30,412)
		(3,193,129)	(282,605)	108,865	514	14,478	(1,168)	4,393	(3,348,652)
		8,874,186	178,435	(64,384)	(4,674)	(13,887)	43,930	800	9,014,406

The fixed assets additions and construction in progress are mainly represented by: (i) expansion of the Três de Maio powder milk plant (R$106,324); (ii) construction of a cold storage in Teutônia dairy plant (R$2,931); (iii) expansion of capacity of poultry slaughtering in Serafina Correa and Carambei plants (R$41,623); (iv) expenses related to construction of the agroindustrial complex in Bom Conselho (R$7,647); (v) improvements in the distribution center of Rio Verde (R$13,482); and (vi) in the wholly-subsidiary Sadia, the construction in progress totalized (R$177,382) and is represented by expansion projects and optimization of industrial plants, mainly in Lucas do Rio Verde and Vitória do Santo Antão plants (R$94,442).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The disposals refer primarily to: (i) (R$13,152) disposal of Romania plant; (ii) disposal of Ivoti unit (R$2,551); (iii) loss of fixed assets items of Rio Verde plant that were sent for repair and not recovered (R$ 10,054); (iv) results of physical inventory count in Eleva’s plant (merged subsidiary) (R$ 22,328); and (v) disposal of the distribution center in Vitoria, (R$1,000).

During the nine month period ended on September 30, 2010, the Company capitalized interests in the approximately amount of R$14,106 (R$18,457 in September 30, 2009). The interest rate utilized to determine the amount to be capitalized was 4.27%.

As required by the CVM Deliberation No. 565/08, the Company reviewed and adjusted the criteria used to determine the estimated economic useful lives of property, plant and equipment and related depreciation, depletion and amortization rates. The Company recorded the change in estimate as of December 31, 2009 based on the registered fixed assets on January 1, 2009. The financial statement of the first nine-months of 2009 does not includes this adjust, if the change were retroactive, the depreciation expense should be decreased in approximately in R$112,794.

18. INTANGIBLE ASSETS

Intangible assets are comprised of the following items:

	BR GAAP
	Parent company
			Accumulated
	Rate p. a. %	Cost	amortization	09.30.10	12.31.09	01.01.09
Software	20.00	58,663	(10,538)	48,125	11,445	10,663
Patents	-	3,098	-	3,098	-	-
Goodwill	-	1,520,488	-	1,520,488	1,520,488	1,453,713
		1,582,249	(10,538)	1,571,711	1,531,933	1,464,376

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated

			Accumulated
	Rate p. a. %	Cost	amortization	09.30.10	12.31.09	01.01.09
Software	20.00	202,516	(114,156)	88,360	76,846	11,820
Relationship with suppliers	42.00	135,000	(70,130)	64,870	106,948	-
Patents	10.00	5,669	(250)	5,419	1,900	-
Brands	-	1,256,000	-	1,256,000	1,256,000	-
Goodwill	-	2,833,514	-	2,833,514	2,834,769	1,545,732
		4,432,699	(184,536)	4,248,163	4,276,463	1,557,552

The intangible assets rollforward is presented below:

	BR GAAP
	Parent company
		Amorti-					Amorti-
	01.01.09	zation	Transfers	Merger (1)	12.31.09	Additions	zation	Transfers	Merger (2)	09.30.10
Software	10,663	(292)	1,074	-	11,445	37,102	(3,203)	1,575	1,206	48,125
Patents	-	-	-	-	-	440	-	2,658	-	3,098
Outgrowers fidelization	-	-	-	-	-	-	-	-	-	-
Brands	-	-	-	-	-	-	-	-	-	-
Goodwill:	1,453,713	-	-	66,775	1,520,488	-	-	-	-	1,520,488
Eleva Alimentos	1,273,324	-	-	-	1,273,324	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	133,163	-	-	-	-	133,163
Ava	-	-	-	49,368	49,368	-	-	-	-	49,368
Cotochés	39,590	-	-	-	39,590	-	-	-	-	39,590
Paraíso Agroindustrial	-	-	-	16,751	16,751	-	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	7,636	-	-	-	-	7,636
Incubatório Paraíso	-	-	-	656	656	-	-	-	-	656
	1,464,376	(292)	1,074	66,775	1,531,933	37,542	(3,203)	4,233	1,206	1,571,711

(1) Merger of Perdigão Agroindustrial on March 9, 2009.

(2) Merger of Avipal Nordeste S.A. on March 31, 2010.

							BR GAAP and IFRS
								Consolidated
			Business				Exchange
	01.01.09	Additions	combination	Amortization	Transfers	Write-offs	rate variation	12.31.09
Software	11,820	6,370	57,850	(328)	1,266	(132)	-	76,846
Relationship with suppliers	-	-	135,000	(28,052)	-	-	-	106,948
Patents	-	-	2,000	(100)	-	-	-	1,900
Trademarks	-	-	1,256,000	-	-	-	-	1,256,000
Goodwill:	1,545,732	-	1,293,818	-	-	-	(4,781)	2,834,769
Sadia	-	-	1,293,818	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	-	-	-	133,163
Ava	49,368	-	-	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	-	-	-	16,751
Plusfood	21,194	-	-	-	-	-	(4,781)	16,413
Perdigão Mato Grosso	7,636	-	-	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	-	-	4,050
Incubatório Paraíso	656	-	-	-	-	-	-	656
	1,557,552	6,370	2,744,668	(28,480)	1,266	(132)	(4,781)	4,276,463

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
					Exchange
	12.31.09	Additions	Amortization	Transfers	rate variation	09.30.10
Software	76,846	41,643	(31,528)	1,265	133	88,359
Relationship with suppliers	106,948	-	(42,078)	-	-	64,870
Patents	1,900	440	(150)	3,240	(10)	5,420
Trademarks	1,256,000	-	-	-	-	1,256,000
Goodwill:	2,834,769	-	-	-	(1,255)	2,833,514
Sadia	1,293,818	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	-	133,163
Ava	49,368	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	-	16,751
Plusfood	16,413	-	-	-	(1,255)	15,158
Perdigão Mato Grosso	7,636	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	4,050
Incubatório Paraíso	656	-	-	-	-	656
	4,276,463	42,083	(73,756)	4,505	(1,132)	4,248,163

Amortizations of loyalty of integrated businesses and relationship with suppliers are recognized in net income in the cost of sales, while software amortization is recorded according to its use, where the alternatives are cost of sales, administrative or business expenses.

Trademarks in intangible assets derive from the business combination with Sadia and are considered assets with indefinite useful life as they are expected to contribute toward the Company’s cash flows indefinitely.

The goodwill presented above is supported by appraisal report, after allocation in the assets in use identified.

The value of goodwill and the value of intangible assets with indefinite useful life (trademarks and patents) allocated by cash-generating unit, are presented in    note 5.

Based on the Management’s analysis prepared in the last quarter of 2009, no adjustments were identified to reduce the assets balance to the recoverable value. During the quarter Management has not identified any events related to impairment factors.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

19.  TRADE ACCOUNTS PAYABLE

Accounts payable to suppliers are not subject to the incidence of interest and are generally settled in average within 32 days.

The information on accounts payable involving related parties is presented in    note 28.

20.  CURRENT AND NON-CURRENT LOANS AND FINANCING

	BR GAAP
	Parent company
		Average interest rate				Balance	Balance	Balance
	Charges (% p. a. )	(%p.a.)	WAMT (*)	Short term	Long term	09.30.10	12.31.09	01.01.09
Local currency
Working capital	6.73% (TR+7.39% on 12.31.09)	6.73% (7.42% on 12.31.09)	0.5	401,269	1,601	402,870	473,265	78,542
BNDES, FINEM, credit facilities of development banks and other secured debts	TJLP + 2.83% (TJLP + 2.78% on 12.31.09)	8.24% (8.64% on 12.31.09)	2.1	157,771	393,361	551,132	635,912	167,865
Export credit facility	TJLP/CDI + 4.42% (TR/TJLP/CDI + 3.6% on 12.31.09)	10.42% (10.14% on 12.31.09)	1.8	38,870	348,805	387,675	566,488	-
Tax incentives	IGPM + 1.72% (IGPM + 1% on 12.31.09)	2.39% (0.97% on 12.31.09)	9.0	8	15,311	15,319	2,088	277,351
				597,918	759,078	1,356,996	1,677,753	523,758
Foreign currency
Advances on exchange contracts	(5.29% on 12.31.09) + e.r. (US$)	(5.29 % on 12.31.09) e.r. (US$)	-	-	-	-	53,432	202,594
Export credit facility	LIBOR/CDI + 2.91% (LIBOR/CDI +2.46% on 12.31.09) + e.r. (US$ andothers currencies)	3.37% (2.84% on 12.31.09) + e.r. (US$ and others currencies)	1.8	169,384	671,320	840,704	1,185,249	853,220
BNDES, FINEM, credit facilities of development banks and other secured debts	UMBNDES + 2.48% (UMBNDES + 2.47% on 12.31.09) + e.r. (US$ and others currencies)	6.62% (6.72% on 12.31.09) + e.r. (US$ and others currencies)	1.9	18,051	39,922	57,973	70,735	23,088
				187,435	711,242	898,677	1,309,416	1,078,902
				785,353	1,470,320	2,255,673	2,987,169	1,602,660

(*) Weighted average maturity date in years.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
		Average interest rate				Balance	Balance	Balance
	Charges (% p.a.)	(%p.a.)	WAMT (*)	Short term	Long term	09.30.10	12.31.09	01.01.09
Local currency
Working capital	6.74% (TR + 7.71% on 12.31.09)	6.78%	0.4	853,906	1,601	855,507	973,033	220,272
BNDES, FINEM, credit facilities of development banks and other secured debts	TJLP + 6.44% (TJLP + 2.79% on 12.31.09)	9.03%	7.5	435,465	1,562,861	1,998,326	2,101,411	538,252
Export credit facility	TJLP/CDI + 4.42% (TR/TJLP/CDI + 3.6% on 12.31.09)	10.12% (10.14% on 12.31.09)	1.8	38,870	348,805	387,675	1,137,409	-
Tax incentives	IGPM + 2.84% (IGPM + 1% on 12.31.09)	2.08% (0.97% on 12.31.09)	8.0	8	17,697	17,705	4,443	463,284
FIDIC				-	-	-	353,364	-
				1,328,249	1,930,964	3,259,213	4,569,660	1,221,808

Foreign currency
Advances on exchange contracts	5.29% + e.v. (USD on 12.31.09)	5.29% + e.v.(USD on 12.31.09)	-	-	-	-	53,432	443,674
Bonds	7.25%	7.26%	9.2	26,345	1,674,941	1,701,286	419,137	-
Working capital	EURIBOR + 1.20%	0.41% + e.v. (US$)	-	-	-	-	-	49,605
Export credit facility	LIBOR/CDI + 2.10% (LIBOR/CDI + 2.35% on 12.31.09) + e.v. (US$ and others currencies)	2.47% (2.77% on 12.31.09) + e.v. (US$ and others currencies)	2.0	505,946	1,663,797	2,169,743	3,719,384	3,493,988
BNDES, FINEM, credit facilities of development banks and other secured debts
	UMBNDES + 5.29% + e.v. (US$ and others currencies)	6.79% (6.73% on 12.31.09) + e.v. (US$ and others currencies)
			3.7	60,294	147,700	207,994	292,408	85,337
				592,585	3,486,438	4,079,023	4,484,361	4,072,604
				1,920,834	5,417,402	7,338,236	9,054,021	5,294,412

(*) Weighted average maturity date in years.

20.1.    Working capital

Rural credit: The Company and its subsidiaries have rural credit facilities with several commercial banks that, according to a Federal Government program, offer loans as an incentive to rural activities. The funds originating from this financing facility are used as working capital.

PROCER – Credit facilities of BNDES: Through PROCER, BNDES grants operating credit facilities to help Brazilian agribusiness companies and agricultural companies.

Industrial credit notes: We issue Industrial Credit Notes, receiving credits from official funds (“Fundo de Amparo ao Trabalhador”) and from the Fundo Constitucional de Financiamento do Centro-Oeste. The notes have maturity periods of up to five years, maturing between 2010 and 2014. These notes are guaranteed by a pledge of machinery and equipment and real estate mortgages.

20.2.    BNDES, FINEM, loan facilities of development banks and another secured debts

The Company and its subsidiaries have various outstanding obligations with the BNDES. The loans were executed for the acquisition of machinery, equipment and expansion of productive facilities. The principal and the interest of the FINEM loans are paid in monthly installments, maturing between 2010 and 2015, and are guaranteed by a pledge of equipment and facilities and mortgage on the property owned by the Company. The amounts of these loans are indexed by the UMBNDES basket of currencies, which is composed of the currencies in which BNDES obtains its resources. The impact of interest reflects the daily fluctuation of the currencies that form the basket.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

PESA:  Sadia has a loan facility obtained through the Special Program for Asset Recovery subject to the variations of the IGPM plus interest of 9.89% p.a., guaranteed by endorsements and liens of government debt securities (note 8).

20.3.    Fiscal incentives

State Programs for Financing with Fiscal Incentive:  Under the terms of these programs, we were granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities in these states. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a margin.

20.4.    Export credit facilities

Pre-payment of exports: Generally denominated in US dollars, maturing between 2010 and 2013. The export prepayment credit facilities are pegged to the LIBOR (London Interbank Offered Rate) of three and six months plus spread. Under the terms of each one of these credit facilities, the Company receives loans guaranteed by accounts receivable relating to exports of our products to specific customers. The credit facilities are generally guaranteed by BRF - Brasil Foods S.A. The main obligations of these contracts include limitations of guarantees, takeovers, and in a number of cases, financial obligations.

Commercial credit facilities:  Indebtedness under the terms of these credit facilities is denominated in U.S. Dollars and maturities range from one to four years. Business loan facilities yield interest at the LIBOR rate plus a margin with quarterly, semi-annual and annual payments. Under the terms of each one of these credit facilities, the Company receives loans used in raw material imports and in other working capital requirements. The credit facilities are generally guaranteed by BRF - Brasil Foods S.A. The main obligations under the terms of these contracts include limitations on takeovers and sales of assets.

Credit facilities of BNDES - Exim:  The Company has some credit facilities provided by BNDES for export financing with several commercial banks acting as intermediaries. These resources are pegged to the TJLP with maturity in 2012. Settlement occurs in the local currency without the risk associated with foreign exchange rate variation.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Advances on exchange contracts:  Advances on exchange contracts (“ACCs”) are obligations with commercial banks, where the principal is settled through exports of products, as shipped. Interest is paid in the settlement of the foreign exchange and the contracts are guaranteed by the actual exported goods. When the export documents are delivered to the financing banks, these obligations start to be called advances against draft presentations (“ACEs”) and are written off only upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity in up to 360 days from the date of scheduled shipment of the exports, or short-term financing under the terms of the ACEs with maturity in up to 180 days from the date of the effective shipment of the exports, in each case at banks in Brazil, although they refer to loans denominated in US dollars. On September 30, 2010, the Company did not have any open ACC or ACE contract.

20.5.    Bonds

BFF notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750,000. The notes are guaranteed by BRF and by Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a., maturing on January 28, 2020.

Sadia Bonds:  In the total value of US$250,000. The bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

20.6.    Debentures

BRF issued 81,950 simple debentures, fully subscribed between June 30, 1998 and November, 21, 2000, to BNDES, with a unit nominal value of one real (R$ 1) and redemption period between June 15, 2001 and June 15, 2010. As of September 30, 2010 all the debentures were redeemed.

20.7.    Long term debt maturity

The schedule of maturities of long term debts is presented below:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP	BR GAAP e IFRS
	Parent company	Consolidated
2011	179,766	444,552
2012	887,104	2,061,699
2013	307,056	679,924
2014	45,994	196,529
2015 to 2044	50,400	2,034,698
	1,470,320	5,417,402

The wholly-owned subsidiary Sadia assigned receivables to a Credit Assignment Investment Fund (“FIDC”), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

For the sale of domestic receivables, during the nine month period ended September 30, 2010, the wholly-owned subsidiary Sadia received R$3,138,100 and incurred financial expense in the amount of R$18,767.

20.8.    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
Balance of financing	2,255,673	2,987,169	7,338,236	9,054,021
Mortgage guarantees:	597,681	675,979	1,750,010	2,042,837
Linked to FINEM-BNDES	539,205	659,141	1,526,006	1,852,174
Linked to FNE-BNB	-	-	165,528	165,529
Linked to tax incentives and other	58,476	16,838	58,476	25,134
Guarantees by means of fiduciary assignment of assets acquired under financing:	11,256	17,769	11,701	20,183
Linked to FINEM-BNDES	11,200	17,676	11,200	19,217
Linked to FINAME-BNDES	-	-	445	858
Linked to tax incentives and other	56	93	56	108

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). This loan is aimed at the implementation of biodigesters on the properties of the rural producers taking part in the Sadia integration system, targeting the mechanism of clean development and reduction of greenhouse gas emission. The value of these sureties on September 30, 2010 totaled R$ 82,433 (R$ 82,976 on December 31, 2009).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of September 30, 2010 amounted R$554,181 (R$546,888 as of December 31, 2009).

The Company contracted guarantees in the amount of R$396,569 offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.22% p.a.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

20.9.    Commitments

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On September 30, 2010, these firm purchase commitments totaled R$806,091 at the Parent Company and R$2,248,030 in the consolidated quarterly information (R$495,095 at the Parent Company and R$1,809,320 in the consolidated quarterly information on December 31, 2009), considering the market value of the commodities on the date of these quarterly information.

20.10. Covenants

The Company has foreign currency export prepayment financing agreement with habitual default clauses for these types of operation and that, if not complied with, may cause their due dates to be brought forward. On September 30, 2010, all these conditions were met by the Company.

Achieved
Restrictive clauses (indicators to be achieved)	indicator
Net debt / shareholders' equity lower than 1.5	0.3
Net debt / EBITDA lower than 3.5	1.9
Minimum current liquidity of 1.1	1.9
Total liabilities less shareholders' equity / shareholders' equity equal to or less than 2.2	0.9

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

21.  OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	09.30.10	12.31.09	01.01.09	09.30.10	12.31.09	01.01.09
Derivative financial instruments
Cash flow hedge:
Assets:
Currency forward contracts (NDF)	72,912	21,983	-	72,912	21,983	-
Currency option contracts	360	-	-	360	-	-
Swap / currency contracts	-	2,744	10,405	-	2,744	68,516
	73,272	24,727	10,405	73,272	24,727	68,516

Liabilities:
Currency forward contracts (NDF)	(2,907)	(1,064)	-	(2,907)	(1,064)	-
Swap / currency contracts	(84,511)	(85,905)	(7,410)	(84,511)	(85,905)	(90,851)
	(87,418)	(86,969)	(7,410)	(87,418)	(86,969)	(90,851)

Derivatives not designated as hedge:
Assets:
Currency forward contracts (NDF)	-	-	-	5,289	2,839	10,695
Live cattle option contracts	-	-	-	-	-	-
Future contracts for dollars	-	20	-	-	20	-
	-	20	-	5,289	2,859	10,695

Liabilities:
Currency forward contracts (NDF)	-	-	-	(455)	(119)	(45,754)
Live cattle option contracts	-	-	-	-	-	-
Swap contracts	(1,016)	-	-	(1,016)	-	-
Future contracts for dollars	(986)	-	-	(986)	-	(10,107)
Future contracts for live cattle	(262)	-	-	(262)	-	-
	(2,264)	-	-	(2,719)	(119)	(55,861)

Current assets	73,272	24,747	10,405	78,561	27,586	79,211
Current liabilities	(89,682)	(86,969)	(7,410)	(90,137)	(87,088)	(146,712)

The collateral given in the transactions presented above are disclosed in note 8.

22.  LEASING

The Company is lessee in many contracts, which can be classified as operating or financial lease.

22.1.   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BR GAAP and IFRS
Consolidated
09.30.10
2010	115,678
2011	303,203
2012	195,390
2013	24,636
2014 onwards	27,679
666,586

The payments of lease agreements recognized as expense amount to R$138,529 on September 30, 2010 (R$134,047 on September 30, 2009)

22.2.   Capital lease

The Company maintained control of the assets leased, recorded as fixed assets, which balances amounted to:

			BR GAAP and IFRS
			Consolidated
	09.30.10	12.31.09	01.01.09
Cost	15,228	14,810	17,419
Accumulated depreciation (*)	(7,981)	(4,972)	(8,523)
Residual	7,247	9,838	8,896

(*) The leased assets are depreciated using the rate defined in the explanatory note 17 for machinery and equipment or according to the duration of the contract, whichever is lower, as determined by CVM Deliberation No. 554/08.

The minimum mandatory future payments below are separated by categories and were entered in the balance sheet as other obligations:

	BR GAAP and IFRS
	Consolidated
	Present value of		Minimum future
	minimum payments	Interest	payments
	09.30.10	09.30.10	09.30.10
2010	1,260	87	1,347
2011	4,036	292	4,328
2012	2,103	170	2,273
2013	560	67	627
2014 onwards	181	36	217
	8,140	652	8,792

Some agreements have clauses that allow the Company to extend the agreed term, as well as, purchase option in the end the agreement term there is no clause of contingent payment.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

23.  SHARE BASED PAYMENTS

On March 30, 2010, the participants of a general meeting of shareholders approved the stock option plan for officers of the Company and of its subsidiaries, consisting of two instruments: (i) stock option plan, granted annually to the beneficiary and (ii) additional stock option plan, optional for the beneficiary, who may adhere with part of their profit-sharing money. The basis of the vesting conditions will be the attainment of effective results and valuation of the Company’s business.

The plan includes shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) create value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established in the general guidelines of the plan and in the applicable legislation, which are disclosed in detail in the Company’s “Reference Form”.

The strike price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the Sao Paulo Stock Exchange, prior to the grant date, restated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the remittance of the option exercise notice by the beneficiary.

The vesting period during which the participant cannot exercise the purchase of the shares is 3 years and will observe the following deadlines from the grant date of the option:

  up to 1/3 of the total options may be exercised after one year;

  up to 2/3 of the total options may be exercised after two years; and

  all the options may be exercised after three years.

After the vesting period and within no more than five days from the grant date, the beneficiary will lose the right to the unexercised options.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

The composition of the options granted in the period is as follows:

Date					Strike price Quotation
			Number of	Fair value
	Beginning	End	shares	option	Upon	Updated by	Share on
Grant date	of the year	of the year	granted	granted	granting	IPCA	09.30.10
05.03.10	05.02.11	05.02.15	1,540,011	7.77	23.44	23.66	25.75
07.01.10	06.30.11	06.30.15	36,900	7.93	24.75	24.87	25.75

The maximum and minimum exercise price is R$23.69 (twenty three Brazilian Reais and sixty nine cents) and weighted average remaining contractual term is 56.8 months.

The Company recognized on September 30, 2010, in its shareholders’ equity the fair value of options in the amount of R$3,006 with a corresponding expense in the statement of income.

The fair value of stock options was indirectly measured based on the pricing model Black-Scholes, based on the following premises:

09.30.10
Option expected term:
Exercise in the 1st year	3.0 years
Exercise in the 2nd year	3.5 years
Exercise in the 3rd year	4.0 years
Risk-free interest rate	6.6%
Volatility	41.0%
Dividends expected on shares	1.1%

23.1.    Expected period

The lifetime of the option expected by the Company, representing the period in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

23.2.    Risk-free interest rate

The Company uses as a risk-free interest rate the NTN-B (“National Treasury Bond”) available on the date of calculation and with maturity equivalent to the life of the option.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

23.3.    Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

23.4.    Expected dividends

The percentage of dividends used was obtained with a basis on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

23.5.    Expected inflation rate

The expected inflation rate is determined based on estimated INPC by Central Bank of Brazil, accumulated between the closing date of financial statements and the exercise date of the vested options.

On March 30, 2010, the shareholders of BRF - Brasil Foods S.A. approved, under the terms of the Association Agreement and of the stock option plan of Sadia, the migration of the options granted and not yet exercised by executives, before the association, to a new plan assumed by the Company, and that will maintain all the characteristics and conditions of the previous plan.

The composition of the options granted and not exercised as of September 30, 2010, is as follows:

				Quantity converted share		Price of converted
				based on BRF		share based on BRF
	Date			shares		shares
		Beginning	End	Options	Outstanding	Upon	Updated
Cycles	Grant date	of the year	of the year	granted	options	granting	by INPC
2006	09.26.06	09.26.09	09.26.11	936,306	262,007	21.35	26.20
2007	09.27.07	09.27.10	09.27.12	1,329,980	658,340	37.70	44.14

As of September 30, 2010 the fair value of Company’ share was R$25.75 (twenty five Brazilian Reais and seventy five cents).

The average exercise options price is R$36.73 (thirty six Brazilian Reais and seventy three cents) and the average reimaging term is 18.2 months.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The pricing model adopted and the assumptions related to definition of expected term, volatility of the share, expected dividends and inflation are the same adopted by the parent company.

On September 30, 2010 the subsidiary Sadia recognized the fair value of the options in the amount of R$1,099 (R$3,807 on December 31, 2009) in the account of other noncurrent liabilities.

The offsetting cost was recognized in net income for the period, under the heading of administrative expenses, totaling reversal of expense of R$2,708 in the nine month period ended September 30, 2010.

During the second quarter of 2010, Sadia’s executives exercised the vested right related to the stock options previously granted of 79,800 shares in the total amount of R$1,713, counterparts in treasury shares of R$76 and R$1,637 in capital reserve.

24.  SUPPLEMENTARY PLAN OF RETIREMENT AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees.

The assets and actuarial liabilities and the movement of the obligations and rights related are presented below:

	BR GAAP and IFRS
	Consolidated
	Liabilities				Statement of income
	Notes	09.30.10	12.31.09	01.01.09	09.30.10	09.30.09
Supplementary Retirement Plan- PSPP	24.1.1	-	-	-	(196)	(24)
Supplementary Retirement Plan - FAF	24.1.2	-	-	-	(44,906)	(27,992)
Plan medical	24.2.1	62,845	56,865	17,387	(2,322)	(1,995)
Penalty F.G.T.S.	24.2.2	144,699	129,368	56,015	(15,331)	(10,235)
Reward for working time	24.2.3	45,767	40,944	10,823	(4,823)	(3,808)
Indemnity for termination	24.2.4	7,276	7,326	-	50	4,878
Indemnity for retirement	24.2.5	13,167	15,225	-	2,058	5,001
		273,754	249,728	84,225	(65,470)	(34,175)

24.1.    Supplementary retirement plan

24.1.1.   PSPP

Perdigão Sociedade de Previdência Privada (“PSPP”) was created in April 1997, sponsored by the Company and its subsidiaries (except for Sadia).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The purpose of PSPP is the management of supplementary plans of benefits of retirement for the employees of the sponsors. PSPP manages two retirement plans. Plan I, which is closed to new adhesions, and Plan II, which has been in operation since April 1, 2009.

In both plans, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants), and the actuarial calculations are made by independent actuaries, on a yearly basis, according to the rules in force.

Should the participant end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor. The asset presented in the balance of the fund of reversion amounts to R$3,973 (R$251 on December 31, 2009) and was recorded by the Company in the ‘other rights’ item.

Although the plans offered by PSPP are basically of defined contribution, there is a small portion of defined benefits.

24.1.2.   FAF

The subsidiary Sadia sponsors a plan of social-security benefits, in the modality of defined benefit, intended for its employees and administered by “Attilio Francisco Xavier Fontana Foundation”.

The benefit of supplementary retirement is defined as the difference between (i) the benefit salary (updated average of the last 12 updated salaries of participation, capped at 80% of the last participation salary) and (ii) the value of the retirement paid by the official social-security regime. The benefit of supplementation is adjusted on a yearly basis at the National Consumer Price Index (“INPC”).

The actuarial regime adopted is that of capitalization for supplementation of retirements and pensions and simple sharing for the supplementations of sick pay.  The contribution of Sadia is made through a percentage that applies to the payroll of the active participants, according to the cost plan prepared on yearly basis by independent actuaries and approved by the Deliberative Council of “Attilio Francisco Xavier Fontana Foundation”.

According to the bylaws of the Foundation, the sponsoring company is jointly and severally liable for the obligations contracted by the entity with its participants and dependents.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

As from January 1, 2003, the subsidiary Sadia started to offer a benefit plan in the modality of defined contribution managed by an open-ended entity of supplementary social security, for all the employees admitted by Sadia and its subsidiaries.  The funding of the plan is proportional in relation to the basic monthly contribution (mandatory), whose portion of the subsidiary is equal to that made by the employee according to a scale of contribution based on salary ranges, which vary from 1.5% to 6% of the respective remuneration, in accordance with the ceiling of contribution that is updated every year.  The contributions made by Sadia in the nine month period ended on September 30, 2010 amounted to R$1,486, on that date the plan had 1,904 participants (1,566 participants on December 31, 2009).

24.2.    Other benefits

24.2.1.   Medical plan

The Company registered the obligations resulting from Law No. 9.656 and Deliberation of the Council of Supplementary Health No. 21/99, which guarantees to the retired employee that contributed to the health plan by reason of employment relationship, for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage enjoyed when the employment contract was in force, provided that they assume full payment.

24.2.2.   FGTS fine at the time of retirement of the employee

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees, and so by means of actuarial calculation and based on the practices of discharge that the Company acknowledged the related liability.

24.2.3.   Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered, the actuarial liability resulting from that practice was recorded in the balance sheet.

24.2.4.   Severance pay

The executive offices discharged on the initiative of the company, in addition to full pay, are eligible to receive a compensation equivalent to 0.5 salary in force at the time of discharge, for each year or fraction of year worked for Sadia.  The grant of this benefit is subject to an assessment of the career, performance and length of service of the beneficiary, actuarial liability resulting from that practice was recorded in the balance sheet.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

24.2.5.   Retirement compensation

By Deliberation of the Company, the employee that works for at least 10 years will receive a bonus, the actuarial liability resulting from this practice was recorded in the balance sheet.

The expenses incurred with all the benefits presented above were acknowledged in the statement of income in the item “other operating revenues (expenses)” and include:  interest paid, actuarial gain (loss), cost of the service and revenue expected from the asset of the plan.

The actuarial gains and losses recorded in other comprehensive income are presented below:

	BR GAAP		BR GAAP e IFRS
	Parent company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09
Balance at the beginning of the period	(1,282)	-	(1,282)	-
Changes during the period	(9,880)	-	(9,880)	-
Balance at the end of the period	(11,162)	-	(11,162)	-

25.  PROVISION FOR TAX, CIVIL AND LABOR

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflect the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in certain judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and classifies the probability of losses in such cases as possible or remote.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company’s management believes that the recorded provision for contingencies, according to CVM Deliberation No. 594/09 is sufficient to cover eventual losses related to its legal proceedings, as presented below:

25.1.    Contingencies for probable losses

The rollforward of the provision for tax, labor and legal contingencies is summarized below:

	BR GAAP
	Parent company
		Merger of				Price index
	01.01.09	company (*)	Additions	Reversals	Payments	update	12.31.09
Tax	89,306	64,127	31,337	(77,343)	(5,762)	10,617	112,282
Labor	21,959	22,434	23,868	(11,653)	(22,161)	4,131	38,578
Civil, commercial and other	7,613	5,882	18,035	(16,817)	(1,502)	(100)	13,111
	118,878	92,443	73,240	(105,813)	(29,425)	14,648	163,971

Current	29,425						58,281
Non-current	89,453						105,690

	BR GAAP
	Parent company
		Merger of				Price index
	12.31.09	company (*)	Additions	Reversions	Payments	update	09.30.10
Tax	112,282	-	28,104	(15,774)	(8,919)	6,438	122,131
Labor	38,578	401	29,944	(7,337)	(29,694)	2,971	34,863
Civil, commercial and other	13,111	123	16,801	(2,858)	(3,114)	2,827	26,890
	163,971	524	74,849	(25,969)	(41,727)	12,236	183,884

Current	58,281						58,281
Non-current	105,690						125,603

(*) The increase in 2009 is related to the merger of Perdigão Agroindustrial on March 9, 2009 while the increase in 2010 is related to the merger of Avipal Nordeste on March 31, 2010.

	BR GAAP and IFRS
	Consolidated
		Business				Price index
	01.01.09	combination	Additions	Reversions	Payments	update	12.31.09
Tax	153,219	102,708	33,992	(89,135)	(7,833)	11,867	204,818
Labor	51,623	46,306	44,572	(20,113)	(28,284)	4,563	98,667
Civil, commercial and other	14,300	80,159	23,565	(20,404)	(2,810)	3,055	97,865
Contingent liabilities	-	630,258	-	-	-	-	630,258
	219,142	859,431	102,129	(129,652)	(38,927)	19,485	1,031,608

Current	38,927						91,349
Non-current	180,215						940,259

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
		Business				Price index
	01.01.09	combination	Additions	Reversions	Payments	update	12.31.09
Tax	153,219	102,708	33,992	(89,135)	(7,833)	11,867	204,818
Labor	51,623	46,306	44,572	(20,113)	(28,284)	4,563	98,667
Civil, commercial and other	14,300	80,159	23,565	(20,404)	(2,810)	3,055	97,865
Contingent liabilities	-	630,258	-	-	-	-	630,258
	219,142	859,431	102,129	(129,652)	(38,927)	19,485	1,031,608

Current	38,927						91,349
Non-current	180,215						940,259

25.1.1.    Tax

The tax contingencies classified as probable losses involve the following main legal proceedings:

Income tax and social contribution: the subsidiary Sadia registered a R$22,846 provision (R$21,742 as of December 31,2009) related to (i) R$15,010 (R$14,242 as of December 31,2009) relating to a tax assessment notice challenging the correctness of Granja Rezende’s  taxable income (merged in 2002); (ii) R$6,271 (R$6,092 as of  December 31, 2009) relating to a tax assessment notice alleging undue offsetting of income tax withheld on Granja Rezende’s financial investments; and (iii) R$1,565 (R$1,408 as of  December 31, 2009) relating to other provisions.

CPMF over export revenues: BRF registered a provision for contingency in the amount of R$16,300 (R$22,745 as of December 31, 2009) regarding a judicial proceeding for the non-payment of the provisory contributions on financial activities (“CPMF”) charged on the income from exports. The Company’s lawsuit is currently at the Third Region Federal Court of Appeals (“TRF”), pending decision of an appeal.

ICMS: BRF is mainly involved in administrative and judicial tax disputes associated with the register of ICMS tax credits on certain transactions, such as the acquisition of consumption materials and the register of tax credits with monetary correction. The provision amounts to R$32,127 (R$34,075 as of December 31, 2009).

The subsidiary Sadia is involved in several administrative proceedings regarding ICMS, in a total amount of R$32,266 (R$30,376 as of December 31, 2009), mainly associated to customs clearance processes, debits arising from accessory obligations and register of credits on consumption materials.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

PIS and COFINS: BRF is involved in an administrative proceeding regarding the utilization of tax credits to offset federal taxes, in the amount of R$36,420 (R$33,595 as of December 31, 2009).

Other tax contingencies: the subsidiary Sadia registered other provisions related to the payment of social security contributions, PIS tax, duties and other taxes in a total amount of R$40,633 (R$39,741 as of December 31, 2009).

25.1.2.    Labor

The Company is defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

25.1.3.    Civil, commercial and others

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

25.2.    Contingencies and possible losses

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company’s management and its legal counsels.

The tax contingencies amounted to R$3,207,976 (R$2,896,378 as of December 31, 2009), of which R$578,493 (R$578,493 as of December 31, 2009) relate to the corresponding fair value estimate resulting from the business combination with Sadia (note 6), according to paragraph 23 of CVM Deliberation No. 580/09.

The most relevant aspects associated to the matter are listed below:

Profits earned abroad: On October 3, 2008, the subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$160,162 (R$155,763 as of December 31, 2009). The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

ICMS: the Company is involved in several administrative and judicial proceedings related to ICMS tax credits on the acquisition of essential products with a reduced tax burden (“cesta básica”) in the amount of R$330,845 (R$255,803 as of December 31,2009); register of ICMS tax deemed credits in the amount of R$10,608 (R$82,043 as of December 31,2009); ICMS tax benefits granted by certain states (“guerra fiscal”) in the amount of R$1,010,576 (R$877,053 as of December 31, 2009) and R$537,478 (R$350,678 as of December 31,2009) related to other cases. Company believes that the leading-case related to essential products can be settled during year 2011.

PIS and COFINS on the payment of interest on shareholder’s equity:  the Company has filed a lawsuit to challenge the levy of the PIS and COFINS taxes on the payment of interest on shareholders’ equity with respect to the 2002-2008 period for the PIS tax and to the 2004-2008 period for the COFINS tax at a total amount of R$43,212 (R$41,364 as of December 31, 2009). The company’s management and its outside counsel classify the chances of loss as possible, thus no provision has been recorded.

IPI Premium Credit: the subsidiary Sadia is a defendant in a tax foreclosure in the amount of R$380,607 (R$364.599 as of December 31, 2009), related to the offset of IPI tax premium credits against other federal taxes. The subsidiary has offset the taxes based on a final and non appealable favorable decision.

Other tax contingencies: the subsidiary Sadia has other pending administrative and judicial cases in the amount of R$466,275 (R$400,555 as of December 31, 2009) related to social security contributions R$119,878 (R$115,352 as of December 31, 2009), income tax, social contribution and withholding income tax R$155,805 (R$119,688 as of December 31, 2009), PIS and COFINS taxes R$102,722 (R$83,523 as of December 31, 2009), and others in the amount of R$87,870 (R$81,992 as of December 31, 2009).

Civil lawsuits: As of June 30, 2010, the wholly-owned subsidiary Sadia has other civil contingencies which were evaluated as possible losses by the Company’s management and legal advisors, and, therefore, no provision was recorded.

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions suits arising from investors of American Depositary Receipts (“ADR’s”) issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group.  As allowed by the CVM Deliberation No. 594/09, paragraph 92, the Company’s Management has not disclosed any additional information related to this legal suit because it could be harmful to its defense.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

26.  SHAREHOLDERS’ EQUITY

26.1. Capital stock

On September 30, 2010, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

26.2. Breakdown of capital stock

	BR GAAP and IFRS
	Consolidated
	09.30.10	12.31.09	01.01.09
Common shares	872,473,246	872,473,246	413,916,206
Treasury shares	(781,172)	(2,452,180)	(860,970)
Outstanding shares	871,692,074	870,021,066	413,055,236

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

26.3. Capital stock rollforward

	Quantity of	Capital
	shares	amount
Capital subscribed in 12.31.09	436,236,623	12,461,756
Split of shares	436,236,623	-
Completion of issuance costs	-	(1,285)
Capital subscribed in 09.30.10	872,473,246	12,460,471

26.4. Treasury shares

The Company has 781,782 shares of treasury stock (after the stock split mentioned in item 26.1 above), acquired in previous fiscal years with funds from appropriated retained earnings, at the average cost of ninety-five cents of Brazilian Reais (R$0.95) per share, for future disposal or cancellation.  The decrease in the number of shares of treasury stock took place because of the exercise of the stock options of Sadia executives.

On September 30, 2010, the Management´s Company recorded under treasury shares the total of 1,507,210 shares of its issuance and owned by the subsidiary Sadia, such shares were recorded in Sadia’s financial statements in the subgroup of marketable securities. These shares were received as proceeds from the sale of the interest in Concórdia Holding Financeira to HFIN Participações S.A. and are attached to a granted purchase option that can be exercised any time and will expire in 360 days. The treasury shares were recorded in shareholders’ equity at the acquisition cost and the difference between this amount and the amount recorded by Sadia was reclassified to other receivables.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

27.  EARNINGS (LOSSES) PER SHARE

	09.30.10	09.30.09
Basic numerator:
Net income (loss) for the year attributable to BRF shareholders	443,948	101,017

Basic denominator:
Ordinary shares	872,473,246	872,473,246
Weighted average number of outstanding shares
(except treasury shares)	870,615,818	515,309,022
Net earnings (loss) per share - basic - R$	0.5099	0.1960

	09.30.10	09.30.09
Diluted numerator:
Net income (loss) for the year attributable to BRF shareholders	443,948	101,017

Diluted denominator:
Weighted average number of outstanding shares - basic
(except treasury shares)	870,615,818	515,309,022
Weighted average number of potential shares (stock options)	1,896,647	1,420,494
Weighted average number of outstanding shares - diluted	872,512,465	516,729,516
Net earnings (loss) per share - diluted - R$	0.5088	0.1955

On September 30, 2010, the total quantity of 920,347 common stock options were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect could not be diluted.

28.  RELATED PARTIES – PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loan agreed on normal conditions of market for similar transactions, based on contract.

28.1. Transactions and balances

On September 30, 2010, the balances of the assets and liabilities and transactions that influenced the result are demonstrated below:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Balance sheet
	09.30.10	12.31.09	01.01.09
Accounts receivable
Perdigão Agroindustrial S.A.	-	-	29,064
Instituto Perdigão de Sustentabilidade	-	-	4,867
Sino dos Alpes Alimentos Ltda.	-	-	910
Avipal Nordeste S.A.	-	11,219	8,957
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	1,772
UP! Alimentos Ltda.	3,444	2,684	-
Perdigão Europe Lda.	122,831	172,229	1,237
Perdigão International Ltd.	134,635	545,696	-
Sadia S.A.	14,321	5,886	-
	275,231	737,714	46,807

Dividends and interest on the shareholders’ equity receivable
Avipal S.A. Construtora e Incorporadora	5	5	5
Sadia S.A.	-	36,646	-
	5	36,651	5

Loan contracts
Perdigão Agroindustrial S.A.	-	-	(66,426)
Instituto Perdigão de Sustentabilidade	5,722	5,240	-
Avipal Nordeste S.A.	-	(3,328)	-
Perdigão Trading S.A.	(554)	2,467	-
Perdigão International Ltd.	(11,933)	(10,056)	-
Highline International Ltd.	(3,090)	(3,175)	-
Establecimiento Levino Zaccardi y Cia S.A.	3,948	4,058	7,874
	(5,907)	(4,794)	(58,552)

Trade accounts receivable
Perdigão Agroindustrial S.A.	-	-	6,081
Sino dos Alpes Alimentos Ltda.	85	85	8,062
Avipal Nordeste S.A.	-	14,404	24,961
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	89
UP! Alimentos Ltda.	3,610	1,706	3,813
Perdigão International Ltd.	1,432	1,209	-
Sadia S.A.	3,752	1,269	-
	8,879	18,673	43,006

Advance for future capital increase
VIP S.A. Empreendimentos e Participações Imobiliárias	100	-	-
PSA Laboratório Veterinário Ltda.	-	20,577	-
	100	20,577	-

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Other rights and obligations
Avipal Nordeste S.A.	-	50,016	-
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	-
Perdigão Trading S.A.	410	410	-
Perdigão International Ltd.	(630,233)	(949,654)	-
Establecimiento Levino Zaccardi y Cia S.A.	1,784	1,097	-
Avipal Centro Oeste S.A.	(39)	43	-
Sadia S.A.	(11)	-	-
	(628,089)	(898,088)	-

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. and K&S Alimentos S.A. which are affiliates.

The BRF participates in loan transactions, please find below a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of the quarterly information:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Counterparty		Balance
Creditor	Debtor	09.30.10	Interest rate
BFF International	Perdigão International	723,333	1.8% p.a. + E.R. - US$
BFF International	Wellax Food Comércio	493,464	8.0% p.a. + E.R. - US$
Crossban Holdings	Perdigão International	183,944	Eurolibor + E.R. - EURO
Perdigão Europe Lda.	Perdigão Holland BV	37,525	8.0% p.a. + E.R. - EURO
Perdigão Holland BV	Plusfood BV	18,483	6.0% p.a. + E.R. - EURO
Sadia S.A	Instituto de Sustentabilidade Sadia	8,963	12% p.a

28.2. Other related parties:

The wholly-owned subsidiary Sadia entered into an operational leasing agreement with FAF. The total rent expense for the nine month period ended September 30, 2010 amounted R$7,965, the lease monthly payments were established in an arms-length transaction basis.

28.3. Management remuneration:

The key personnel of management include the directors and officers, members of the executive committee and the chief of internal audit, on September 30, 2010, there were 24 professionals in Parent Company and 41 professionals in consolidated and on December 31, 2009, 24 professionals in Parent Company and 67 professionals in consolidated.

The total remuneration and benefits paid and recorded on the consolidated statement of income to these professionals are demonstrated below:

	BR GAAP and IFRS
	Consolidated
	09.30.10	09.30.09
Salary and profit sharing	31,289	20,651
Short-term benefits of employees (a)	1,011	884
Post-employment benefits	123	478
Severance benefits	2,619	2,608
Stock-based payment	793	-
	35,834	24,621

(a)      Comprises:  Medical assistance, educational expenses and others.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The value of the participation in the results paid to each officer in any fiscal year is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Audit Committee are compensated for each meeting that they attend to.  The members of the Board of Directors and Audit Committee have no employment connection with the Company or provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

All relationships among related parties were disclosed regardless if there were transactions between such parties.

All transactions and balances among related parties were properly eliminated for consolidation purposes and might be commercial or financial.

29.  SALES REVENUE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09
Income revenue:
Domestic sales	6,088,396	4,781,547	11,687,326	7,505,683
Foreign sales	2,999,336	2,377,016	6,981,636	4,671,355
	9,087,732	7,158,563	18,668,962	12,177,038
Deductions from gross revenue:
Sales tax	(873,662)	(705,756)	(1,957,693)	(1,280,602)
Refunds and rebates	(268,594)	(210,892)	(430,246)	(296,830)
	(1,142,256)	(916,648)	(2,387,939)	(1,577,432)
	7,945,476	6,241,915	16,281,023	10,599,606

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

30.  RESEARCH AND DEVELOPMENT

Consists of expenditures with internal research and development of new products, recognized, when incurred in the statement of income. The total expenditure with research and development for the nine month period ended September 30, 2010  was R$10,777 in the parent company and R$14,903 in the consolidated (R$10,963 in the parent company and R$12,333 in the consolidated on September 30, 2009).

31.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09
Salaries and social charges	744,638	553,494	1,625,824	972,929
Social security cost	180,354	134,490	390,242	237,841
F. G. T. S.	51,155	39,071	108,572	66,760
Medical assistance	37,269	27,985	89,549	53,133
Supplementary retirement plan	4,984	3,257	8,935	6,303
Profit sharing	19,682	0	33,004	9,215
Other benefits	135,364	103,628	296,441	176,778
Provision for contingencies	22,607	10,328	22,937	12,238
	1,196,053	872,253	2,575,504	1,535,197

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

32.  OTHER OPERATING REVENUES (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09
Revenues:
Net gains from the disposal of fixed assets	-	9,529	8,701	24,118
Net gains from the disposal of investments	-	12	-	12
Insurance indemnity	7,392	121,842	7,242	122,166
Benefit plan	-	-	44,906	-
Expenses recovery	-	-	22,384	16,414
Scrap sales	-	-	5,007	1,341
Other revenues	574	2,865	8,630	4,806
	7,966	134,248	96,870	168,857
Expenses:
Net losses from the disposal of fixed assets	(5,420)	-	(8,900)	(773)
Net losses on disposal of fixed	-	-	-	(17,095)
Net losses on disposal of investments	(54,676)	(23,853)	(111,885)	(33,953)
Idleness costs	(6,394)	(137,056)	(6,470)	(135,202)
Managements and employees participation	(51,046)	-	(64,366)	(15,219)
Project cancellation	-	-	(3,061)	-
Contract indemnification	-	-	(25,543)	(4,112)
Other employee benefits	(14,411)	(15,543)	(20,368)	(18,359)
Provision for tax risks	-	(6,403)	(3,822)	(8,348)
Provision for civil risks	(8,136)	-	(8,136)	-
Commercial agreements	-	-	(7,003)	-
Business combination acquisition costs	-	(44,002)	-	(44,002)
Other expenses	(3,790)	(5,800)	(8,645)	(16,068)
	(143,873)	(232,657)	(268,199)	(293,131)
Other operating expenses	(135,907)	(98,409)	(171,329)	(124,274)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

33.  FINANCIAL INCOME (EXPENSES), NET

		BR GAAP	BR GAAP and IFRS
	Parent company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09
Financial revenues:
Interest on financial investments:	3,098	1,616	10,942	22,140
Exchange rate variation on financial investments	19,584	73	26,200	37,737
Interest on assets	22,852	17,618	24,178	20,628
Exchange rate variation on assets	52,835	37,815	46,924	51,226
Monetary variation on assets	-	-	11,782	4,643
Interest of financial assets classified as:	64,000	71,896	137,061	105,988
Available for sale	-	-	38,975	23,569
Held for negotiation	64,000	71,896	98,086	82,419
Gains from transactions with derivatives	30,243	-	19,842	7,663
Revenue from the interest on loans to related parties	601	850	7,279	1,226
Gains from the conversion of investments abroad	-	-	59,177	27,505
Present value adjustments	33,006	-	106,854	-
Revenue from foreign exchange variation on loans	95,672	539,832	99,109	551,942
Revenue from foreign exchange variation on other liabilities	176,566	426,880	164,210	420,122
Financial revenues from the acquisition of raw materials	3,794	11,583	3,794	11,583
Other revenues	7,782	2,155	52,930	5,542
	510,033	1,110,318	770,282	1,267,945
Financial expenses:
Interest on loans	(112,658)	(132,881)	(390,768)	(313,287)
Exchange rate variation on loans	(153,600)	(54,660)	(142,094)	259,123
Interest on liabilities	(18,866)	(11,336)	(19,524)	(13,949)
Exchange rate variation on liabilities	(140,408)	(9,774)	(115,919)	(54,414)
Financial expenses on the acquisition of raw materials	(13,167)	(7,130)	(13,167)	(17,762)
Losses from transactions with derivatives	(85,647)	(285,282)	(75,284)	(284,673)
Losses from the conversion of investments abroad	-	-	(123,773)	(256,863)
Interest expenses on loans to related parties	(63,014)	(57,376)	-	-
Present value adjustments	(36,809)	-	(90,441)	-
Expense from foreign exchange variation on investments	(25,617)	(24,841)	(30,680)	(18,556)
Expense from foreign exchange variation on other assets	(48,960)	(173,738)	(44,165)	(179,399)
Other expenses	(7,356)	(44,111)	(55,092)	(98,178)
	(706,102)	(801,129)	(1,100,907)	(977,958)
Financial income (expense), net	(196,069)	309,189	(330,625)	289,987

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

34.  STATEMENT OF INCOME BY NATURE

The Company presents its statement of income by function and thus is presented below the statement of income by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09
Costs of sales:
Costs of inventories	4.848.059	4.116.157	9.248.805	6.477.306
Depreciation	230.439	238.256	454.094	426.944
Amortization	293	-	26.958	6.431
Salaries and benefits to employees	897.107	675.473	1.692.681	1.083.413
Others	513.840	413.409	968.291	659.113
	6.489.738	5.443.295	12.390.829	8.653.207
Administrative expenses:
Depreciation	2.538	5.874	2.338	7.606
Amortization	2.799	-	7.293	1.216
Salaries and benefits to employees	65.923	43.515	101.243	84.619
Others	88.279	38.173	135.532	43.056
	159.539	87.562	246.406	136.497
Expenses from sales:

Depreciation	11.040	7.703	14.885	15.961
Amortization	39	-	13.816	3.808
Salaries and benefits to employees	224.061	160.880	508.621	299.588
Others	773.580	613.868	2.013.405	1.375.177
	1.008.720	782.451	2.550.727	1.694.534

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

35.  INSURANCE COVERAGE– CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not reviewed by our independent accountants.

		09.30.10
		Not reviewd
		Values at	Amount of
Insured property	Coverage	risk	coverage
	Fire, lightning, explosion, windstorm, deterioration
Inventories and fixed assets	of refrigerated products, breakdown of machinery,
	loss of profit, and others	19.340.563	1.111.728
National transport	Road risk and civil Liability of cargo carrier	23.604.930	10.290.259
International transport exports	-	2.375.189	1.308.454
International transport imports	-	358.000	395.590
General civil liability and for directors and officers	Third party complaints	48.861.845	227.041
Credit	Client default	4.525.014	10.390.988

36.  NEW RULES AND PRONOUCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and its application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IFRIC 19 Termination of the financial liabilities with property instruments:

On November 2009, IFRIC issued interpretation 19. The interpretation explained the recording by an entity when the periods for a financial liability are renegotiated and result in the issuance by the entity of property instruments to a creditor of the entity to terminate all or part of the financial liability (conversion of the debt).  This requires that a gain or loss must be acknowledged in the result, which is measured as the difference between the book value of the financial liability and the fair value of the property instruments issued.  If the fair value of the financial instruments issued cannot be measured in a reliable manner, the property instruments must be measured to reflect the fair value of the terminated financial liability.   The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company or controller.  This statement will apply to the financial statements for the fiscal years initiated on or after July 1, 2010.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

IFRIC 14 Pre-payments of applications of minimum investments:

On November 2009, IFRIC issued amendments to interpretation 14. The amendments sought to permit the acknowledgment as an asset of some voluntary anticipated payments to minimum contributions to funds.  The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company.  The amendments apply to the financial statements for the fiscal years initiated on or after January 1, 2011.

IFRS 7 Disclosures of transfers of financial assets:

On January 2010, IASB issued changes to IFRS 1 and IFRS 7, which address aspects of disclosure of comparative information of financial instruments.  These amendments are effective for yearly periods initiated on/or after July 1, 2010. The Management of the Company understands that the amendments to this interpretation will not affect the financial statements.

IAS 32 Classification of issuance of rights:

On October 2009, IASB issued a review of rule IAS 32, which deals with contracts that will be or may be liquidated by means of property instruments of the entity and establish that rights, options or guarantees to acquire a fixed quantity of shares of an entity for a fixed amount of some currency are property instruments.  The amendment to this rule is effective for yearly periods initiated on/or after February 1, 2010. The amendments to this rule shall not impact the financial statements of the Company.

Improvements on IFRSs 2010:

In May 2010, IASB issued a review of rules IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The amendment to rule IFRS 3 is effective for the yearly periods starting on/or after July 1, 2010. The other changes to the rules are effective for yearly periods starting on/or after January 1, 2011. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

37.  SUBSEQUENT EVENTS

On March 5, 2011, a small fire broke out at the slaughterhouse located in Nova Mutum in Mato Grosso state. The production of the unit will be temporarily absorbed by other BRF’s plants, to avoid compromising the delivery of services to customers and consumers. The Nova Mutum unit slaughters 230,000 chickens a day and its production is earmarked for the domestic and foreign markets.

The Company has fire insurance and the causes of the incident are being investigated by the engineering and technical specialist teams.

Company management does not expect any significant impacts resulting from this casualty in the financial statements.

On May 10, 2011 as diclosed through the annoucement to the market issued by the Company the Federal Government Attorney’s Office at the CADE has published a report PROCADE 8012.004423/2009-18 on the business combination transaction involving Sadia and BRF (previously denominated Perdigão).

PROCADE has suggested to the CADE that the transaction be approved, conditional to certain restrictions, considering:

(i)     effectively permit a third economic entity to contrast the marketing power generated by BRF; and/or

(ii)    allow BRF to share with consumers the efficiencies resulting from the transaction.

According to the Report, the hypothesis of rejection of the transaction would only arise should no alternative be found that meets the requirements indicated.

PROCADE’s report is neither final nor binding being a supporting document to the final ruling on the transaction to be issued by CADE, which is not limited to the terms of the report.

38.  APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

The restatement of the quarterly information for the three and six month period ended on September 30, 2010 was approved and its disclosure authorized by the Board of Directors on May 11, 2011.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Board Members	Manoel Cordeiro Silva Filho
Board Members	João Vinicius Prianti
Board Members	Décio da Silva
Board Members	Rami Naum Goldfajn
Board Members	Luís Carlos Fernandes Afonso
Board Members	Walter Fontana Filho
Board Members	Roberto Faldini

AUDIT COMMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Council Members	Osvaldo Roberto Nieto
Council Members	Jorge Kalache Filho

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Human Resources	Gilberto Antônio Orsatto
Vice President of Dairy Operations	Fábio Medeiros Martins da Silva
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controllership Manager

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and corporate functions, examined:

(i)  the unqualified special review report issued by KPMG Auditores Independentes related to the quarterly information for the three and nine month period ended September 30, 2010;

(ii) the Management’s Report for the three and nine month period ended September 30, 2010

(iii)    the quarterly information (Parent Company and Consolidated) for the three and nine month period ended September 30, 2010.

Based on the documents examined and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the quarterly information above identified.

São Paulo, May 11, 2011.

Attílio Guaspari

Fiscal Council President and

Financial Expert

Osvaldo Roberto Nieto

Fiscal Council Member

Jorge Kalache Filho

Fiscal Council Member

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

STATEMENT OF EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

In compliance with the provisions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF - Foods Brazil S.A., states:

(i)  reviewed, discussed and agreed with the Company's quarterly information for the three and nine month period ended September 30, 2010; and

(ii) reviewed, discussed and agreed with the unqualified special review report issued by KPMG’s related to the quarterly information for the three and nine month period ended September 30, 2010.

São Paulo, May 11, 2011.

José Antônio do Prado Fay

Chief Executive Officer Director

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni

Export Market Executive Officer

Gilberto Antônio Orsatto

Human Resources Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Comments, see table 12.01.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

3rd Quarter 2010

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) is pleased to present its financial results for the third quarter 2010 (3Q10). These reflect the efforts taken to achieve growth in operating income as a result of a good domestic market performance as well as the consistent recovery in exports, the latter despite the challenges of foreign exchange rate pressures and rising agricultural commodities prices.

Net sales reached R$ 5.7 billion, an increase of 7.7% in relation to 3Q09 and 3.1% higher when compared with 2Q10. This performance reflects favorable trading conditions in the domestic market for processed products as well as expected improvements in exports, more especially in the Far East, Middle East, Eurasia and Africa. EBITDA reached R$ 617.4 million, 137.6% higher than 3Q09 and equivalent to an EBITDA margin of 10.8%. Net income were R$ 211.4 million, corresponding to a 3.7% net margin, and a gain of R$ 40 million compared with 2Q10. The significant 660 basis points reduction in costs for the period was also a key driver behind better results and offsetting the increase in operating expenses - the latter already built into our forecasts as a result of the necessary investments in marketing as well as expanded IT systems, and consultancy fees related to the merger process with Sadia.

We continue to await the approval of the anti-trust authorities, the Administrative Council for Economic Defense (CADE), allowing us to finalize the merger of the BRF and Sadia operations. As we have already emphasized in an announcement to the market, we are confident of CADE approval based on the technical arguments which, from our point of view, characterize the operation as pro-competition.

As we are unable to integrate important aspects of the Company’s business while CADE approval is pending, we are focusing our attention on the management of markets, cost savings and incorporation of existing strategies into the business. Our expectations are for a positive fourth quarter due to growth in processed food consumption in the domestic market, especially traditional products characteristic of the year-end holiday season. In line with our forecasts, export markets continue strong on the back of demand for protein.

Despite positive perspectives, we are concentrating our efforts on alleviating pressures arising from a strengthening foreign exchange rate - which is reducing export revenues. The escalating prices of our leading raw materials –

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

corn and soybeans, besides the increase in prices of cattle in sport market – also require of us a review of prices to ensure profitability, more especially in the case of export markets.

BRF Brasil Foods was selected as leader in the ranking of Brazilian companies analyzed in the Transparency in Sustainability in Ibovespa Companies 2010 study. The survey was conducted by the Management & Excellence (M&E) consultancy in conjunction with Revista Razão Contábil and the support of IBRI – the Brazilian Institute for Investor Relations. The M&E study, prepared for the fourth consecutive year, evaluated the companies on the basis of 123 criteria of transparency based on initiatives related to Corporate Governance, Sustainability and Social Responsibility.

The Institutional Investor ranking placed BRF and its executives as the best in Latin America in the Food & Beverages sector in 'The 2010 Latin America Investor Relations Perception Study' with the best CEO, CFO, IR Team and IR Program.

This month we are commemorating the anniversary of our capital markets listing - 30 years in the case of BM&FBovespa and 10 years of trading on the NYSE – New York Stock Exchange. To celebrate this occasion, management is to announce company results on BRF Day, beginning with an APIMEC National presentation in São Paulo on November 16 followed by the opening of the trading session at the invitation of BM&FBovespa. The event at the NYSE will take place on November 23, also with a presentation to investors, with BRF management ringing the Opening Bell. We are looking forward to meeting our investors and research analysts at the events, the principal focus of which is to intensify the relationship between management and the capital markets.

São Paulo, November 2010.

José Antonio do Prado Fay

Chief Executive Officer

Luiz Fernando Furlan Co-Chairman of the Board of Directors	Nildemar Secches Co-Chairman of the Board of Directors

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Indicators

3rd Quarter 2010

        Net sales totaled R$ 5.7 billion, a 7.7% improvement with a growth of 9.4% in the domestic market and 5.4% in export sales.

          Total sales of the meat, dairy and processed products businesses were 1.5 million tons, a 9.3% increase.

          Gross profits amounted to R$ 1.4 billion, a 46.8% rise.

          EBITDA reached R$ 617.4 million, 137.6% up for the quarter on the back of the performance in the Company’s markets and the reduction in costs for the period.

          Net income was R$ 211.4 million, corresponding to a net margin of 3.7%.

Financial trading volume in the Company’s shares posted an average of US$ 43.9 million/day during the year, 22.9% less, reflecting the primary share offering and the merger of shares in 3Q09.

HIGHLIGHTS	3Q10	3Q09	% Ch.

Net Sales	5,702	5,294	8%
Domestic Market	3,364	3,075	9%
Exports	2,338	2,218	5%
Gross Profit	1,415	964	47%
Gross Margin	24.8%	18.2%	660 bps
EBIT(1)	426	73	482%
Net Income	211	185	14%
Net Margin	3.7%	3.5%	20 bps
EBITDA	617	260	138%
EBITDA Margin	10.8%	4.9%	590 bps
Earnings per Share(2)	0.24	0.43	-
(1)Operating income before other operating results and equity accounting
(2) Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010 in the 3Q09 basis

(The variations mentioned in this report are comparisons between first nine months of 2010 (9M10) in relation to the period from January 1 to September 30 2009 (9M09) or the 3rd quarter of 2010 (3Q10) in relation to the 3rd quarter 2009 (3Q09). Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified, for comparative accumulative results.  The pro-forma financial statements are to be found in attachments II and III of this report. The results for 3Q10 compared with 3Q09 already fully reflect the consolidation of results for BRF  and Sadia in the light of the incorporations concluded in July 2009).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Quarterly Ebitda

Operating and Financial Information

Accumulated 2010

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Net Sales	16,281	10,600	54%	16,281	15,630	4%
Domestic Market	9,506	6,085	56%	9,506	8,863	7%
Exports	6,775	4,514	50%	6,775	6,768	0%
Gross Profit	3,890	1,946	100%	3,890	2,989	30%
Gross Margin	23.9%	18.4%	550 bps	23.9%	19.1%	480 bps
EBIT(1)	1,093	115	847%	1,093	130	744%
Net Income	444	101	339%	444	203	118%
Net Margin	2.7%	1.0%	170 bps	2.7%	1.3%	140 bps
Adjusted Net Income(2)	444	233	90%	444	335	32%
Adjusted Net Margin	2.7%	2.2%	50 bps	2.7%	2.1%	60 bps
EBITDA	1,676	512	227%	1,676	807	108%
EBITDA Margin	10.3%	4.8%	550 bps	10.3%	5.2%	510 bps
Earnings per Share(3)	0.51	0.23	-	0.51	0.47	-
(1) Operating income before other operating results and equity accounting
(2) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
(3) Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010 in the 3Q09 basis

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sectoral Performance

The global economy has reported weakness in relation to the third quarter due to the phasing out of economic stimulus packages implemented during 2009.

Brazil also posted some deceleration in economic activity between July and September although not enough to prevent a positive evolution. The unemployment rate measured by the IBGE posted 6.2% of the EAP in September, the lowest level for the series on record. Additionally, inflation rates should not increase as the economy continues to grow.

However, US dollar devaluation against the Real is negatively impacting   Brazilian export revenues when translated into local currency.

Exports – Physical exports of chicken meat posted year on year growth of 9%  and for the first nine months of 2010, by 5% against 2009, and close to growth forecasts made early this year. The good export volume performance is largely due to shipments to China, Turkey and Egypt. Sales of beef rose 1.8% quarter on quarter. Again, a key export market was Egypt. Despite the volume of pork meat shipments reporting a dip of 1.2% against 2Q10, prices remained at high levels. During the year, the average value of pork meat exports was 13.6% higher than recorded in 2009.

However, the market for pork meats is not the only one revealing price buoyancy. International chicken meat prices also rose 11.5% YTD 2010 (in relation to the same period in 2009) and close to pre-crisis levels. Average beef prices increased 17% on the same comparative basis.

Domestic Consumption – Commercial retail sales volume reported a 2% increase from July to August based on IBGE figures. Check payment referrals to the São Paulo Commercial Association’s Central Credit Protection Service – SCPC - an indicator of commercial activity - reported growth in both September and October, a sign that consumer confidence remains strong. Thus, the outlook is for consumption to remain robust throughout 4Q10 and that this virtuous cycle will generate more employment and higher overall incomes.

Raw materials – Between July and September 2010, average corn prices on the domestic market rose 7.5% compared with the preceding quarter. The increase was due to rising international prices which in turn stimulated Brazilian producers to increase exports, reducing domestic supplies - a trend reinforced by the Producer Distribution Program (PEP). However, it is worth pointing out that average prices are still 11% lower than those prevailing in 2009.

The average price of soybeans in 3Q10 increased 16.8% against 2Q10 although this is still 11.6% less in relation to 3Q09. Unprocessed soybean prices came under pressure due to prospects for reduced crops and world inventory in 2011.

Perspectives - China has raised domestic interest rates to slow the growth in a real estate bubble. However, the increase was only a modest one and will not have any marked impact on the country’s growth trajectory. In the United States, uncertainty surrounds the efficacy of expansionist monetary policy since the injection of liquidity is not being channeled to the consumer in full. Thus, the evolution of the credit channels will have to be monitored to verify if recent initiatives will indeed have an impact on US economic activity.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In Brazil, the new government is expected to maintain public spending and at the same time continue policies of increasing income via the minimum wage and the family grant system (‘bolsa família’), thus contributing to the sustainability of domestic demand. The appreciated foreign exchange rate will contribute to mitigating inflationary pressures, thus translating into a benign combination of a strengthening economy with low inflation.

Investments and Projects

A total of R$ 224.9 million was dedicated to capital expenditures during the quarter and directed towards the expansion in capacity, operational improvements, productivity and new industrial units in Lucas do Rio Verde-MT, Vitória de Santo Antão-PE and Bom Conselho-PE. Investment in poultry and hog breeder stock amounted to R$ 86.7 million in the quarter. As a result, consolidated investments during the year so far totaled R$ 729.5 million, and are expected to surpass the R$ 1 billion mark for the year as a whole. We underscore that investments necessary for organic growth are at lower levels due to the additional capacity created by new industrial units that were brought on stream at the end of last year and expected to be operating at full capacity by the end of 2011.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Investments

Information Technology – In 2010, the Information Technology area has prioritized the preparation of an integrated systems platform to support the merger between Perdigão and Sadia. Many of the synergies identified in the Integration Project will be captured once these investments have been concluded. The project, which will be take approximately 18 months, involves about 200 people in 4 stages: 1) Upgrade of the SAP system to increase processing capacity; 2) Construction of the Initial Platform; 3) Development of the HR SAP system; and 4) the roll-out of SAP APO – Advanced Planning Optimization. All stages are integrated and critical to the creation of a complete platform to support the Company’s expected international expansion.

In 2011, the principal focus will be on the conclusion of this project and the unification of IT operations. Synergies will also be captured in the IT area itself due to the increase in scale and optimization of functions analogous between the two companies. In addition, IT will undergo a restructuring in order to better serve BRF’s operations with more focus on supporting and developing our businesses. We shall also begin a process of international standardization of all our platforms at all our operations to ensure lower operating and maintenance costs.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Performance

Production

During the quarter, the poultry and hog slaughter held steady although meat production was up 4%, reflecting operational improvements. The dairy products business increased 7% with the start up of production from the new Bom Conselho plant in the state of Pernambuco. Other processed products reported growth of 40%, most notably in the form of margarines, pastas and pizzas as well as the launch of canapés.

				Pro Forma
PRODUCTION	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.
Poultry Slaughter (million heads)	419	420	(0%)	1,210	1,155	5%
Hog/ Cattle Slaughter (thousand heads)	2,743	2,680	2%	7,893	7,709	2%
Production (thousand tons)
Meats	1,042	1,006	4%	2,983	2,820	6%
Dairy Products	300	279	7%	830	777	7%
Other Processed Products	128	91	40%	348	298	17%
Feed and Premix (thousand tons)	2,696	2,635	2%	8,006	7,714	4%

Domestic Market

Net sales amounted to R$ 3.4 billion, an 9.4% increase. The domestic market continued to experience good demand and our market share remained steady for the principal product categories. The business climate however was dominated by strong cost pressures, principally the result of agricultural commodity prices. Consequently, we have begun to increase our prices in various markets to ensure that there is no margin reduction. We also had price increases to markets for our in-natura products.

The food services channel continues to report a good performance with demand on the boost thanks to effective salary increases and an enlarged varied selection of products on offer. The rising affluence of the class C social group has been instrumental in sustaining growth in both volumes and margins.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales DM

	THOUSAND TONS			R$ MILLION
Domestic Market	3Q10	3Q09	% Ch.	3Q10	3Q09	% Ch.
Meats	467	444	5	2,078	1,959	6
In Natura	114	94	20	512	358	43
Poultry	75	59	26	285	212	34
Pork/Beef	39	35	10	226	146	55
Elaborated/Processed (meats)	354	349	1	1,567	1,600	(2)
Dairy Products	291	268	8	609	591	3
Milk	239	216	11	422	405	4
Dairy Products	51	53	(2)	187	186	0
Other Processed	122	101	20	551	399	38
Soybean Products/ Others	112	90	24	126	127	(1)
Total	992	903	10	3,364	3,075	9
Processed	527	503	5	2,305	2,185	5
% Total Sales	53	56		69	71
	THOUSAND TONS			R$ MILLION
Domestic Market - CL	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.
Meats	1,310	807	62	5,857	3,489	68
In Natura	287	165	74	1,298	619	110
Poultry	178	116	54	679	404	68
Pork/Beef	109	50	120	618	215	188
Elaborated/Processed (meats)	1,023	642	59	4,559	2,869	59
Dairy Products	821	752	9	1,719	1,644	5
Milk	672	597	13	1,204	1,115	8
Dairy Products	149	155	(4)	515	529	(3)
Other Processed	345	155	123	1,535	629	144
Soybean Products/ Others	302	296	2	396	323	23
Total	2,778	2,010	38	9,506	6,085	56
Processed	1,517	951	59	6,609	4,028	64
% Total Sales	55	47		70	66

Meat – Sales revenue in 3Q10 rose 6.1% and volumes, 5.3%, with a gain of 660 basis points in profitability of added value products. Average price increase was 0.7% due to the sales mix which incorporated growth of 20.2% in volumes of in-natura items and an increase in the sales of specialty meat products with lower average prices albeit with increased margins.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dairy Products – Product volumes rose 8.4% in 3Q09 and equivalent to an increase of 3.1% in revenues. The average costs of milk collection continued under pressure and reflecting in the margins for this segment. When compared to 3Q09 and the year as a whole when the segment reported a more positive performance, average sale prices for the quarter under review were 4.9% lower.

Other processed products – Revenues and volumes were 38% and 20% higher, respectively, representing a 420 basis points improvement in operating result. Margarines, pastas and pizzas put in a particularly strong performance in addition to the product launches in this segment.

Market Share - %

In Volumes

Source: Ac Nielsen – Accumulated 2010

*Preliminary data

Exports

In line with Company forecasts, exports continue to report an improvement in margins and a recovery in demand and prices in the leading markets. Exports totaled R$ 2.3 billion, an increase of 5.4% in sales revenue and 10.4% by volume. Average US Dollar prices-FOB (Free on Board) was stable in relation to 3Q09. The average currency translation impact was 6.2% in 3Q10 compared with 3Q09 resulting in an average decline of 4.5% in prices in Brazilian Reais and consequently, a reduction in export revenues in local currency terms.

Meat – Meat volumes posted an increase of 10.6% and revenue 6.7% higher. Average prices fell 3.5% in Reais due to the currency translation effect. However, Middle Eastern and European markets have been registering an improved performance.

Dairy Products – BRF recorded a reduction in shipped dairy product volume of 47% due to a continued scenario of weaker international demand and with inventory levels still high in the principal producing regions. This was despite a recovery in average prices of 50.3% in Brazilian Reals, with the business focused principally on markets in the Middle East and Africa, and an improved export mix contributing to better margins.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Export Markets

	THOUSAND TONS			R$ MILLION
Exports	3Q10	3Q09	% Ch.	3Q10	3Q09	% Ch.
Meats	595	538	11	2.316	2.171	7
In Natura	501	471	6	1.878	1.824	3
Poultry	426	396	8	1.482	1.481	0
Pork/Beef	75	75	(1)	396	343	16
Elaborated/Processed (meats)	93	66	41	438	347	26
Dairy Products	0	1	(47)	2	3	(21)
Milk	-	0	-	-	2	-
Dairy Products	0	0	-	2	1	139
Other Processed	7	4	68	15	16	(3)
Soybean Products/ Others	6	9	(30)	4	29	(85)
Total	608	551	10	2.338	2.218	5
Processed	101	71	43	456	364	25
% Total Sales	17	13		19	16
	THOUSAND TONS			R$ MILLION
Exports - CL	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.
Meats	1,734	1,099	58	6,712	4,452	51
In Natura	1,470	951	55	5,478	3,665	49
Poultry	1,255	797	57	4,344	2,947	47
Pork/Beef	215	154	40	1,134	718	58
Elaborated/Processed (meats)	264	148	79	1,234	787	57
Dairy Products	2	3	(29)	13	16	(17)
Milk	0	2	(91)	1	11	(91)
Dairy Products	2	1	93	12	5	143
Other Processed	11	5	145	45	17	164
Soybean Products/ Others	6	9	(30)	4	29	(85)
Total	1,753	1,115	57	6,775	4,514	50
Processed	278	154	81	1,292	810	60
% Total Sales	16	14		19	18

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The Company reported the following performance in its leading overseas markets in the period:

    Europe –  Although the economy weakened in certain countries such as Portugal, Ireland, Greece and Spain, we were able to report an improvement in performance for the region overall due to pricing pressure on the commodities most used by the company – corn and soybeans. This was instrumental in allowing the Company to increase its prices for meat products in the European market.

    Middle East – This market is currently at the recovery stage in prices and demand following the normalizing of supply which was running at high levels due to strong export flows both from the United States and Brazil.

      Far East – The Japanese market continues to indicate improving import prices. After a turbulent period, the Hong Kong market’s commercial flows of imported products have stabilized. Meanwhile, demand from China continues buoyant, notably following the installation of an office in the financial center of Shanghai to provide support to our team as well as enhanced customer relationship.

      Eurasia – Sales to this market continue robust in relation to demand both for poultry as well as pork meat.

       Africa, Americas and Other Countries – Stronger demand from Africa was responsible for better volumes and prices, in particular for processed products.

Exports by Region - CL

 (% net sales revenue)

 Net Sales  – Net sales reached R$ 5.7 billion in 3Q10, 7.7% higher and an increase of 3.1% in relation to 2Q10 due to the good performance  for both domestic and export markets.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Breakdown in Net Sales (%) - CL

For the first nine months of the year, the Company reported net sales revenue of R$ 16.3 billion, a 4.2% improvement on a pro-forma basis and 53.6% higher by Corporate Law criteria and incorporating the results for Sadia as from July 2009.

Cost of Sales – Cost of sales fell 1.0% and reflected in a gain in margin of 660 basis points from 81.8% to 75.2% as a percentage of Net Sales. This improvement was achieved thanks to a reduction in the cost of the leading raw materials and materials for direct use as well as the equalization of production volumes this year which also contributed to the improvement in fixed production costs.

For the first nine month period, cost of sales fell 2.0% on a comparative pro-forma basis and increased 43.2% on a Corporate Law criteria basis, although also registering gains as a function of the proportionally faster growth in Net Sales in relation to cost of sales.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.4 billion, a gain of 46.8%, reflected in the 660 basis points improvement in gross margin from 18.2% to 24.8% of the Net Sales, in turn benefiting from a year on year growth in revenue and a reduction in production costs. For the accumulated period ending September 2010, Gross Profit amounted to R$ 3.9 billion –

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

30.1% more when using a pro-forma comparative basis and 99.9% in corporate law, again reflecting the gradual and consistent recovery in performance.

Operating Expenses – Operating expenses, excluding other operating results and equity accounting, were up by 11.1% due to the need for investments in marketing, improvements in IT systems and disbursements in consultancy fees for work on the integration process as well as the hiring of new executives.

As we had already forecast, the captured synergies this year will be absorbed by expenses and investments necessary for the integration process which will generate gains for the Company as from next year onwards.

Total operating expenses amounted to R$ 2.8 billion for the first nine months of 2010, 2.2% lower on a pro-forma basis and 52.8% higher when compared using Corporate Law criteria.

Operating Income and Margin – With the improvements reported in business performance, operating income before financial expenses (EBIT) reached R$ 425.5 million, excluding other operating results and equity accounting, translating into an improved year on year operating margin 610 basis points from 1.4% to 7.5%. When set against 2Q10, there was a gain of R$ 27.2 million in operating income for the quarter under review. For the accumulated 9M10 period, there was a gain of 590 basis points in operating margin, the result of an expected gradual recovery in results following the unfavorable situation experienced by the global markets in the preceding year.

Financial Results –  By virtue of the financial discipline implemented through a policy of hedge accounting and the lengthening of the gross debt maturity profile, the Company reported net financial expenses of R$ 30.4 million in 3Q10 against R$ 148.4 million in 2Q10. In 2009, we posted net financial income due to the foreign exchange translation impact on our net exposure and financial cash investments resulting from the R$ 5.3 billion raised through our primary share offering.

Net debt as at September 30 2010 remained stable in relation to 2Q10 at R$ 3.8 billion. This corresponded to a reduction of 15% compared to September 30 2009 in spite of disbursements for investments in capital expenditures.

The net debt/EBITDA ratio fell to 1.7 times due to improved cash generation year to date and the compatibility of net debt and the Company’s operations. Consolidated currency exposure was US$ 370 million (long position) and contemplated in the implemented hedge accounting policy now in place, against US$ 1.2 billion reported for the preceding year.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Debt Profile

R$ Million		09.30.2010		Pro forma 09.30.2009
DEBT - R$ MILLION	CURRENT NONCURRENT TOTAL			TOTAL	% Ch.

Local Currency	1,328	1,931	3,259	4,127	(21%)
Foreing Currency	593	3,486	4,079	4,882	(16%)
Gross Debt	1,921	5,417	7,338	9,009	(19%)
Cash Investments
Local Currency	902	210	1,112	3,173	(65%)
Foreing Currency	2,158	261	2,419	1,293	87%
Total Cash Investments	3,060	471	3,531	4,466	(21%)
Net Accounting Debt	(1,139)	4,946	3,807	4,543	(16%)
Exchange Rate Exposure - US$ Million			370	(1,172)	-

Other Operating Results – Relates largely to the costs of idle capacity – the result  of new plants still at a pre-operational stage in Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled R$ 117.9 million against R$ 34.1 million for the previous year due to the negative results reported at Sadia in the latter period.

Net Income and Net Margin – BRF posted a net income of R$ 211.4 million in the quarter corresponding to a net margin of 3.7% and an increase of 14% in relation to 3Q09. Compared with the 2Q10, the growth was of R$ 40 million in 3Q10. However, there was a growth of R$ 40 million in 3Q10 compared with 2Q10. The improvement in the net result was due to the better operating performance reported for the quarter. For the accumulated nine-month period, net income reached R$ 443.9 million, 118.4% higher on a pro-forma basis and 339.5% up using Corporate Law criteria.

EBITDA – Our EBITDA reached R$ 617.4 million during 3Q10, registering a gain of 137.6% compared with 3Q09 and reflecting the Company’s forecasted consistent and gradual improvement in results with an EBITDA margin of 10.8% against 4.9% (a 590 basis points gain). BRF recorded a quarter on quarter gain of 0.5%, representing additional cash generation of R$ 3.2 million in the quarter.

Operating cash generation for the first nine months of 2010 as measured by EBITDA (operating income before expenses, taxes and depreciation) was R$ 1.6 billion, 107.8% better than the same period in 2009 on a pro-forma basis and 227.5% on a Corporate Law basis. Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, the reduction in production costs and commercial expenses.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Breakdown of Ebitda - CL

EBITDA - R$ Million	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

Net Income	211	185	14	444	101	339
Non Controlling Shareholders	3	(5)	-	1	(5)	-
Employees / Management Profit Sharing	-	-	-	-	-	-
Income Tax and Social Contribution	118	34	246	149	187	(20)
Net Financial	30	(223)	-	331	(290)	-
Equity Accounting and Other Operating Result	27	23	20	129	55	133
Depreciation, Amortization and Depletion	228	246	(7)	622	464	34
= EBITDA	617	260	137	1,676	512	227

Shareholders’ Equity – Shareholders Equity as of September 30 2010 stood at R$ 13.5 billion against R$ 13.0 billion on September 30 2010, 3.3% higher with a return on equity of 3.4% when calculated on the net accumulated result for the first nine months of the year in relation to the initial shareholders’ equity.  Worthy of note is that in the third quarter of 2009, funds from the primary share offering were absorbed into the cash position at the same time as the share incorporations were concluded as part of the merger process with Sadia.

Combination of the Businesses –The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration – On August 27 2010, the Company paid out R$ 53.2 million in interest on shareholders’ equity, equivalent to R$ 0.061136430 per share in accordance with the resolution adopted at the Board of Directors meeting of June 17 2010 with the retention of Withholding Tax at source in accordance with the current legislation.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Stock Market

Performance

Performance	3Q10	3Q09	YTD 10	YTD 09

Share price - R$*	25.75	23.60	25.75	23.60
Traded Shares (Volume) - Millions	129.4	238.6	433.4	438.0
Performance	8.6%	25.9%	13.5%	58.7%
Bovespa Index	13.9%	19.5%	1.2%	63.8%
IGC (Brazil Corp. Gov. Index)	18.7%	22.6%	10.0%	63.9%
ISE (Corp. Sustainability Index)	9.3%	21.4%	2.6%	48.9%

Share price - US$*	15.53	13.31	15.53	13.31
Traded Shares (Volume) - Millions	75.8	87.3	215.8	177.6
Performance	17.1%	39.5%	18.6%	101.9%
Dow Jones Index	10.4%	15.0%	3.5%	10.7%

* Closing Price

The Company’s shares and ADRs outperformed the leading stock indices and sector players. The average daily financial volume traded on the Bovespa and the NYSE – New York Stock Exchange amounted to US$    43.9 million in the quarter, 22.9% less due to the primary share offering and the share incorporations in 3Q09. For the 9M10 period, average daily liquidity was US$ 46.0 million, a year on year increase of 43.5%.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Share Performance

ADR Performance

YTD 12 months

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Average US$46.0 million/day (43.5% higher than 9M09)

Social Balance

BRF employs 114,292 at the production and commercial units and in the corporate divisions.

In the third quarter 2010, BRF invested R$2 million in programs for employee development and skills training. During the quarter under review, the Company began its first Generation BRF Trainees program, the purpose being to attract, retain and develop young professionals. The Company received 15 thousand applications and candidates are currently undergoing a selection process.

The Company runs SSMA (Health, Safety and Environmental) management and professional development programs together with ongoing programs to provide a better quality of life. In addition, we maintain various social outreach programs for the communities in which BRF’s operations are located.

The Company also sponsors staff sporting activities. During this third quarter, the traditional 5-kilometer races were held in various regions of the country with the participation of BRF’s employees.  Another important event was Social Action. This takes place every year with the objective of contributing to the exercising of citizenship through volunteer initiatives and the promotion of development of the communities where we have our operations. Free services are offered in the areas of health, citizenship, education, culture, leisure and sport.

In partnership with the Launch Yourself into the Future Institute, BRF is investing R$ 1 million per year to sponsor the training of athletes with the purpose of social inclusion of youths from low income backgrounds and the search for talents in Brazilian athletics.

Stock Option Plan – On August 26 2010, the Board of Directors authorized the amount of 1,576,911 (one million, five hundred and seventy-six thousand and nine hundred and eleven) stock options, granted to 35 executives with a maximum exercise tenor of five years as established under the Compensation Plan Regulations based on shares approved by the O/EGM held on March 31 2010.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Added Value(CL)

Added Value Distribution	YTD 10	YTD 09

Human Resources	2,271	1,480
Taxes	2,529	1,660
Interest/Rents	1,227	1,046
Interest on shareholder's equity	53	0
Retention	391	101
Non-controlling shareholders	1	(5)
Total	6,473	4,283

Corporate Governance

Corporate Structure – On September 23 2010, BRF – Brasil Foods S.A.’s  Board of Executive Officers was elected, encompassing the positions contemplated in the positions defined in the corporate structuring and constituted as follows: José Antonio do Prado Fay, Chief Executive Officer; Antonio Augusto de Toni, Vice President for Export Markets; Gilberto Antônio Orsato, Vice President for Human Resources; Leopoldo Viriato Saboya, Vice President for Finance, Administration and Investor Relations (CFO); Nelson Vaz Hacklauer, Vice President for Strategies and M&A; Nilvo Mittank, Vice President for Operations and Technology (COO); Fabio Medeiros Martins da Silva, Vice President of Dairy Products; Wilson Newton de Mello Neto, Vice President for Corporate Affairs; Luis Henrique Lissoni, Vice President for the Supply Chain. The Vice Presidencies for Food Service and the Domestic Market will be filled in the event of and  contingent upon the terms of the final approval of the Concentration Act currently subject to examination by the Administrative Council for Economic Defense – CADE, as well as eventual approval of the Company’s Board of Directors.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Diffused Control – Equal Rights

As of October 31, 2010

Capital Stock – R$ 12.5 billion                   Number of Shares – 872,473,246

Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations

Risk Management - BRF and its subsidiaries adopt the most rigorous management practices for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Pursuant to CVM Instruction 480/09 at a meeting on November 12 2010, the Board of Executive Officers states it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on September 30 2010.

CADE - The Association Agreement has been submitted for the examination of the Administrative Council for Economic Defense – CADE. During the period in which the Brazilian anti-trust authorities are examining the Agreement, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

We remain confident that CADE will fully approve the operation in view of the absence of any significant entry barriers in the industry as well as the existence of intense market rivalry and the capture of major synergies and efficiencies.

Sustainability Management – As part of the process of implementing Version 3 of the Global Reporting Initiative’s (GRI) guidelines and improving sustainability management and governance, on November 9, BRF - Brasil Foods will hold its first Onsite Panel for Stakeholders. The objective is to engage the Company’s stakeholders and identify the most important aspects of sustainability upon which BRF should be focusing in its reports.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment I

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
(R$ Million)

BALANCE SHEET - Corporate Law	09.30.2010	09.30.2009

ASSETS	27,184	28,195
CURRENT ASSETS	9,471	11,192
NONCURRENT ASSETS	17,714	17,004
Long Term Assets	4,428	4,006
Investments	23	22
Property, Plant and Equipment	9,014	8,748
Intangible	4,248	4,228
LIABILITIES AND SHAREHOLDERS' EQUITY	27,184	28,195
CURRENT LIABILITIES	5,046	5,988
LONG TERM LIABILITIES	8,671	9,168
SHAREHOLDERS' EQUITY	13,467	13,039
Capital Stock Restated	12,460	12,465
Reserves/Accumulated earnings	1,035	682
Other comprehensive income	18	(45)
Interest on shareholders' equity	(53)	-
Treasury Shares	(1)	(68)
Non Controlling Shareholders	8	4

INCOME STATEMENT - Corporate Law	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

NET SALES	5,702	5,294	8%	16,281	10,600	54%
Domestic Sales	3,364	3,075	9%	9,506	6,085	56%
Exports	2,338	2,218	5%	6,775	4,514	50%
Cost of Sales	(4,287)	(4,330)	(1%)	(12,391)	(8,653)	43%
GROSS PROFIT	1,415	964	47%	3,890	1,946	100%
Operating Expenses	(990)	(891)	11%	(2,797)	(1,831)	53%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	426	73	482%	1,093	115	847%
Financial Expenses, net	(30)	223	-	(331)	290	-
Other Operating Results/Equity Accounting	(63)	(82)	(23%)	(168)	(123)	37%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	332	214	55%	594	283	110%
Income Tax and Social Contribution	(118)	(34)	246%	(149)	(55)	173%
Non-controlling shareholders	(3)	5	-	(1)	5	-
NET INCOME	211	185	14%	444	101	339%
ADJUSTED NET INCOME*	211	185	14%	444	233	90%
EBITDA	617	260	138%	1,676	512	227%

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment II

				Pro - forma
INCOME STATEMENT - R$ MILLION	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

Net Sales	5,702	5,294	8	16,281	15,630	4
Domestic Market	3,364	3,075	9	9,506	8,863	7
Exports	2,338	2,218	5	6,775	6,768	0
Cost of Sales	(4,287)	(4,330)	(1)	(12,391)	(12,641)	(2)
Gross Profit	1,415	964	47	3,890	2,989	30
Operating Expenses	(990)	(891)	11	(2,797)	(2,860)	(2)
Income Before Financial Results (EBIT)	426	73	482	1,093	130	744
Financial Expenses, Net	(30)	223	0	(331)	645	-
Other Operating Results/Equity Accounting	(63)	(82)	(23)	(168)	(98)	71
Income after Financial Expenses and Other	332	214	55	594	676	(12)
Income Tax and Social Contribution	(118)	(34)	246	(149)	(354)	(58)
Non Controlling Shareholders	(3)	5	0	(1)	13	-
Net Income	211	185	14	444	203	118
Net Margin	3.7%	3.5%	20 bps	2.7%	1.3%	140 bps
Adjusted Net Income*	211	185	14	444	335	32
Adjusted Net Margin	3.7%	3.5%	20 bps	2.7%	2.1%	60 bps
EBITDA	617	260	138	1,676	807	108
EBITDA Margin	10.8%	4.9%	590 bps	10.3%	5.2%	510 bps

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment III

	THOUSAND TONS			R$ MILLION
Domestic Market	YTD 10	Pro forma YTD 09	% Ch.	YTD 10	Pro forma YTD 09	% Ch.
Meats	1,310	1,246	5	5,857	5,556	5
In Natura	287	260	11	1,298	983	32
Poultry	178	171	4	679	599	13
Pork/Beef	109	88	24	618	385	61
Elaborated/Processed (meats)	1,023	986	4	4,559	4,572	(0)
Dairy Products	821	752	9	1,719	1,644	5
Milk	672	597	13	1,204	1,115	8
Dairy Products	149	155	(4)	515	529	(3)
Other Processed	345	303	14	1,535	1,226	25
Soybean Products/ Others	302	388	(22)	396	436	(9)
Total	2,778	2,689	3	9,506	8,863	7
Processed	1,517	1,443	5	6,609	6,328	4
% Total Sales	55	54		70	71

	THOUSAND TONS				R$ MILLION
Exports	YTD 10	Pro forma YTD 09	% Ch.	YTD 10	Pro forma YTD 09	% Ch.
Meats	1,734	1,623	7	6,712	6,625	1
In Natura	1,470	1,391	6	5,478	5,402	1
Poultry	1,255	1,172	7	4,344	4,318	1
Pork/Beef	215	220	(2)	1,134	1,083	5
Elaborated/Processed (meats)	264	231	14	1,234	1,224	1
Dairy Products	2	3	(29)	13	16	(17)
Milk	0	2	(91)	1	11	(91)
Dairy Products	2	1	93	12	5	143
Other Processed	11	13	(10)	45	97	(53)
Soybean Products/ Others	6	9	(30)	4	29	(85)
Total	1,753	1,647	6	6,775	6,768	0
Processed	278	245	13	1,292	1,326	(3)
% Total Sales	16	15		19	20

	THOUSAND TONS			R$ MILLION
Total	YTD 10	Pro forma YTD 09	% Ch.	YTD 10	Pro forma YTD 09	% Ch.
Meats	3,044	2,868	6	12,569	12,181	3
In Natura	1,757	1,651	6	6,775	6,385	6
Poultry	1,433	1,343	7	5,023	4,917	2
Pork/Beef	324	308	5	1,752	1,468	19
Elaborated/Processed (meats)	1,287	1,217	6	5,794	5,796	(0)
Dairy Products	823	755	9	1,732	1,661	4
Milk	672	599	12	1,205	1,126	7
Dairy Products	151	156	(3)	527	534	(1)
Other Processed	356	316	13	1,580	1,323	19
Soybean Products/ Others	308	397	(23)	400	465	(14)
Total	4,531	4,336	5	16,281	15,630	4

Processed	1,794	1,688	6	7,901	7,654	3
% Total Sales	40	39		49	49

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change. The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July 7 2009 an agreement was signed with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Affiliate/Coligate name	3 - General Tax payers’ Register	4 - NATURE OF SHARE CONTROL	5- % Capital	6- % investor net equity
7 - TYPE OF COMPANY		8 - number of shares held on current quarter (Units)	9 - number of shares held on last quarter (Units)

01	PerdigÃo TRADING S.A.	04.688.823/0001-02	Private Subsidiary	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHERS		100,000	100,000

02	PSA LABORATÓRIO VETERINÁRIO LTDA	08.519.312/0001-18	Private Subsidiary	88.00	0.07
COMMERCIAL, INDUSTRIAL AND OTHERS		4,808,188	4,808,188

03	PDF PARTICIPAÇÕES LTDA	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

04	UP ALIMENTOS LTDA	08.432.089/0001-77	Private Subsidiary	50.00	0.03
COMMERCIAL, INDUSTRIAL AND OTHERS		500	500

05	SADIA S.A.	20.730.099/0001-94	Private Subsidiary	100,00	30,47
COMMERCIAL, INDUSTRIAL AND OTHERS		683,000,000	683,000,000

06	VIP S.A. EMPREENDIMENTOS e participáções	91.399.972/0001-56	Private Subsidiary	100.00	0.16
COMMERCIAL, INDUSTRIAL AND OTHERS		10,177,028	10,177,028

07	AVIPAL CENTRO OESTE S.A.	05.449.127/0001-06	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		6,953,854	7,465,073

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

08	AVIPAL S.A. CONSTRUTORA E INCORP.	91.399.956/0001-63	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		445,362	445,362

09	ESTABLEC. LEVINO ZACCARDI Y CIA S.A	Private Subsidiary	90.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS		1,800,000	1,800,000

10	CROSSBAN HOLDING GMBH	Private Subsidiary	100.00	6,71
COMMERCIAL, INDUSTRIAL AND OTHERS		35,000	35,000

11	PERDIGÃO EXPORT LTDA	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10,000	10,000

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

20.01 – OTHER RELEVANT INFORMATION

1) Shareholders’ composition of main shareholders, management and fiscal council as of September 30, 2010 – UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)

    Shareholders’ that take part of voting agreement

	246,225,754	28.22

    Tarpon

	43,773,390	5.02

Management:

Board of directors (1)	14,563,392	1.67
Executive officers	646	-
Treasury shares	781,172	0.09
Other shareholders	567,128,892	65.00
	872,473,246	100.00
Shares outstanding	610,902,282	70.02

(1) Permanent and alternate members.

2) Shareholders’ composition of main shareholders, management and fiscal council as of September 30, 2009 – UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	122,573,121	28.10

Management:

Board of directors/executive officers	4,051,560	0.93
Fiscal Council	-	-
Treasury shares	2,421,696	0.55
Other shareholders	307,190,246	70.42
	436,236,623	100.00
Shares outstanding	309,190,146	70.88

(*) Shareholders that take part of voting agreement.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

20.01 – OTHER RELEVANT INFORMATION

3) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of September 30, 2010, is as follows:

Shareholders	Common shares	%
Caixa de Prev. Func. Bco Brasil (1)	112,160,642	12.86
Fundação Petrobrás de Seguridade Social - PETROS (1)	87,560,126	10.04
Fundação Sistel de Seguridade Social (1)	13,293,612	1.52
Fundação Vale do Rio Doce – VALIA (1)	25,998,170	2.98
FPRV1 Sabiá FIM Previdenciário (2)	7,213,204	0.83
Tarpon	43,773,390	5.02
	289,999,144	33,24
Other	582,474,102	66,76
	872,473,246	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies.

(2) Investment fund exclusively held by the by Fundação de Assistência and Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the voting agreement.

As of September 30, 2010 there were 610,902,282 free floating common shares outstanding 70.02% of the total of issued shares.

As of September 30, 2010 the total amount of shares issued by the Company was 872,473,246, of which 781,172 were treasury shares and 76,801,277 were representative shares of ADR’s (each share correspond to 1 ADR).

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

Independent auditors’ review report

To the Board of Directors and Shareholders

BRF - Brasil Foods S.A.

Itajaí - SC

1.     We have reviewed the Quarterly Financial Information of BRF - Brasil Foods S.A. (the Company), comprising the balance sheet and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows and the consolidated Quarterly Financial Information of the Company and its subsidiaries comprising the consolidated balance sheet and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, both referring to the quarter ended September 30, 2010, of which include the explanatory notes and management’s report, which are the responsibility of its management.

2.    Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.    Based on our review, we are not aware of any material modifications that should be made in the accounting information included in the Quarterly Financial Information described above, for these to be in accordance with accounting practices adopted in Brazil, especially the Committee for Accounting Pronouncements – CPC n° 21 – Interim Financial Statements and the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

4.    Based on our review, we are also not aware of any material modifications that should be made in the accounting information included in the consolidated Quarterly Financial Information of the Company and its subsidiaries described above, for these to be in accordance with International Financial Reporting Standards – IFRS, notably IAS 34 – Interim Financial Reporting, issued by the “International Accounting Standards Board – IASB” and rules issued by the CVM, which are applicable to the preparation of the Quarterly Financial Information.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

5.    As discussed in note 1, during the years of 2009 and 2010 a number of Pronouncements, Interpretations and Technical Guidance issued by the Committee for Accounting Pronouncements – CPC – were approved by the CVM, in effect as from January 1, 2010, and changed certain accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of the Quarterly Financial Information for the quarter ended September 30, 2010 and disclosed in note 1. The Quarterly Financial Information is being resubmitted and therefore, differs from the financial information originally presented by the Company on November 12, 2010. The Quarterly Financial Information for the year and period related to 2009 and 2010, presented herein for comparison purposes, were adjusted to include the changes in the accounting practices adopted in Brazil in effect in 2010.

6.    As discussed in note 1, the Company and its subsidiaries began presenting consolidated Quarterly Financial Information since 2010, in accordance with IFRS, notably IAS 34.  The consolidated Quarterly Financial Information of the Company and its subsidiaries for the year and period related to 2009, prepared in accordance with IFRS, are being presented for comparative purposes.

7.    Our review was conducted with the objective of issuing a review report about the financial information contained in the Quarterly Financial Information of the Company and its subsidiaries as referred to in the first paragraph, taken as a whole. The statements of value added (DVA), prepared under management’s responsibility, are presented for the purpose of additional analysis and are not a required by IFRS as issued by the IASB. This supplemental information has been subjected to the same review procedures applied in the review of the Quarterly Financial Information of the Company and its subsidiaries and, based on our review, we are not aware of any material modification that should be done so that the complementary information is fairly presented in all material respects in relation to the Quarterly Financial Information referred to in the first paragraph, taken as whole.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                       September 30, 2010                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

8.    As discussed in note 7, on July 8, 2009, the Company acquired Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.

São Paulo, May 11, 2011

KPMG Auditores Independentes

CRC SC-000071/F-8

Danilo Siman Simões

Accountant CRC MG-058180/O-2 S-SC

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           September 30, 2010                                        CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

23.01 – DESCRIPTION OF MODIFIED INFORMATION

Adoption of IFRS - see note 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 17, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director